FORM 43-101F1
TECHNICAL REPORT

THE EXPLORATION ACTIVITIES OF FRONTEER DEVELOPMENT GROUP INC.
ON THE KIRAZLI GOLD PROPERTY,
ÇANAKKALE PROVINCE,
REPUBLIC OF TURKEY
DURING THE PERIOD FEBRUARY TO DECEMBER, 2005

Located At:
Latitude:  40.0200 Deg North/ Longitude:  26.7142 Deg East

Submitted in fulfillment of reporting requirements under
National Instrument 43-101
On
March 10, 2006

*Prepared By:*

Ian R. Cunningham-Dunlop, P.Eng.
2537 Sechelt Drive
North Vancouver, B.C. V7H 1N7

*And*

Gary Giroux, P. Eng.
1215- 675 West Hastings Street
Vancouver, BC, V6B 1N2

*Prepared For:*
Fronteer Development Group Inc.
Suite 1640 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X1

## 2 TABLE OF CONTENTS

## 2.1  LIST OF TABLES

## 2.2  LIST OF FIGURES

## 2.3  LIST OF PLATES

## 2.4  LIST OF APPENDICES

## 3   SUMMARY

The Kirazli Gold Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey.  It is accessible by a 3 kilometre dirt road from the village of Kirazli which is in turn located 40 km south of the regional capital of Çanakkale.

Fronteer Development Group Inc. has an option to earn a 100% interest in the Kirazli Gold Property ("Kirazli") from Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. (TCAM) through an agreement signed in May 2004.  The property consists of 1,540 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief.

Geologically, Kirazli lies within the Eocene to Pliocene-age, calc-alkaline to alkaline Çanakkale volcanic field on the eastern margin of the postulated Kirazli caldera.  The property is underlain by a sequence of andesitic to dacitic porphyritic coherent and clastic volcanic rocks whose primary textures are largely obscured by a blanket of intense silica and clay alteration.  Gold mineralization on the property reflects a high-sulphidation epithermal system. Early-phase alteration resulted in an upper layer of dense silicification overlying argilitized, pyritic alteration. This is cut by a series of fluted phreatic breccias that provide conduits to silica-, sulphide-, gold- and silver-bearing fluids that pooled beneath the dense silicified and are haloed by advanced argillic alteration.

The property was the subject of considerable exploration work by a previous operator from 1987 to 1992 which culminated in drilling 25 percussion holes (563.54m), 20 reverse circulation holes (3,373.46 m), and 24 diamond drill holes (3,274.50m).  A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes and returned results up to **5.0 g/t gold over 52.5 metres**, **13.7 g/t gold over 19.5 metres**, **1.9 g/t gold over 103.5 metres**, and **3.64 g/t gold over 61.50 metres**.

From February to December 2005, Fronteer completed an exploration program that involved 7385.6 m of diamond drilling in 44 holes, 30 km of line cutting, 30 line km of induced polarization geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples. This program expanded the known high-grade zone, delineated a deeper high-grade feeder zone (**5.7 g/t gold over 51.2 metres,** including **16.62 g/t gold over 15.3 metres**), identified and confirmed significant local silver mineralization (**27g/t silver over 117 metres** and **89 g/t silver over 64 metres**), identified areas of drill-ready surface mineralization and improved on the understanding of the geology and of the geometry of mineralized zones.

In addition to ongoing field work, Fronteer commissioned an independent resource estimate from Giroux Consultants Ltd. The new Kirazli resource outlined 5.43 million tonnes at 1.4 g Au/t and 9.7 g Ag/t classified as indicated (**244,000 ounces of gold and 1,693,000 ounces of silver**) and 17.8 million tonnes at 0.98 g Au/t and 6.7 g Ag/t classified as inferred (**563,000 ounces of gold and 3,859,000 ounces of silver)** at a 0.5 g/t gold cut-off.  The resource area on Kirazli is open for expansion to the north and south and at depth.

The results of the Kirazli 2005 program and the resource estimate detailed above are very encouraging and there is excellent potential to expand the near surface high-grade resources as well as identifying new high-grade zones both near surface and at depth.  A 5,000 metre diamond drill program is proposed for 2006 to test both the lateral extent of the known high-grade zone and to test other mineralized areas at Kirazli.

The proposed budget for this program is **US $1 900 000** with an estimated time to completion of 8 months.

## 4   INTRODUCTION AND TERMS OF REFERENCE

This report on the Kirazli Gold Property of Fronteer Development Group Inc. has been prepared by I.R. Cunningham-Dunlop, P. Eng, and Gary Giroux, P. Eng. at the request of Mr. Mark O'Dea, President.  The report was commissioned by Fronteer Development Group Inc. to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.

The Kirazli Gold Property was optioned by Fronteer in May 2004 from TCAM.  The property now forms an important part of Fronteer's properties and activities in the Biga Peninsula of Western Turkey.  Considerable data is available on the Kirazli Property in Fronteer's files and as readily available public documents.  The public sources of relevant references are listed in Section 23 to this report.

The gold values for work performed by Fronteer are reported as grams per metric tonne ("g/t") unless otherwise indicated.  Currency is reported in US dollars unless otherwise noted.  All map co-ordinates are given as Turkish Co-ordinate System (UTM 6 Degree k=0.9996 – ED50), UTM Central Meridian 27 (ED50) co-ordinates or Latitude/Longitude.

I. R. Cunningham-Dunlop is a qualified person and has worked in his field of expertise for 22 years on gold exploration properties in Canada, United States, Argentina and Australia.  He has been employed by Fronteer Development Group Inc. since November 1$^{st}$, 2004 as Exploration Manager – Canada/Turkey and has a thorough knowledge of the recent work of Fronteer on the Kirazli Gold Property. He is not independent with respect to the business activities of Fronteer Development Group Inc.   G. Giroux of Giroux Consultants Ltd. is a qualified person and independent with respect to the business activities of Fronteer Development Group Inc.

## 5   DISCLAIMER

The authors have relied on information provided by Fronteer Development Group Inc. on the legal status of the claims that forms the Kirazli Gold Property.  An effort was made to review the information provided for obvious errors and omissions; however, the authors shall not be held liable for any errors or omissions relating to the legal status of the claims described in this report.

A substantial amount of technical data on the exploration work performed by the previous operator of the Kirazli Gold Property was provided by Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.S.  This material has been used extensively in this report within Sections 7 and 8.  The authors shall not be held liable for any errors or omissions relating to missing data.

## 6 PROPERTY DESCRIPTION AND LOCATION

Kirazli is located 1.5 km south of the village of Kirazli, Çanakkale Province, on the Biga Peninsula of north-western Turkey **(Figure 1)**. The property consists of 1,540.43 hectares of mineral tenure in 2 contiguous licenses **(Table 1 and Figure 2)** covering a prominent northwest trending ridge with 500 metres of relief.

**Table 1: Kirazli Gold Property - Mineral Tenure**

| License No. | Erisim No. | Sicil No. | Location | Hectares | Due Date |
|---|---|---|---|---|---|
| | | | | | |
| AR-84716 | 1110012 | 62075 | Çanakkale | 979.29 | 26/05/2005 |
| AR-80772 | 2458325 | 57863 | Çanakkale | 561.24 | 14/09/2006 |
| | | | Total | 1540.43 | |

**Figure 1: Kirazli Gold Property – Location Plan**


Bulgaria
Black Sea
Georgia
Greece
Istanbul
Cerattepe - Inmet
Altintepe - Odyssey
Çayeli - Anatolia
Kirazli
Agi Dagi
Ankara
Aegean Sea
Küçükdere - Eldorado
Ovacik Mine - Newmont
Copler - Anatolia
Turkey
Izmir
Efemçukuru
- Eldorado
Kisladag - Eldorado
Iran
Iraq
Syria
Mediterranean Sea
Cyprus
TURKEY

On May 6, 2004, Fronteer Development Group Inc ("Fronteer") entered into an option agreement with Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. ("TCAM") to acquire a 100% interest in the Kirazli Gold Property. A total of 200,000 shares of Fronteer Development Group Inc. were issued to TCAM on signing of this agreement.

**Figure 2:     Kirazli Gold Property – Mineral Tenure Plan**



The obligations of Fronteer related to the May 6, 2004 option agreement include the following items.

- Total exploration expenditures of US$3,000,000 over a period of 4 years and including a minimum expenditure of US$ 250,000 dollars in the first year.
- The issue of an additional 200,000 shares of Fronteer Development Group Inc. to TCAM over a period of 4 years.
- After exercising the option, Fronteer will have earned 100% of TCAM's interest in the Property, subject to TCAM's back-in rights (see below) and to a reserved 2% Net Smelter Return Royalty (NSR) to TCAM.
- In addition to the NSR, Fronteer will also pay TCAM a production bonus of US$10 per ounce to a maximum of 250,000 ounces with for any production from the defined resource area.
- For the initial period of one year and thereafter by mutual consent, Fronteer shall use TCAM as the "Manager" of all work programs on the property.
- During the terms of the agreement, there shall be a 2 km area of interest around the boundaries of the Property such that new ground staked by either party must be offered to the agreement.

At any time prior to Fronteer earning 100% interest in the Property, TCAM has the right to back-in for a 60% interest in the project by spending the greater of:

- Two times the total expenditures accrued by Fronteer at the time TCAM elects to participate in the Property or US$ 3.0 million.

TCAM can also earn an additional 10% interest through the completion of a positive feasibility study and by arranging project financing on behalf of Fronteer Development Group Inc. in the amount of 30% of the capital costs of production.

## 7   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Kirazli Gold Property is located in the Biga Peninsula, 1.5 km south of Kirazli Village, Çanakkale Province in Northwestern Turkey.   Access from Çanakkale, the nearest large population centre (population 78,000) and provincial capital to Kirazli Village is via 40 km of narrow, winding, paved two lane road.  Access from Kirazli Village to the project area is along 3 km of well maintained dirt road which provides access to some of the smaller villages.  A new highway is currently under construction and will connect the City of Çanakkale to the Town of Çan and will pass within 1.5 km of the property.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers.  Temperatures range from 15 to 35 degrees Celsius in the summer season and -20 to -10 degrees Celsius in the winter months.   The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter.  The Property is generally windy, particularly from fall through spring.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan.   Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

Kirazli Daği forms one of the most prominent hills in the region with a maximum elevation of 811 metres **(Plate 1)**.   Relief in the area is approximately 250 metres with slopes generally not exceeding 25-30%.  Vegetation consists of mostly scrub oak and various shrubs up to 3 metres in height. Isolated stands of 20 to 30 year old pines are also present.  Large areas along the western side of the Property have been stripped of the vegetation and replanted with pine seedlings.

**Plate 1:        View along the top of Kirazli Daği – Looking northwest**



## 8   HISTORY

From mid 1987 to early 1989, a non-affiliated Turkish company acquired the Kirazli Gold Property.  The company completed a favourable reconnaissance mapping/rock-chip sampling and stream sediment sampling and then entered into the Kirazli Mining Venture agreement ("KMV") with Newmont Overseas Exploration Ltd. ("NOEL") on March 18, 1989.  Terms of the agreement were retroactive to February 1, 1989.  Under the agreement NOEL had the right to earn a 50% interest in the property by spending $US 3 million on or before September 30, 1991.  Approximately $US 1.8 million worth of work was carried out by at Kirazli from mid 1987 to June 30, 1992 and included the following (presented in a general chronological order):

### Regional Work

- Landsat interpretation - Identified circular caldera feature (6km diameter). Kirazli is located on eastern rim.

- Stream sediment sampling - 250 samples with anomalies to 100 ppb Au on NE flank of Kirazli Daği; other anomalies to 50 ppb gold in northern part of KMV.

### Mapping

- General I: 25000 scale mapping – Identified silicified/opalized volcanic rocks in the region and with areas of extensive silicification and argillization on Kirazli Daği. Follow-up sampling of stream sediment anomalies in north part of KMV resulted in the discovery of small areas of silicification and argillization with minimal gold (100 ppb) in rock samples and limited tonnage potential.

### Project Work

- 1:500 scale mapping – Focused on silicified/opalized volcanic rocks on Kirazli Daği and Çatalkaya Tepe and identification of advanced argillic assemblage with overprinted stockwork veinlets, identification of pyrophyllite and late-stage clay alteration as well as delineation of structures.

- Rock chip samples – 311 samples were taken.  A number of anomalies were outlined: gold in silicified volcanic rocks with barite veining retuned 2.0-7.0 g/t Au; samples of 0.1-4.0 g/t Au were assayed in argillic alteration with segregations of quartz/pyrite veining; and anomalous trace element values were found on the crest of Kirazli Daği (up to 440 ppm Ag, 4300 ppm As, 1300 ppm Sb and 60 ppm Hg).

- Exploration pitting - 32 pits were excavated for a total of 67.0 meters and 99 rock samples.  Results confirmed soil anomalies to 3 m depth.

- Spectral IP/Resistivity surveys – Covered 19.1 line kilometers over 14 lines and delineated broad, NW-trending areas of silicification and/or sulfides.

- Total field magnetic survey – 28.8 line kilometers were done over 14 lines.  Results were flat and no specific features were recognized to correlate with mineralization.

- Percussion Drilling (KRP Series) - 25 holes were drilled for a total of 563.65 metres.  Anomalous soils were confirmed with drill samples in bedrock from 0.1 to 3.6 ppm gold.

- Reverse Circulation Drilling (KRC Series) - 20 holes totaled 3,373.46 metres delineated significant areas of oxide and sulfide Au mineralization (0.5-61.0 g/t Au and 0.5-2.9 g/t Au respectively) and were interpreted to have plumed deposit configuration.

- Diamond Drilling (KRR Series) - 24 holes totaling 3,274.50 metres delineated oxide and sulfide Au mineralization (0.53.6 g/t Au and 0.5-34.8 g/t Au, respectively) resulting in the development and refinement of deposit model.

- Petrographic analyses - 13 drill core and 4 hand specimens were selected for thin/polished section studies.  Mineral identification and paragenesis ideas generated from drilling were confirmed and free gold was identified.

- Metallurgical studies - Four bottle roll tests on sulfide and oxide ores and one autoclave and one stir tank test on sulfide ore amenable to leaching with bio-oxidation or autoclave pre-treatment.

- Topographic survey - Contract surveys prepared 1:1000 and 1:5000 scale topographic base maps of the Kirazli prospect and established locations of the baseline, various control points, all of the percussion drill holes, the majority of the RC drill holes, and four of the core holes.

- Computer modeling - Core and RC drill data was digitized in Lotus format for transfer to Vulcan modeling program.

- Multi-element analyses - Composite samples from drill holes KRC-1 (33 samples) and KRR-7 (43 samples) were analyzed for Au, Ag, As, Sb, CLI, Pb and Zn.  Ba, Bi, Hg, Sn, Te and W were run on KRC-l and Pb, As, Sb, Ag and/or Hg were done on samples from both holes that were above gold zone and deeper samples with Cu or Pb anomalies.

- Detailed soil program - 47 soil samples were collected on three lines directly over and flanking the known gold mineralization intersected in drill holes KRR-7, 17 and 18. Soils were analyzed for Au, Ag, As, Sb, Cu, Pb and Zn.  A close correlation of Pb, As and Sb anomalies was found.

After this work in 1987-1992, the KMV dissolved and no further exploration work was carried out until the property was acquired by TCAM in early 2004 and subsequently by Fronteer in May 2004.  TCAM has served as the operator of the project by means of a service contract with Fronteer. Geologists representing Fronteer have been involved in the work programs administered by a Fronteer-Teck Cominco technical committee. Details of the 2004 program can be found in Cunningham-Dunlop, 2005.  The 2004 program involved a compilation of historic data, a topographic survey, a reject re-assay program, and three diamond drill holes totalling 890.90 m.

## 9 GEOLOGICAL SETTING

### 9.1 Regional Geology

The Republic of Turkey is underlain by crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia continents. The Biga Peninsula, in particular, is located in the western part of the Sakarya Tectonic Zone which is bounded by the Intra-Pontide Suture to the north and the Ismir-Ankara-Erzincan Suture to the south. The Biga Peninsula is comprised of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdağ massif north of Küçükkuyu. The Kirazli Gold Property is located in a Tertiary volcanic basin, adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdağ massif **(Figure 3)**.

**Figure 3: Geology of the Biga Peninsula, Turkey**


Working areas in Biga Peninsula
Sakarya Zone
Jura. Cre
Sandstones, limestones
U. Triassic
Olitostromes
(Hodul Unit)
Quartzo-feldsp. clastics
Karakaya Complex
Triassic
Orhanlar greyw.
Permo-Tr.
Nilüfer Unit
Permian
Limestones, shales, sandstones
Devonian
Granitoid
Paleozoic
Gneiss, micaschist, marble
Volcano-sedimentary complex
Neogene deposits
M. Eocene limestones and flysch
Oligo-Miocene granitoid
Peridotite
Fault
50 km
Bornova Flysch zone
U. Cret-Pal.
Flysch
Triassic-Cret.
Limestones
N
Saros Bay
Sarkoy
Karabiga
Bandirma
Canakkale
Kirazli
Ezine
Kazdağ
Massif
Küçükkuyu
Edremit
Lesbos

### 9.2 Local Geology

The Kirazli Gold Property lies within the Eocene to Pliocene, calc-alkaline to alkaline Çanakkale volcanic field. This extensive volcanic field occupies approximately 50% of the area of the Biga Peninsula or an area roughly 40 km by 40 km **(Figure 4).**

Both complete and truncated circular features interpreted as caldera structures and sources of the volcanic rocks occupy the northwestern portion of the volcanic field. These circular features are discernable on 1:100.000 scale Landsat images. The Kirazli project lies on the eastern edge

of one of the largest (6km diameter) caldera structures, which is informally called the Kirazli Caldera.

A strong ENE structural trend in areas of the Çanakkale volcanic field is easily seen on Landsat photos. Intrusive rocks and hydrothermal mineralization in the volcanic field have been localized along this trend. The alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralization.

**Figure 4: Gold Prospects in the Biga Peninsula, Turkey**



N
LEGEND
Intrusive (Granodiorite, Gabbro)
Volcanics (Andesite, Dacite, Rhyolite)
Fault
Boundary
Silicification
Rock Samples >500ppb
Silt Samples >20ppb
Kirazli Caldera
DEDEDAGI
BODURLAR
DOGANCILAR
DIKMEN
AKBABA
8MT@ 1.3 g/t Au
KARTALDAG
KİRAZLI
TV TOWER
PIRENTEPE
TEPEKÖY
KARINCALI
HALILAGA
KOCATARLA
KIZILDAM
T-4
AGIDAGI
20MT@ 1 g/t Au
EVCİLER
BAHÇEDERE
ALTINOLUK
AVCILAR
KÜÇÜKDERE
1.5 MT@ 5 g/t Au
20 km


### 9.3 Property Geology

The Kirazli Property is characterized by two prominent peaks, Kirazli Daği to the north and the smaller Çatalkaya Tepe to the south separated by a low-lying saddle. Underlying these peaks is Miocene andesitic to dacitic volcanic and high-level syn-volcanic intrusive rocks **(Figure 5)**. These felsic to intermediate rocks are variably altered, brecciated, mineralized and display a range of intensities of brittle deformation. 1:2000 scale bedrock mapping exercise was undertaken in 2005 to better understand and constrain the controls and extents of mineralization in the project area.

**Figure 5: Kirazli Gold Property - Property Geology**


4431000 mN
4430500 mN
4430000 mN
4429500 mN
4429000 mN
4428500 mN
475500 mE
476000 mE
476500 mE
North Zone
Ridge Zone
High Grade Zone
Kirazli Daği
SW Zone
Çatalkaya Tepe
N
W
E
S
0
125
250
meters
LEGEND
Intense Silicification
Phreatic Heterolithic breccia
Epiclastic Heterolithic breccia
Olivine phyric mafic dike
Quartz phyric felsic volcanic
Post-mineralization faults
Late brittle fault
Block fault
Cauldera related fault
Road
Outcrop
Uncoloured outcrops are undifferentiated coherent feldspar-phyric rocks

**Formatted:** Font: 8 pt, Bold

### 9.3.1 Lithology

The volcanic and syn-volcanic intrusive units are generally abundantly feldspar (+/- quartz) porphyritic, locally containing lithic fragments. These massive feldspar porphyritic rocks generally lack textures that can be used to distinguish whether these coherent rocks are flows, domes or intrusives. Unless abundant lithic fragments or clear volcanic textures are present the lithologic designation assigned was 'feldspar porphyritic intermediate intrusive'. Small (less than 1 m to 2 m wide), quartz-feldspar porphyritic, felsic dikes, and olivine porphyritic diabase dikes intrude the volcanic pile.

Rare laminated tuffaceous rocks are interleaved with the coherent feldspar porphyritic rocks, particularly on the upper part of the southwest flank of Kirazli Daği and the eastern edge of the cap of Çatalkaya Tepe. Two exposures of dismembered, finely laminated grey cryptocrystalline silica have been interpreted as cinter material. These exposures are over 500m apart and probably represent distinct pools in the volcanic field.

A wedge of coarse grained, re-sedimented, locally graded, heterolithic volcaniclastic breccia is present along the southwest flank of Kirazli Daği and can be traced both in surface exposures and in drill core. Small bodies of heterolithic breccia are exposed in patches along the top of Kirazli Daği. These appear to cut the predominant volcanic/intrusive rocks. These bodies have locally been traced in drill core and appear to be small pipes that plunge to the southwest. These heterolithic breccias will be discussed in greater detail below.

### 9.3.2 Brecciation

A variety of breccias are present at the Kirazli Property. These can be split into categories based on: a) the modes of the fragments; b) the nature of the matrix/cement; and c) the abundance of matrix/cement considered together with the fit of the fragments. The two main subdivisions are heterolithic and monolithic breccias.

#### a) Heterolithic breccias

Two types of heterolithic breccias have been identified on Kirazli Daği; a re-sedimented heterolithic volcaniclastic breccia, and heterolithic breccia that cuts through the volcanic stratigraphy in breccia pipes. Both are have silicified and argillitized fragments; sulphide- and oxide-bearing fragments; bedded, fragmental and coherent fragments; angular through sub-rounded fragments and a sandy "rock flour" matrix reflecting the same diversity of provenance as the larger fragments. Both are poorly sorted with moderately well sorted portions locally. Both have variable amounts and species of cementing material.

The distinction between the re-sedimented breccia and the breccia pipes was based on large scale criteria, particularly in drill core where the re-sedimented breccia displayed local grading. The overall three-dimensional shape of the bodies revealed the fluted shape of the breccia pipes, and the sub-horizontal wedge shape of the re-sedimented breccia.

In the breccia pipes, the matrices display a greater range of cementing materials than is present in the re-sedimented breccias. This appears to have, in general, a vertical control though lateral changes within the pipes, may also be present. There are variable amounts and species of cementing materials present including alunite, alunite-quartz, quartz, pyrite and iron oxide minerals. However, the dominant interstitial material is fine rock.

The re-sedimented volcaniclastic breccia is interpreted to represent a mass wastage event that transported unlithified to semi-lithified material. The breccia pipes are interpreted to be phreatic breccias arising from catastrophic pressure release that resulted in explosive boiling of sub-surface fluids.

b) Monolithic breccias

There is a large variety of monolithic breccias that are distinguished by matrix/cement abundance, fit of the fragments (crackle, jigsaw, chaotic), and the composition of the matrix ('rock flour')/cement (sulphide, iron oxide, clay, quartz, etc.). In general, the amount of matrix/cement is related to proximity to the structure that controlled the development of the breccias. Breccias in the center of the structure have more matrix/cement and a more chaotic organization of the fragments while peripheral to the structure, breccias have less matrix/cement and might be a crackle breccia. Cement composition reflects fluids that passed through the breccia both during and after the brecciation event.

### 9.3.3    Alteration

The rocks of Kirazli typically display moderate to intense epithermal style alteration. There is a pronounced vertical stratification of the widespread early alteration that is overprinted by fluted zones of clay minerals.

**Plate 2:     Strong alteration in outcrop around old workings**



a) Silicification

The topographic prominence of these hills reflects the presence of a silica cap. There were multiple alteration events that introduced silica to the Kirazli property.

The earliest and most widespread silicification is represented by grey, massive, sugary and vuggy silica and may have been associated with the development of cinter. The prominent, large outcrops along the flanks of Kirazli Daği and Çatalkaya Tepe are primarily this early grey silica. Primary volcanic features including phenocrysts and fragments are locally preserved where the early grey silica is preserved as the dominant alteration facies. Elsewhere subsequent acid leaching processes have resulted in vuggy and cavity riddled grey silica. This is exemplified in the prominent outcrops on Çatalkaya Tepe. The early, widespread silicification is barren and is interpreted to be the high-level alteration zone above the widespread argillic alteration.

The early grey silica (including the cinter rock) is cut by yellow-green 'chalcedonic' to 'opaline' silica that occurs variably as a pervasive overprint, as *in situ* breccia matrix and in stockwork/veins. This dense, impermeable silica is best developed in the flat outcrops on the top of Kirazli Daği and represents Kirazli Daği's 'silica cap'. Numerous fractures and brittle faults occur within the silica cap rock. This second silica bearing event may be associated with the low-grade gold mineralizing event that appears to be localized in the rocks beneath this dense silica cap rock.

Another phase of silicification occurs as grey quartz (+/-pyrite/iron oxide, +/-clay species) veins fill fracture arrays that cut all rock types and alterations observed at Kirazli. It is interpreted that these veins carry the high-grade gold and silver.

The final phase of silicification is late crystalline silica that forms in cracks and vugs that overprint the chalcedonic and grey silica.

### b) Argillic and advanced argillic alteration
The earliest and most widespread alteration is argillic. It underlies the massive grey silica and the later chalcedonic silica cap rocks. The argillic alteration is typically characterized by fine grained, soft, grey dickite/kaolinite and variable amounts of quartz. Disseminated pyrite or iron oxide minerals (dependant on the redox horizon) are also ubiquitous. These minerals form a dark a groundmass to white dickite/kaolinite pseudomorphs of feldspar phenocrysts. Primary volcanic textures are generally preserved, even locally highlighted, where this is the dominant alteration facies. It is interpreted that this widespread argillic alteration corresponds to the same alteration event as the overlying grey silica.

Advanced argillic alteration was only identified locally and over-prints the earlier argillic alteration. Argillic and advanced argillic alteration facies were distinguished based on the identification of alunite and/or late dickite (greasy and translucent, occurring in veins and fractures). Where one or both of these minerals is abundant the alteration was classified as advanced argillic. Alunite-dominated alteration occurs as pervasive, patchy and wispy flushes over the earlier argillic and silicified rocks in domes that envelope breccia shoots. The late dickite-bearing event over-prints or may be pene-contemporaneous with the alunitic alteration. It is more widespread than the alunite, but the dendritic vein arrays originate from the same breccia shoots.

### c) Propylitization
At depth in drill core and in outcrops at low elevations on the southwestern flank of Kirazli Daği the presence of gypsum and calcite with the ubiquitous clays indicate propylitic alteration.

### 9.3.4    Structure
There are four main structural trends that impact the rocks of Kirazli Daği. All show a range of intensities from isolated fractures through faults with gouge and/or slickensides and all are consistent with brittle deformation.

a) Steep NW/SE striking structures that control the overall trend of Kirazli Daği are early and are interpreted to be associated with caldera development. These structures are readily apparent in Landsat images.

b) NE and SW striking extensional block faults have resulted in a horst and graben configuration evidenced by the abrupt elevation changes in the silica cap. This is most clearly shown in the downward offset of the silica cap in the saddle area between Kirazli Daği and Çatalkaya Tepe. These block faults are highlighted by drainage lineaments and appear to be the structural corridors along which the phreatic breccia pipes were implaced. Gold mineralization also follows these corridors on the southwest flank of Kirazli Daği.

c) The north striking high grade zone corresponds with abundant near vertical fractures and may have contributed to the localization of the phreatic breccia bodies.

d) E striking faults correspond with offsets in high grade mineralization and must, therefore, have developed after the second high-grade mineralizing event. This is most evident in a sinestral fault near the northern end of Kirazli Daği that also offsets a SW striking fault that is part of trend 2.

### 9.3.5    General conclusions

- The volcanic assemblage displays disordered, intra-caldera relationships (interfingering, slumping, etc.); the wedge-shaped body of heterolithic breccia along the southwest flank of Kirazli Daği represents a syn/post-eruptive gravity slide deposit;

- The volcanic stratigraphy is transected by several small heterolithic breccia pipes;

- The original rock textures are typically obliterated by intense alteration;

- The general layer-cake alteration of silica above argillic above propyllitic styles of alteration, abundant sulphide minerals, and evidence of acidic conditions (widespread vugginess) supports a high sulphidation epithermal deposit environment;

- Vertical offsets in the silica cap are controlled by brittle faults which have a strong spatial correlation with mineralized zones at surface;

- Direct control of mineralization by original volcanic lithologies was of minor importance;

- There is a spatial relationship between the breccia pipes and gold mineralization; and

- The small scale of the breccia pipes, the structural control on their positions, the angle of their plunge and association with disrupted cinter suggest that these are phreatic breccias.

## 10  DEPOSIT TYPES

The principal model for gold mineralization at the Kirazli Gold Property is a high-sulphidation, epithermal gold deposit.  Premier examples of this kind of deposit are Yanacocha, Pierina and Alto Chicama in Peru.  The Kışladağ gold deposit (5 million ounces) located in Turkey and owned by Eldorado Gold Corporation is a more conservative example.

## 11  MINERALIZATION

The Kirazli Gold Property is the site of an Au-bearing, high-sulphidation, epithermal deposit. **Figure 6** is a generalized cross-section of the deposit.

**Figure 6:**     **Generalized Cross-Section of Kirazli Gold Property**



### 11.1    Gold

Gold mineralization at Kirazli can be subdivided into three main types:

a) A regional low-grade gold zone underlies much of Kirazli. This low grade mineralization occurs both above and below the redox horizon.

b) An elongate body of high-grade gold mineralization that occurs in the uppermost argillic/advanced argillic zone overlapping slightly the bottom of the silica cap. This north trending zone has an abrupt western boundary, but is more diffuse to the east and is open to north and south.

c) High grade shoots that transect the redox horizon plunge to the southwest. These shoots appear to be spatially related to the phreatic breccia bodies. Upper portions of these high grade shoots are also rich in silver.

The wide spread, low grade mineralization is interpreted to be early and may be associated with the broad epithermal alteration that resulted in the chalcedonic silica (the second silica event). The quartz-feldspar porphyritic dikes and the rocks immediately around them are also weakly mineralized.

The main High Grade Zone and the high-grade shoots may have developed during the same mineralizing event. The high-grade shoots are spatially associated with the phreatic breccia bodies and were either generated during the same event or the gold shoots followed zones of increased permeability that were created during the brecciation event. The high-grade shoots and breccia pipes are structurally controlled, and appear to be associated with local advanced argillic alteration.

In addition, dendritic vein arrays emanate from the breccia pipes with an upwardly fluted shape (although they may be concentrated in the 'hanging walls' of the breccia pipes. The quartz+/- dickite ('pyrophyllite') +/-pyrite veins are commonly rich in both gold and silver. They appear to be structurally controlled, using pre-existing fractures and *in situ* breccias.

### 11.2 Silver

Although there is a strong spatial correlation between silver and gold mineralization at Kirazli, it is not an absolute spatial correlation. It generally overlaps the high grade gold mineralization, but also displays an offset both vertically and to the north. This is consistent with an epithermal deposit model that results in distinct zones of mineralization reflecting the progressive precipitation of various elements from hydrothermal fluids with changes in pressure and temperature. There is a strong northerly trend of silver mineralization that transects Kirazli Daği as the main gold High Grade Zone does. The highest silver values obtained in drill-core occur near the top of KD-37 on the NE edge of Kirazli Daği, slightly above and overlapping the gold mineralization in that hole. The greatest silver values obtained in outcrop occur along the western flank of the hill.

### 11.3 Iron minerals

Iron minerals have been distinguished primarily on their oxidization state. This has lead to the definition of a redox (reduction/oxidization) horizon that reflects the penetration of supergene oxidizing fluids into the rocks of Kirazli Daği. Above the redox horizon, iron mineral species are predominantly oxides, below it they are primarily sulphides (pyrite and rarely marcasite at depth). In some well-developed fracture and breccia zones iron oxide minerals have been observed below the redox horizon due to supergene oxidization. In some veinlets, and where oxidation processes have been incomplete, pyrite has been observed above the redox horizon. In areas where there is a paucity of fractures or breccias, both oxide and sulphide iron minerals are present in approximately equal amounts. These areas are considered transitional. The redox horizon has proved to be an effective marker horizon that has contributed to the identification and delineation of brittle faults and fault offsets as well as zones of fracture and/or breccia with associated enhanced fluid movement.

Iron oxide is noted at Kirazli as:
- Muddy hematite in fault gouge
- Light red hematite alternating with mustard yellow jarosite in leisengang banding in broad zones flanking fractures
- Hematite and limonite as normal fracture coatings
- Limonite in columnar form
- Jarosite directly associated with hydrothermal cavities and Au mineralization
- Hematite as black, botryoidal ferricrete

Iron oxide-filled and coated fractures locally offset earlier veinlets and stringers noted above and locally create small breccia zones up to 3cm in width.

Pyrite is noted at Kirazli as:
- Abundant disseminated euhedral crystals
- In veins +/- quartz +/- greasy dickite
- In massive zones up to 1.5 m wide

### 11.4    Paragenesis

The proposed paragenesis of the deposit is summarized in the various stages below.

a) Deposition of an andesitic-dacitic volcanic pile.

b) High sulphidation epithermal style alteration of the volcanic rocks that resulted in a broad layer of massive grey silica overlying a pyrite-rich argillic zone and underlying/flanking propyllitic zone.  A gold-barren event.

c) Hydrothermal alteration introduced acidic fluids that corroded the silicified volcanic rocks leaving a vuggy silica horizon at the base of the grey silica layer.

d) Progressive introduction of fluids resulted in an overprinting dense chalcedonic horizon with a smaller footprint than the porous vuggy silica horizon.  Low-grade gold was introduced to the porous rocks beneath the impermeable dense silica horizon. Intrusion of gold-bearing, quartz-feldspar porphyritic dikes.

e) Collapse of the volcanic edifice resulting in the ring faults (NW oriented faults at Kirazli) and caldera morphology. Block faulting of the Kirazli Caldera (NE/SW oriented faults) was probably active for a protracted period of time that spanned many of the subsequent stages, but initiated with the development of the caldera structure.

f) Development of phreatic breccias along NE/SW structural corridors created during the block faulting.

g) Rising hydrothermal fluids enter the permeable horizon created/enhanced in Stage 6 and boil, precipitating Au.  The boiling would have been initiated by the drop in pressure in the vuggy zone. It is possible that some of the Au precipitated during this event was gained from fluids passing through previously mineralized rock (Stage 4). This stage created the sub-horizontal High Grade Zone. Alunite may also be a part of this stage of mineralization however Au mineralization cannot be directly related to alunite occurrences.

h) Continued introduction of fluids introduced silica, dickite, pyrite gold and silver to fractures created during the development of the phreatic breccia pipes (Stage 6). This stage is interpreted to be a continuum initiated during the Stage 6 breccia development continuing through the Stage 7 High Grade Zone deposition. This stage represents the amplification of gold and silver mineralization in the high grade shoots that introduced the gold and silver to the High Grade Zone.

i) Post -mineral faulting marked by hematite mud.

j) Supergene and hypogene oxidation.  The latter is noted by significant quantities of botryoidal black hematitic ferricrete.

## 12 EXPLORATION

The 2005 exploration program ran from February to December 2005 and involved 7385.6 m of diamond drilling in 44 holes, 30 km of line cutting, 30 line km of induced polarization geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples. This program expanded the known high-grade zone, delineated a deeper high-grade feeder zone (**5.7 g/t gold over 51.2 metres,** including **16.62 g/t gold over 15.3 metres**), identified and confirmed significant local silver mineralization (**27g/t silver over 117 metres** and **89 g/t silver over 64 metres**), identified areas of drill-ready surface mineralization and improved on the understanding of the geology and of the geometry of mineralized zones.

An independent resource estimate for the Kirazli Gold Property was commissioned by Fronteer and conducted by Giroux Consultants Ltd. ("GCL") (see Section 19).

**Plate 3:      Drilling on the Ridge Zone in March**



### 12.1 Geophysics

A ground geophysics program was carried out between May 24, 2005 and July 11, 2005 on Kirazli. A total of 30 line kilometres were surveyed along 15 IP lines. The program set out to expand the existing IP dataset, characterize IP patterns around known mineralization, and predict new mineralized targets. Fifteen approximately east-west lines were cut across the prominent topographic highs of Kirazli. Across Kirazli Daği the lines are spaced approximately 100 m apart while those that cross the saddle area and Çatalkaya Tepe are spaced approximately 200 m apart. Data collection sites were spaced 50 m apart.

Oztan Geophysics of Ankara was contracted to establish the grid by compass and GPS. Numerous survey errors resulted in an erratic deviation from the planned E-W oriented grid stations. GPS co-ordinates of the actual grid stations were determined and used for all data processing.

IP measurements were carried out from by Oztan personnel, using a 50m-spacing dipole-dipole method. The resulting raw IP data was inverted by TCAM personnel in Vancouver.

#### 12.1.2  Results
a) Resistivity

The resistivity sections display three main features **(Figure 7)**:

- A broad arc of higher resistivity around a central low resistivity core in the west of the Kirazli property.
- The summits of Kirazli Daği and Çatalkaya Tepe comprise broad areas of moderate resistivity.
- Each summit displays local northwest-southeast anomalies. These have a variable, 50-300m width and are 50-150m thick. Continuity between sections is limited.

**Figure 7:     Arial view of Resistivity Sections from Southeast**



19

b) Chargeability

The chargeability sections display four main features **(Figure 8)**:

- Concentric circular high and low chargeability anomalies, centered in the west of the Kirazli property. The central chargeability high is ~350 m radius, while the outer low has a radius of ~700 m.
- There is a significant north-south chargeability high. The anomaly is 300-700 m wide, ~150 m thickness, and 2 km long, from east of Kirazli Daği summit to the summit of Çatalkaya Tepe.
- Narrow northwest-southeast chargeability highs that trend along the Kirazli Daği ridge, northwest of the summit. They are ~50-70 m wide, with good correlation between sections.
- Possible left-lateral offset. The north-south chargeability high anomaly is apparently displaced by a left-lateral jog in the Kirazli-Çatalkaya saddle. The orientation of this is unclear, but may be northwest-southeast.
- There is a partial correlation between low chargeability and high gold grades.

**Figure 8: Arial view of Chargeability sections from south**


NW-SE feature
Concentric Circular features
476500
N-S anomaly
Left-lateral Offset?

**Formatted:** Font: (Default) Arial

### 12.1.3 Discussion

IP anomalies display a concentric circular pattern, centered to the west of the Kirazli Gold Property. Compiled sections display a series of layers with distinct IP signatures that correspond with geological features:

- A high-chargeability/low-resistivity core corresponds with elevated gold in soils.
- A low-resistivity/chargeability mantle correlates with argillic alteration, and high soil copper.
- An outer arcuate high-resistivity zone correlates with the barren silica cap, and high soil molybdenum.
- A high-chargeability rim, trending north-south at the scale of the survey correlates with intense silica-dickite-pyrite (±sericite?) alteration in core.

It seems likely that the circular IP structure is the result of a porphyry body with an accompanying mineralization signature in soils. Epithermal gold mineralization sits within the resistivity high, to the west of the chargeability anomaly.

The Kirazli Gold Property lies on the eastern shoulder of a porphyry stock to the west, immediately under the silica cap. As such, it is the classic high-sulphidation epithermal location. The western edge of the high chargeability/low resistivity zone should be prospective for other epithermal targets, such as:

- The saddle between Kirazli Daği and Çatalkaya Tepe
- The southwest side of Kirazli Daği at the edge of the silica cap
- The western slope of Çatalkaya Tepe

In this model, the west edge of the Kirazli Gold Property should also be prospective as a porphyry target.

IP patterns predict the general position of prospective areas, but do not predict precise location of mineralization. Epithermal mineralization has overprinted the porphyry architecture. Known mineralization cross-cuts the local IP anomalies, and occurs in areas with different IP signatures. It would appear that the IP survey can identify pre-existing structures which may contain gold, but the IP signature itself does not reflect the presence of mineralization.

### 12.2 Soil and Rock Sampling

Soil samples were taken approximately every 50 m along the grid lines; 634 samples collected. Sample locations were established using GPS instruments. At stations where soil could not be collected and an attempt was made to find an alternative sample location within a 10 m radius. Samples were taken by digging a hole into the soil material to a depth of up to 30 cm (where available) with a pick. Between 300 g and 500g of sample was collected in paper 'craft' bags at each site. Samples were labeled and shipped for analysis (see Section 15). **Figure 9** shows sample locations and anomalous results.

One hundred and eighty rock grab samples were taken in 2005. Sample locations and gold values are shown in **Figure 9** with the outlines of soil geochemical anomalies.

Gross geochemical patterns in surface rock and soil samples at the Kirazli Gold Property define a classic zoned arrangement that would be anticipated in a system that is driven by a porphyry style intrusive body. Low levels of Au in soils correlate with the core of the porphyry. This is rimmed concentrically by low levels of copper and molybdenum respectively. The zonal arrangement of these 'key' deposit defining geochemical elements vectors towards the principal fluid source to the southwest of Kirazli Daği. The molybdenum halo broadly coincides with the crest of Kirazli Daği's ridge line and may define the outer limit of the intrusive source. The distribution of high values of key elements (Au, Cu, Mo) is asymmetric, concentrated around the eastern side of the interpreted intrusive center. This pattern suggests that the porphyry may have ruptured and that the majority of the fluids were funneled into the eastern side of the complex.

The soil data depicts zinc rimming the northwestern and eastern margins of the high sulphidation complex. Stronger Bi, Sb, and Ba values are focused along feeder structures on the southwest side of the system. A broad concentration of Pb, As, and Mo occurs along with the crest of Kirazli Daği.

The three 'types' of mineralization were delineated at the Kirazli Gold Property, the High Grade Zone, the low grade envelope and the high grade feeders display distinctive geochemical associations in the soil data. The High Grade Zone is characterized in the soil data by abundant Sb, moderate As and depleted Bi, Au, and Ag. Areas underlain by the low grade envelope are characterized by stronger As, moderate Pb and low Sb values and are Au-Ag depleted. Strongly elevated Ba, weakly elevated As, and elevated Au, Ag, and Pb soil values in corridors along the southwest flank of Kirazli Daği are interpreted to reflect high grade feeder zones. At the northern limit of the N-S trending mineralized structural corridor is a cell with the same geochemical signature that may reflect a feeder that reached the surface.

The elements typically associated with mafic rocks, such as Cr, Ni, V and Ti, are present in a series of sub-parallel N-S trending bands. These bands of mafic-associated elements may represent the presence of mafic dikes – one of which was observed in mapping in the westernmost extent of the property (Section 9.3.1).

There is a distinct zonation of metals associated with the abundance of gold and silver. There is, however, a significant overlap of these two precious metals. In general, silver and its' associated metals occur at somewhat higher topographic elevations and further to the northeast than does gold and its' associated metals.

**Figure 9:      Soil Sample Locations with Outline of Anomalies and Gold in Rock Samples**



### 12.3    Channel Sampling

A channel sampling program was initiated to follow-up anomalous gold and silver in rock samples. Sixty-four channel samples were taken in two large outcrop areas on the southwest flank of Kirazli Daği and at outcrops at selected drill pads. Particular attention was given to two historic workings in one of the outcrops.  Samples were taken by cutting 2 parallel incisions in the outcrop approximately 5 cm apart and 2 cm deep using a portable rock saw.  The sample was hand chiseled from between the incisions and collected into labeled bags.  Samples were approximately 1 m in length.

### 12.4 Trenching

One trench was excavated on the KD-37 pad following the return of highly anomalous silver values at the top of that drill-hole. This was in part driven by concerns that anomalous silver in drill core may have been the result of bit contamination (see Section 16.5). The 4 m long by 2 m wide by 2.5m to 3.5m deep trench was mapped **(Figure 10)** and sampled prior to the trench being refilled. Panel and channel samples were both taken from the pit walls. Panel samples were taken from an area of 1 m by 1 m from the surface of the pit walls to a depth of 1cm to 2 cm. Continuous sampling of each walls was achieved with this sampling method. Both horizontal and vertical channel samples of 1 m length, 3 cm to 5 cm width and 1 cm to 2 cm depth were taken in each section that was panel sampled. Both types of samples were taken using a geological pick and/or chisel and collected into labeled plastic sample bags.

Anomalous silver values were confirmed, and even increased during this trenching and sampling exercise. Distinctive metal associations were noted from the geochemical analyses yielded from this sampling. Gold is associated with silver, barium, cobalt, chromium, mercury, potassium, lanthanum, molybdenum, nickel, sulphur, antimony, tellurium, and zinc. Silver is associated with mercury, barium, and antimony. The trench samples displayed highly anomalous gold (up to 2.18 g/t), silver (up to 247 g/t), together with a variety of anomalous pathfinder elements.

**Figure 10: Geology of KD-37 trench**


Plan
KD-37
West Wall
North Wall
South Wall
East Wall
0
2
4
meters
Trench Geology
South Wall
West Wall
North Wall
East Wall
Surface
2.4 meter
3.3 meter
3.4 meter
Sample Type Legend
Channel
Panel
Mineralization Legend
Jarosite,Hematite mixture
Hematite, Limonite
Soil, Clay, Hematite, Limonite Mixture
Rock Legend
SIL: Vuggy silicified boulder
CL: White Clay (Pyrophyllite)
VIA: Andesite, mod-intense argillic, weak silicified
TO-: Overburden

## 13  2005 SURFACE DIAMOND DRILLING PROGRAM

A drill program combining diamond drilling and limited reverse circulation drilling was carried out between February and November, 2005 at Kirazli.  A total of 44 drill holes were completed for a total 7385.6 metres **(Figure 11 and Appendix V).** To facilitate diamond drilling, several of the holes were pre-collared using reverse circulation drilling to within 5 to 10 m of the base of the silica cap.

**Figure 11:    2006 DDH Collar Location Map**



There were two main thrusts to the 2005 drill program: a) to delineate the extent of the High Grade Zone identified by the previous operator and confirmed in by Fronteer in the 2004/2005 program; and b) to test several new exploration targets. Assay certificates from this program are available on file at the Fronteer office in Vancouver and the TCAM office in Ankara.

### 13.1 High Grade Zone

Twenty four drill holes **(Figure 12 and Table 2)** were drilled to outline and constrain the High Grade Zone. These holes generally collared in barren silica that disintegrated on drilling yielding silica sand. A thin, red (and local white) clay zone underlies the silica cap. Variably brecciated, feldspar porphyritic rock with strong argillic and overprinting advanced argillic alteration signatures and abundant iron oxide mineralization characterize the drill core beneath the clay zone. The bottom of the siliceous cap is typically moderately well gold-mineralized. Beneath the silica cap, gold grades are greatest with increased clay and iron oxide content.

**Figure 12:    2006 Drill Hole Collar Map – High Grade Zone**



26

**Table 2:**    **Kirazli Gold Property – High Grade Zone Drill Collars**

| HOLE_ID | EASTING | NORTHING | ELEV (masl) | AZIM | DIP | TD (m) | RC Fm (m) | RC To (m) | Target Zone |
|---------|---------|----------|-------------|------|-----|--------|-----------|-----------|-------------|
| KD-05 | 475618.4 | 4430398.2 | 755.3 | 0 | -90 | 120 | 0 | 19.5 | HGZ |
| KD-07 | 475590 | 4430350.6 | 760.6 | 0 | -90 | 150 | | | HGZ |
| KD-08 | 475638.6 | 4430360.6 | 759.8 | 0 | -90 | 107.6 | | | HGZ |
| KD-09 | 475620 | 4430341.8 | 763.8 | 0 | -90 | 150 | 0 | 28 | HGZ |
| KD-11 | 475594.5 | 4430324.9 | 761.8 | 0 | -90 | 150 | | | HGZ |
| KD-13 | 475632.1 | 4430419.8 | 746 | 0 | -90 | 100 | | | HGZ |
| KD-15 | 475610 | 4430429.2 | 744.7 | 0 | -90 | 100 | 0 | 27 | HGZ |
| KD-17 | 475564.7 | 4430381.9 | 756.7 | 0 | -90 | 105 | 0 | 22 | HGZ |
| KD-19 | 475661.9 | 4430382.2 | 750.3 | 0 | -90 | 121.7 | 0 | 30 | HGZ |
| KD-20 | 475622.6 | 4430314.4 | 765.1 | 0 | -90 | 110 | 0 | 27 | HGZ |
| KD-23 | 475643.4 | 4430331.9 | 764.4 | 0 | -90 | 150 | 0 | 25 | HGZ |
| KD-25 | 475599.5 | 4430290.4 | 760.1 | 0 | -90 | 150 | 0 | 18 | HGZ |
| KD-26 | 475664.1 | 4430438.6 | 727.9 | 0 | -90 | 165.5 | 0 | 19 | HGZ |
| KD-27 | 475565.8 | 4430326.1 | 753.9 | 0 | -90 | 154.5 | 0 | 24 | HGZ |
| KD-28 | 475593.7 | 4430443.1 | 742.3 | 0 | -90 | 156 | | | HGZ |
| KD-30 | 475645.2 | 4430464.8 | 721.6 | 0 | -90 | 155 | 0 | 12 | HGZ |
| KD-31 | 475570.7 | 4430503.5 | 727.4 | 0 | -90 | 281 | 0 | 12 | HGZ |
| KD-33 | 475700 | 4430549.5 | 672.3 | 225 | -60 | 200 | | | HGZ |
| KD-35 | 475750.3 | 4430302.1 | 759.2 | 315 | -45 | 202 | 0 | 18 | HGZ |
| KD-37 | 475616.1 | 4430529.4 | 709.6 | 0 | -90 | 186 | 0 | 27 | HGZ |
| KD-42 | 475552 | 4430542 | 719.5 | 0 | -90 | 295.4 | 0 | 9 | HGZ |
| KD-43 | 475569 | 4430420 | 753.9 | 0 | -90 | 256.4 | 0 | 16 | HGZ |
| KD-44 | 475594 | 4430384 | 759.3 | 0 | -90 | 120 | 0 | 30 | HGZ |
| KD-46 | 475601 | 4430487 | 728 | 0 | -90 | 218.3 | | | HGZ |

Gold mineralization occurs both above and below the redox horizon. However, the focus of the 2005 drill program targeting the High Grade Zone was oxide-bearing ore. As a result the depths of the drill holes through the High Grade Zone were generally limited to depths that intersected the redox horizon, but progressed little further. Therefore drill holes in the High Grade Zone commonly ended in mineralized sulphidized rocks. Selected drill holes in the 2006 program will target deeper sulphide-bearing mineralization beneath the oxide portion of the High Grade Zone.

### 13.1.1 High Grade Gold (Oxide)

The lateral extents of the High Grade Zone were increased during the 2005 drill program, particularly to the north and south. Grade composites of three typical holes in the core of the High Grade Zone are outlined in **Table 3**.

**Table 3:    Gold values in High Grade Zone**

| Drill Hole | From (m) | To (m) | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-09-HG Zone | 25.5 | 86.7 | 61.2 | 3.16 |
| incl | 28 | 61.7 | 33.7 | 5.1 |
| incl | 35 | 41.2 | 6.2 | 11.4 |
| incl | 35 | 47.9 | 12.9 | 9.06 |
| and | 108.8 | 149 | 40.2 | 0.45 |
| incl | 108.8 | 115.6 | 6.8 | 0.7 |
| KD-13 HG Zone | 53 | 100 | 47 | 2.86 |
| incl | 53.4 | 66.9 | 13.5 | 8.25 |
| incl | 54 | 64.05 | 10.05 | 10.48 |
| incl | 54 | 55.8 | 1.8 | 17.28 |
| incl | 56.8 | 59.5 | 2.7 | 11.9 |
| incl | 84.4 | 87.8 | 3.4 | 1.17 |
| KD-15 HG Zone | 31.5 | 100 | 68.5 | 2.34 |
| incl | 39 | 84.1 | 45.1 | 3.35 |
| incl | 39 | 48 | 9 | 9.1 |
| incl | 39 | 56 | 17 | 5.68 |
| incl | 40 | 44.5 | 4.5 | 12.05 |
| incl | 77.3 | 79.1 | 1.8 | 5.1 |

### 13.1.2 High Grade Feeder Zone (Sulphide)

The discovery of a deep, high grade, sulphide gold zone in KD-31 beneath the northern extents of the High Grade Zone occurred late in the summer. This opened the possibility of deep, high-grade feeder zones contributing significant, high-grade sulphide ore potential. It also contributed to the delineation of high grade feeder zones that transect the redox boundary. Shallower high grade intersections in both KD-37 and KD-46 (both further to the north) were interpreted to be continuations of the same this high grade feeder identified in KD-31. Mineralization in the feeder zone appears to be associated with late advanced argillic alteration and the presence of abundant late pyrite-bearing veins. A suite of samples from KD-31 were submitted for petrographic analysis. Results of this study can be found in Section 18.1. Grade composites from the three holes are outlined in **Table 4**.

**Table 4:**     **Gold grade composite for high grade feeder zone**

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-31 Expl | 51.2 | 163.4 | 112.2 | 2.89 |
| incl | 51.2 | 97 | 45.8 | 0.57 |
| incl | 53.5 | 57.1 | 3.6 | 1.1 |
| incl | 73.6 | 76.9 | 3.3 | 1.02 |
| incl | 85 | 93.2 | 8.2 | 0.98 |
| and | 107.8 | 163.4 | 55.6 | 5.33 |
| incl | 125 | 159 | 34 | 8.44 |
| incl | 132.1 | 159 | 26.9 | 10.31 |
| incl | 141 | 159 | 18 | 14.48 |
| incl | 141 | 157.3 | 16.3 | 15.8 |
| incl | 148.4 | 156.3 | 7.9 | 28.68 |
| KD-37 Expl. | 0 | 159.1 | 159.1 | 0.8 |
| incl | 0 | 117 | 117 | 1.01 |
| incl | 0 | 122.6 | 122.6 | 0.97 |
| incl | 0 | 99.5 | 99.5 | 1.1 |
| incl | 0 | 62.2 | 62.2 | 1.22 |
| incl | 10.5 | 29 | 18.5 | 1.29 |
| incl | 18 | 29 | 11 | 1.6 |
| incl | 32.5 | 38.2 | 5.7 | 1.65 |
| incl | 40.2 | 43.1 | 2.9 | 1.42 |
| incl | 47.4 | 62.2 | 14.8 | 1.49 |
| incl | 69.2 | 84.55 | 15.35 | 1.03 |
| incl | 95.5 | 97.5 | 2 | 2.51 |
| incl | 86.8 | 99.5 | 12.7 | 1.14 |
| KD_46 HG Zone | 36.2 | 139.7 | 103.5 | 0.47 |
| incl | 36.2 | 57 | 20.8 | 0.41 |
| incl | 62.5 | 81.2 | 18.7 | 0.48 |
| incl | 90 | 122.25 | 32.25 | 0.67 |
| incl | 100 | 119.75 | 19.75 | 0.84 |
| incl | 100 | 108 | 8 | 0.87 |
| incl | 110.8 | 115.8 | 5 | 1.16 |
| and | 162 | 204.75 | 42.75 | 5.68 |
| incl | 170.5 | 203.75 | 33.25 | 7.2 |
| incl | 175.75 | 191.9 | 16.15 | 13.57 |
| incl | 179.75 | 191.9 | 12.15 | 17.28 |
| incl | 186.7 | 191.9 | 5.2 | 32.22 |
| incl | 188.7 | 191.9 | 3.2 | 46.92 |
| incl | 190.25 | 191.9 | 1.65 | 76.3 |

### 13.1.3  Silver in the northern High Grade Zone

Another significant contribution of the 2005 drill program was the discovery of significant silver mineralization in areas of the Kirazli Gold Property, particularly the northern extents of the High Grade Zone. This was clearly demonstrated in the upper extents of KD-37 where the possibility of contamination was eliminated through trenching and sampling and metal associations (see Section 16.5). Metal associations were subsequently used to identify 'natural' silver in other drill holes, particularly, KD-39 and KD-46 in proximity with KD-37, and KD-44 in the midst of the High Grade Zone **(Table 5)**. Surface sampling delineated other areas of the Kirazli Gold Property that are silver mineralized.

**Table 5:      Silver values in High Grade Zone**

|  | From(m) | To (m) | Interval (m) | Ag (ppm) |
|---|---|---|---|---|
| **KD-37** | 0 | 37.7 | 37.7 | 64.13 |
| incl | 0 | 10.5 | 10.5 | 131.36 |
| incl | 0 | 13.5 | 13.5 | 113.59 |
| incl | 25.5 | 29 | 3.5 | 90.09 |
| and | 53.7 | 60.2 | 6.5 | 22.45 |
| **KD-39 Expl.** | 0 | 80.6 | 80.6 | 74.67 |
| incl | 0 | 64 | 64 | 91.03 |
| incl | 16 | 61 | 45 | 122.68 |
| incl | 16 | 41.5 | 25.5 | 123.24 |
| incl | 34 | 36.5 | 2.5 | 270.9 |
| and | 132.4 | 189.9 | 57.5 | 1.38 |
| incl | 138 | 141 | 3 | 9.53 |
| incl | 165.4 | 177.8 | 12.4 | 0.92 |
| **KD_46 HG Zone** | 16.5 | 43.7 | 27.3 | 45.33 |
| incl | 16.5 | 30.25 | 13.75 | 66.76 |
| incl | 16.5 | 19.7 | 3.2 | 111.93 |
| incl | 22.95 | 25.5 | 2.55 | 78.75 |
| **KD-44 (HG Zone - MET)** | 34.3 | 39.5 | 5.2 | 80.23 |
|  | 73.1 | 77.15 | 4.05 | 5.33 |

### 13.2 Exploration Drilling

#### 13.2.1 Ridgeline

Six holes drill holes tested the northwest-trending topographic high of Kirazli Daği **(Table 6)**. These holes all cored silica cap rock followed by argillitized, felsic-intermediate, feldspar-porphyritic intrusive rock. Rocks were variably brecciated and KD-14 displayed a zone of vuggy silica. The only mineralized intervals occurred in KD-10 associated with a zone of hematitic brecciation and veins. The drilling along the ridgeline effectively demonstrated that mineralization does not follow the general topographic trend of Kirazli Daği.

**Table 6:    Kirazli Gold Property – Ridge Zone Drill Hole Collars**

| HOLE_ID | EASTING | NORTHING | ELEV (masl) | AZIM | DIP | TD (m) | RC Fm (m) | RC To (m) | Target Zone |
|---------|---------|----------|-------------|------|-----|--------|-----------|-----------|-------------|
| KD-04 | 475791.2 | 4430102.3 | 802.5 | 0 | -90 | 196.7 | | | Ridge |
| KD-06 | 475766.3 | 4430142.9 | 803.3 | 0 | -90 | 105 | | | Ridge |
| KD-10 | 475734.3 | 4430190 | 793.9 | 0 | -90 | 150 | | | Ridge |
| KD-12 | 475691.8 | 4430249.9 | 780.2 | 0 | -90 | 111 | | | Ridge |
| KD-14 | 475517.8 | 4430452.9 | 752.5 | 0 | -90 | 104 | 2 | 37.5 | Ridge |
| KD-18 | 475474.3 | 4430506 | 735.9 | 0 | -90 | 122 | | | Ridge |

#### 13.2.2 Northern Zone

Five holes tested the northern zone of Kirazli Daği **(Table 7)**. All holes intersected limited to no silica cap rock before intercepting argillitized, felsic-intermediate, feldspar-porphyritic intrusive rock. Both KD-16 and KD-21 intercepted two heterolithic breccia intervals. None of the holes showed significant mineralization that might be expected given encouraging results from the previous operator's drill program and from surface mineralization (both soil and grab samples).

**Table 7:    Kirazli Gold Property – North Zone Drill Hole Collars**

| HOLE_ID | EASTING | NORTHING | ELEV (masl) | AZIM | DIP | TD (m) | RC Fm (m) | RC To (m) | Target Zone |
|---------|---------|----------|-------------|------|-----|--------|-----------|-----------|-------------|
| KD-16 | 475296 | 4430660.4 | 700 | 90 | -60 | 150 | 1.2 | 31.3 | North |
| KD-21 | 475152.2 | 4430684.6 | 693.4 | 270 | -60 | 159 | | | North |
| KD-24 | 475303.1 | 4430752 | 679.1 | 90 | -60 | 150.1 | | | North |
| KD-39 | 475638.5 | 4430608.7 | 679.9 | 0 | -90 | 239.5 | | | North |
| KD-41 | 475664 | 4430731 | 620.8 | 0 | -90 | 179 | | | North |

#### 13.2.3 Çatalkaya Tepe and Southeastern chargeability anomaly

Drill holes KD-40 and KD-45 tested chargeability anomalies identified in from the IP geophysical survey conducted in 2005 (Section 12.1) on Çatalkaya Tepe and on the southeast flank of Kirazli Daği respectively **(Table 8)**. Both drill holes cored intermediate, feldspar-porphyritic intrusive rock. The bottom of KD-40 intersected feldspar-amphibole porphyritic intrusive. Argillic alteration overlaid propyllitic at depth. Large zones of highly fractured rock are present in both holes. Relatively abundant disseminated pyrite is interpreted to have created the chargeability anomaly.

**Table 8:    Kirazli Gold Property – Çatalkaya Tepe and Southeastern Zone Drill Hole Collars**

| HOLE_ID | EASTING | NORTHING | ELEV (masl) | AZIM | DIP | TD (m) | RC Fm (m) | RC To (m) | Target Zone |
|---------|---------|----------|-------------|------|-----|--------|-----------|-----------|-------------|
| KD-40 | 475738 | 4428832 | 717.3 | 0 | -90 | 189.7 | | | CT/SE |
| KD-45 | 476194 | 4430228 | 652.9 | 0 | -90 | 192.4 | | | CT/SE |

### 13.2.4  Southwest Zone

Seven drill holes tested surface anomalies and historic drill results from the previous operator in the Southwest Zone **(Table 9)**. Rocks on the southwest side of Kirazli Daği are conspicuously supercrustal (lapilli tuff overlying epiclastic heterolithic breccias) with feldspar and feldspar-amphibole porphyritic intrusive rocks. All show argillic with limited advanced argillic alteration, KD-38 intercepted propyllitic alteration at depth. Mineralization is well developed in some holes and very limited in others. This is consistent with the hypothesis that mineralization in this area is controlled by feeders and only some of the drill holes encountered these feeder zones.

**Table 9:    Kirazli Gold Property –Southwest Zone Drill Hole Collars**

| HOLE_ID | EASTING | NORTHING | ELEV (masl) | AZIM | DIP | TD (m) | RC Fm (m) | RC To (m) | Target Zone |
|---------|---------|----------|-------------|------|-----|--------|-----------|-----------|-------------|
| KD-22 | 475643.3 | 4430067.4 | 748.6 | 45 | -60 | 243.5 | | | SW |
| KD-29 | 475523.2 | 4430274.5 | 734.8 | 0 | -90 | 179 | 1.3 | 20 | SW |
| KD-32 | 475551.4 | 4430179 | 725.1 | 45 | -60 | 178.5 | 0 | 28 | SW |
| KD-34 | 475506.7 | 4429904.4 | 669 | 45 | -60 | 227 | | | SW |
| KD-36 | 475662.9 | 4430121.9 | 766.6 | 0 | -90 | 176.3 | 0 | 12.5 | SW |
| KD-38 | 475312.6 | 4429832.6 | 616.7 | 0 | -90 | 231.2 | | | SW |
| KD-47 | 475500 | 4430200 | 706 | 0 | -90 | 197.6 | | | SW |

## 14 SAMPLING METHOD AND APPROACH

### 14.1 Core Drilling and Logging

Diamond and reverse circulation drilling was performed by Orta Doğu of Ankara, Turkey. Drilling at Kirazli took place from February through November, 2005. All drilling was supervised by Fronteer/TCAM technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of Fronteer/TCAM staff.

Twenty-two drill-holes were precollared by reverse circulation drilling to a maximum depth of 37.5m; this was followed by diamond drilling. The remaining 22 holes were drilled entirely with diamond drills.

Diamond drilling was initiated with PQ diameter core and reduced if necessary to HQ, NQ and BQ diameter dependant on rock conditions. Core was placed in plastic boxes with depth markers at every drill run, up to 3 meters. Core recovery during these programs was poor to excellent. Boxes were securely sealed and brought to the core facility in Soğutalan once a day by either the Orta Doğu or the Fronteer/TCAM technical staff. Reflex survey tests were taken generally at 75-100 meter intervals to provide down hole survey control. All casing was removed after drilling was completed. Core logging procedures follow industry standards and a defined sample protocol. Core was logged by Jeff Wilson, Lindsay Hall, Scott Boyce, Hasan Çiftehan, Roberto Lobo and Nicate Sercan. Observations were written on formatted logging sheets, and the numerical portions of these were typed into Excel spreadsheets by the logging geologist, for use in MapInfo. The paper logs were subsequently scanned into the computer for reference.

### 14.2 Drill Core Sampling

All samples collected by Fronteer/TCAM during drill programs on the Kirazli Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Reverse circulation core samples were split on the drill site and collected and sealed in woven plastic bags. Samples were collected at 1.5m intervals. The splitter was cleaned between each sample with a compressor driven air hose.

Diamond drill core sample intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length. Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and were occasionally greater than 1.0 meters (maximum 1.5 meters) on wide intervals of unoxidized rock.

## 15  SAMPLE PREPARATION, ANALYSES AND SECURITY

### 15.1    Core Facility Drill Core Preparation

Samples of drill core were cut by a diamond blade rock saw, with half of the core placed in individual plastic bags and sealed with a numbered tag.  The other half of the core was placed back in the original core box.  Samples were prepared by local contract laborers trained and supervised by Fronteer/TCAM personnel at a facility near the Kirazli Gold Property.  The retained core is stored in a secure building at the Sogutalan core facility.

### 15.2    Shipping

All samples were shipped by independent transport companies in sealed woven plastic bags to ALS Chemex preparation laboratories in Izmir, Turkey. Pulps are shipped to ALS Chemex in North Vancouver, BC for analysis. Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail.  No problems were encountered in transport during the program.

### 15.3    Assay Laboratory

Processing and analysis of samples was conducted by ALS Chemex in North Vancouver, BC. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – "General requirements for the competence of calibration and testing laboratories". Check assay samples were sent to Acme Laboratories in Vancouver, BC (see Section 16.4).

### 15.4    Sample Preparation (ALS-Chemex laboratories in Izmir, Turkey)

Individual samples typically ranged from 0.5 kg to 2 kg in weight.  The entire sample was crushed in an oscillating steel jaw crusher.  Approximately a 250g split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps were shipped to ALS Chemex in North Vancouver, BC for analysis.

### 15.5    Assay Procedures:  (ALS Chemex in North Vancouver, BC.)

Au was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy.

Samples were analyzed for 33 elements (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn) by aqua regia digestion (ICP) atomic emission spectroscopy.  Over limits of greater than 10, 000 ppm Cu, Pb, and Zn were determined by ore grade assay ICP analysis.

Results are reported electronically to the project site in Soğultalan with Assay Certificates filed and catalogued at Teck Cominco's Office in Ankara, Turkey.

## 16 DATA VERIFICATION

### 16.1 Standards

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. One original standard (TC- 3) used on the Kirazli project was made at GDL from material from a neighboring project. The other seven standards used were bought from CDN Resource Laboratories Ltd. **(Table 10)**. The standards were chosen at random and inserted into the sample sequences approximately every 20 samples.

**Table 10: List of Standards use at the Kirazli Gold Project**

| Standard | Gold concentration |
|---|---|
| CDN-GS-1A | 0.78 ± 0.08 g/t |
| CDN-GS-2A | 2.04 ± 0.19 g/t |
| CDN-GS-3A | 3.16 ± 0.26 g/t |
| CDN-GS-5B | 4.83 ± 0.38 g/t |
| CDN-GS-13 | 1.80 ± 0.18 g/t |
| CDN-GS-P3 | 0.30 ± 0.04 g/t |
| CDN-GS-P5 | 0.525 ± 0.042 g/t |
| TC-3 | 0.518 ± 0.025g/t |

**Figure 13: Kirazli Gold Property – Standard Data Correlation**


Kirazli 2005 Standards (Two Standard Deviations in Green)
Au Published (ppm)
Au Measured (ppm)
0
1
2
3
4
5
6

A total of 402 standards were analyzed during the 2005 drill program. The results of these analyses are presented in **Figure 13** and show that standard analyses generally fall within the accepted range of 2 standard deviations with a few outliers, particularly at lower concentrations.

### 16.2    Blanks

Blanks are generally used to check the cleanliness of the laboratory and should be produce negligible gold results on a consistent basis.  Blanks were gathered from an outcrop of propylitic basalti-andesite at the drill camp.  The blank material was largely reliable through the 2004 drill season, but proved to be unreliable during the first half of 2005, with repeated anomalous assays (up to 1.81 g/t Au).  As a test, different blank material was used and all results were returned within industry accepted limits.  The new blank was pelagic limestone from the Teck-Cominco Prep lab in Ankara and will continue to be used in the 2006 program.

A total of 391 blanks were analyzed during the 2005 drill program.  The results of these analyses are presented in **Figure 14.**  The results demonstrate the inconsistency noted above in the blank material used through the first half or more of the project. A marked improvement after the change of blank material was made can be seen in Chart 2 to the right of Blank sample 270.

**Figure 14:    Kirazli Gold Property – Blank Data Results**



### 16.3    Duplicates

Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity.  The duplicate samples were one-quarter spilt cores of the original sample with one half of the core remaining in the core box.  Duplicate field samples were taken every 20 samples within the sample series.

A total of 390 field duplicates were analyzed during the 2005 drill program.  The results of these analyses are presented in **Figure 15** and fall within acceptable limits once the values start exceeding 0.5 g/t Au. One notable higher grade sample returned approximately three times the gold value that its' duplicate did. This reflects the nuggetty nature of gold in this system.

**Figure 15:    Kirazli Gold Property – 2004 Duplicate Data Results**



### 16.4    Check Assays

A protocol was initiated to send 5% of all assayed sample pulps to a second laboratory for analysis.   This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project. Pulps have been sent to Acme Analytical Laboratories in Vancouver to undergo this reanalysis. Results are pending

### 16.5    Drill Bit Contamination and Analysis

Although anomalous silver mineralization occurs on the property, erratically high and irregularly occurring silver assays indicated a possible silver contamination particularly in zones of strong silicification, silica sand and incompetent rock.   Drill bits were often broken and chipped through these intervals and returned with the core.   It was postulated that pieces of milled drill bits inadvertently were included in the samples enhancing the silver values.  As such, an effort was made to distinguish between 'natural' silver mineralization and silver contamination from drill bit material.

To that end, 30 gram samples of drill bit and adhered core material were gathered by hand magnet and sent for geochemical analysis. Samples were crushed and prepared by ALS-Chemex laboratories in Izmir, Turkey and the pulps were shipped to ALS Chemex in North Vancouver, BC for analysis. Samples were analyzed by fire assay and by ICP-AES with Aqua Regia Digestion. The drill bit samples displayed maximum enrichment of Ag (x8), Co (x800), Cr (x50), Cu (x50), Fe (x12), Mn (x15), Mo (x50), Ni (x30), V (x3), W (x20) and Zn  (x30).  Based on

these findings criteria to distinguish the naturally occurring silver from that of the drill bits was determined.
 Naturally occurring silver mineralization is characterized by:

- Wide intervals of silver mineralization, concomitant with gold mineralization.
- Good depth correlation of mineralization between drill holes.
- Competent core.
- Limited to no drill bit material.
- Concomitant enrichment of silver with Sb, Au, Bi, Hg, and some Mo.

Contaminated core displays some or all of the following characteristics:

- Isolated, highly-enriched samples within otherwise barren siliceous core.
- Poor correlation between drill holes.
- Severe reduction of core competency, commonly to silica sand.
- Readily apparent drill bit material.
- Concomitant enrichment of silver and tungsten (commonly with Co, Cr, Cu, Fe, Mn, Ni and V).

### 16.5.1  Discussion

Analysis of drill bit material has shown that some elements can be highly enriched by drill bit contamination.  The concomitant enrichment of tungsten and some compatible elements does appear to indicate drill bit contamination. This occurs within isolated anomalous drill intervals that generally occur within the silica cap **(Table 11)**. Although naturally occurring silver mineralization may have been present in the silica cap, it seems likely that these intervals have also suffered silver enrichment from drill bit contamination. As such silver results from these intervals are suspect and were not included in resource calculations.

**Table 11:     Intervals with drill bit contamination at Kirazli**

| Hole | From | To | Interval | Enrichment relative to core |
|------|------|------|----------|------------------------------|
| KD-05 | 36 | 58 | 22 | Ag, Co, Cr, Cu, Fe, Mn, Mo, Ni, W, Zn |
| KD-06 | 32 | 62 | 30 | Au, Ag, Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn |
| KD-15 | 37 | 58 | 21 | Ag, Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn |
| KD-27 | 24 | 27 | 3 | Au, Ag, Bi, Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn |
| KD-30 | 7 | 45 | 38 | Co, Cr, Cu, Fe, Mn, Mo, Ni, V, W, Zn |

## 17  ADJACENT PROPERTIES

No information concerning adjacent properties is presented in this report.


## 18  MINERAL PROCESSING AND METALLURGICAL TESTING

### 18.1    Petrographic Studies

A petrographic study of a suite of 5 samples taken from the deep, high grade zone intersected in KD-31 was done by. Panterra Geoservices Inc. Five polished thin sections were viewed on a standard petrographic microscope in plane polarized and transmitted light. In addition, four of the samples were examined on a scanning electron microscope (SEM). The down hole depths of the samples ranged from 129.7 m to 266.0 m and had gold grades from 0.028 to 52.4 g/t.  More detailed descriptions, photomicrographs, SEM spectra and images of can be found in Ross, 2005.

The protolith to these samples is a very fine-grained, plagioclase-porphyritic rock, with the exception of TS-03, which may be a microcrystalline quartz vein. TS-01 is pervasively pyrite-alunite-dickite altered, and is relatively low grade (2.85 g/t Au). TS-02, 03 and 04 are pervasively quartz-dickite altered, with pyrite contents ranging from 4-10%. Gold-bearing phases were only observed in TS-04, however an increase in gold grade appears to be associated with the appearance of sulphosalts, bismuth and telluride minerals. In TS-02 (9.79 g/t Au), these minerals occur in trace amounts as minute inclusions and fracture fill in pyrite. In TS-03 and TS-04, sulphosalts in the tetrahedrite-tennantite series are relatively abundant (1-4%) and gold grades are high (50.2 and 52.4 g/t Au).

Where gold-bearing phases were actually observed in TS-04 they occurred as minute crystals (<5 um) intimately associated with tennantite. The sulphosalts appear to be are coeval with, to slightly overprinting (fracture-fill, encapsulated pyrite crystals) the pyrite, and the gold is associated with the sulphosalts. The timing of pervasive quartz alteration and the patchy dickite alteration is ambiguous, they may be coeval, but there is evidence the dickite is overprinting, (i.e. in filling vugs and fractures, recrystallization of prismatic quartz). Pyrite/sulphosalt/gold deposition does not appear to be intimately associated with the dickite.

### 18.2    Metallurgical Studies

Metallurgic testing was performed on samples from the Kirazli Gold Property by the previous operator. Four bottle roll leach tests were performed by Robertson PLC and Newmont Mining labs on sulphide, oxide and mixed, oxide\sulphide samples.  Oxide mineralization was deemed to be amenable to direct cyanidation with Au recovery in bottle roll tests of 90% and greater.  The sulfide mineralization is not amenable to direct cyanidation (33-53.4% Au recovery).  Mixed oxide\sulphide material returned 53.7-60.9% Au extraction.

Additional metallurgical testing by Newmont showed that the sulphide ore-grade material is leachable with initial bio-oxidation treatment of the ore.  Approximately 70% of the sulphides were oxidized after 8 days and 85% Au extraction was achieved by leaching the treated ore.

As a comparison to bio-oxidation, Newmont performed a separate autoclave test to archive oxidation of the sulphide ore.  Final residue results showed 92.4% sulfide oxidation with 81% Au extraction from subsequent leaching.

Two samples have been collected by Fronteer Development Group and submitted for further metallurgical testing to Kappes Cassiday in Reno, Nevada. Results for these tests are pending.

## 19  RESOURCE ESTIMATION KIRAZLI GOLD PROPERTY

### 19.1    Data Analysis

For the Kirazli resource estimate the supplied data base consisted of 117 drill holes, 238 down hole surveys and 12,955 assays.  A listing of drill holes used in this study is presented in Appendix IX. Of the assays, 173 had Au g/t = 0.000 and were assigned a value of 0.001 g/t and 184 assays had Ag g/t = 0.000 and were assigned a value of 0.001 g/t.  The statistics for the mineralized zone are outlined in **Table 12**.

**Table 12:     Statistics for Gold and Silver as a Function of Mineralized Zone**

|  | Breccia Zone | | Feeder Zone | | Waste Zone | |
|---|---|---|---|---|---|---|
|  | Au (g/t) | Ag (g/t) | Au (g/t) | Ag (g/t) | Au (g/t) | Ag (g/t) |
| Number of Assays | 4,637 | 4,637 | 212 | 212 | 8,052 | 8,052 |
| Mean | 1.091 | 6.37 | 0.702 | 2.64 | 0.096 | 1.90 |
| Standard Deviation | 4.445 | 28.47 | 1.091 | 8.99 | 0.375 | 16.21 |
| Minimum | 0.001 | 0.001 | 0.001 | 0.001 | 0.001 | 0.001 |
| Maximum | 150.0 | 843.0 | 9.97 | 91.4 | 11.55 | 986.0 |
| Coefficient of Variation | 4.07 | 4.47 | 1.55 | 3.40 | 3.90 | 8.54 |

Gold and silver values for each zone were examined statistically to determine if capping was required and if so at what level.  This was accomplished by producing a histogram and lognormal cumulative probability plot.

The procedure used is explained in a paper by Dr. A.J. Sinclair titled Applications of probability graphs in mineral exploration (Sinclair, 1976).  In short the cumulative distribution of a single normal distribution will plot as a straight line on probability paper while a single lognormal distribution will plot as a straight line on lognormal probability paper.  Overlapping populations will plot as curves separated by inflection points.  Sinclair proposed a method of separating out these overlapping populations using a technique called partitioning.  In 1993 a computer program called P-RES was made available to partition probability plots interactively on a computer (Bentzen and Sinclair, 1993).  Screen dumps from this program are shown for gold and silver grades within the resource area in Appendix   .

Within the Breccia Zone the probability plot shows five overlapping lognormal gold populations present.  These populations are described in **Table 13**. The highest (Population 1) has a mean of 61.8 g Au/t and represents only 0.29% of the data.  This population probably represents erratic high grade mineralization and should be capped.  An effective cap level would be two standard deviations above the mean of population 2, a value of 38.7 g Au/t.  A total of 14 gold assays were capped at 38.7 g Au/t.

**Table 13:     Summary of Gold Population within the Breccia Zones**

| Population | Mean Au (g/t) | Percentage | Number of Samples |
|---|---|---|---|
| 1 | 61.85 | 0.29 % | 13 |
| 2 | 13.86 | 1.32 % | 61 |
| 3 | 2.04 | 13.55 % | 628 |
| 4 | 0.36 | 77.63 % | 3,600 |
| 5 | 0.013 | 7.20 % | 335 |

For silver within the Breccia Zone the grade distribution consisted of five overlapping lognormal populations **(Table 14)**. Again the highest population (1) represented a very small proportion of the samples (0.16 %) and had a mean of 426 g Ag/t. This population was considered erratic and capped at two standard deviations above the mean of population 2. A total of 5 silver assays were capped at 411 g Ag/t.

**Table 14:    Summary of Silver Population within the Breccia Zones**

| Population | Mean Ag (g/t) | Percentage | Number of Samples |
|---|---|---|---|
| 1 | 426.5 | 0.16 % | 7 |
| 2 | 260.2 | 0.35 % | 16 |
| 3 | 62.3 | 2.64 % | 122 |
| 4 | 4.3 | 38.31 % | 1,776 |
| 5 | 0.65 | 58.55 % | 2,716 |

A similar system of evaluating the gold and silver distributions within the Feeder and Waste zones was completed with the capping levels and number of samples capped shown in **Table 15**.

**Table 15:    Capping Strategy for Gold and Silver within Mineral Zones**

| Zone | Variable | Cap Level | Number Capped |
|---|---|---|---|
| Breccia | Au | 38.7 g/t | 14 assays |
| Zone | Ag | 411 g/t | 5 assays |
| Feeder | Au | 3.6 g/t | 5 assays |
| Zone | Ag | 25 g/t | 3 assays |
| Waste | Au | 2.5 g/t | 38 assays |
| Zone | Ag | 119 g/t | 12 assays |

### 19.2    Geologic Model

Fronteer geologists working from cross sections and level plans produced a three dimensional solid to constrain the breccia and feeder zones. This model was digitized and loaded into GemCom software to produce 3D solids resource estimation **(Figure 16)**.

**Figure 16:  Geologic solids used to model the Kirazli Deposit**



### 19.3    Composites

The drill holes were compared to the three dimensional solids and the points the hole entered and exited each solid were recorded.  Using these intervals uniform 5 m composites were produced down each hole honouring the breaks.  Intervals at the solid edges less than 2.5 m were combined with the preceding sample to produce a uniform support of 5 ± 2.5 m.  The statistics for 5 m composites within each domain are summarized below in **Table 16**.

**Table 16:    Summary of statistics for gold and silver at Kirazli within 5 m composites**

|  | **Breccia Zones** | | **Feeder Zones** | |
|---|---|---|---|---|
|  | **Au (g/t)** | **Ag (g/t)** | **Au (g/t)** | **Ag (g/t)** |
| Number of Assays | 1,007 | 1,007 | 59 | 59 |
| Mean | 0.987 | 6.07 | 0.648 | 2.21 |
| Standard Deviation | 2.276 | 19.99 | 0.676 | 3.66 |
| Minimum | 0.002 | 0.100 | 0.001 | 0.158 |
| Maximum | 33.85 | 255.75 | 2.48 | 22.01 |
| Coefficient of Variation | 2.31 | 3.29 | 1.04 | 1.66 |

### 19.4 Variography

Pairwise relative semi-variograms were used to model gold and silver within the Breccia and Feeder zones **(Table 17)**. For the Breccia zone various directions within the horizontal plane were modeled searching for the direction of maximum continuity.

Gold demonstrated geometric anisotropy within the breccia zone with similar nugget effect and sill values for all directions. There was insufficient data to disprove the assumption of isotropy in the feeder zones. For gold within the breccia zone a nested spherical models was fit to the data. An isotopic single structure was fit to gold in the feeder zone. Silver values also demonstrated a geometric anisotropy for the breccia zone and an isotopic structure for the feeder zone.

The nugget to sill ratios, a measure of sampling variability, were reasonable for gold at 22 % in the breccia zone and 3 % in the feeder zone. Silver showed a little more sampling variability with ratios of 29% in both the breccia and feeder zones.

**Table 17:    Summary of semi-variogram parameters for Kirazli mineralized zones**

| Zone | Azimuth | Dip | Nugget Effect $C_0$ | Short Structure $C_1$ | Long Structure $C_2$ | Short Range $a_1$ (m) | Long Range $a_2$ (m) |
|---|---|---|---|---|---|---|---|
| Breccia Zone Au | 135° | 0° | 0.10 | 0.23 | 0.13 | 30 | 60 |
| | 45° | 0° | 0.10 | 0.23 | 0.13 | 20 | 40 |
| | 0° | -90° | 0.10 | 0.23 | 0.13 | 20 | 30 |
| Breccia Zone Ag | 0° | 0° | 0.20 | 0.20 | 0.30 | 20 | 100 |
| | 90° | 0° | 0.20 | 0.20 | 0.30 | 15 | 30 |
| | 0° | -90° | 0.20 | 0.20 | 0.30 | 40 | 50 |
| Feeder Zone Au | Omni directional | | 0.10 | 3.20 | | 25 | |
| Feeder Zone Ag | Omni directional | | 0.20 | 0.50 | | 20 | |

### 19.5 Block Model

A block model was placed over the drill holes of the Kirazli mineralized zone. Block dimensions were 20 x 20 x 10 m. The model parameters are summarized below with the overall shape shown relative to drill hole traces in **Figure 16**.

| | | | |
|---|---|---|---|
| Origin of Lower left block   - | 475100 E / | 20 m | 41 columns |
| | 4429700 N | 20 m | 56 rows |
| Top elevation | 855 | 10 m | 41 levels |
| No Rotation | | | |

Each block was compared to the various mineralized solids within the breccia and feeder domains. The proportion of each block within each solid was recorded. In addition the block model was compared to surface topography and the proportion of each block below the topographic surface was recorded.

### 19.6 Bulk Density

A total of 1,114 bulk density determinations were made for Kirazli. The results are listed in Appendix XI with Hole number, from-to, oxidation level and mineral zone. In general the bulk density values are summarized below **(Table 18)**.

For this resource the average of 2.60 for the Breccia plus Feeder zone bulk densities was used to estimate tonnage within the mineralized zone.

Table 18:     Summary of Bulk Density Determinations

| Domain Type | Number | Minimum SG | Mean SG | Maximum SG |
|---|---|---|---|---|
| Breccia & Feeder | 888 | 1.92 | 2.60 | 4.32 |
| Waste | 307 | 1.93 | 2.52 | 3.27 |
| Oxides | 576 | 1.92 | 2.49 | 3.52 |
| Sulphides | 512 | 1.60 | 2.67 | 3.78 |

### 19.7     Grade Interpolation

Gold and silver values were interpolated into blocks using ordinary kriging in a number of passes **(Table 19)**.  Grades were estimated for all blocks with some proportion within the breccia zones. Blocks were then estimated for blocks with some proportion within the feeder zones.  For blocks containing more than one style of mineralization a weighted average grade for gold and silver was calculated. Kriging was attempted in a series of passes with expanding search ellipses. Pass 1 used dimensions, for the search ellipse, equal to ¼ the range of the semi-variograms in the three principal directions.  A minimum of 4 composites were required to estimate a block and if more than 16 were found the closest 16 were used.  For blocks not estimated in Pass 1 a second attempt was completed using dimensions for the search ellipse equal to ½ the semi-variogram ranges.   A third and fourth pass using the full range and twice the range were completed as required.   The search ellipse dimensions and orientations for the ellipse are summarized in Table    below.

Tonnages for each block were determined by multiplying the block volume by the estimated bulk density and then reducing the block to the amount within the mineralized solids and below topography.

Table 19:     Summary of search parameters for Kriging Gold at Kirazli

| Pass | Number Estimated | Major Axis | Semi.Maj. Axis | Minor Axis | Major Axis Dist. (m) | Semi. Major Axis Dist. (m) | Minor Axis Dist. (m) |
|---|---|---|---|---|---|---|---|
| **Gold in Breccia Zones** | | | | | | | |
| 1 | 39 | Az.135 Dip 0 | Az. 45 Dip 0 | Az 0 Dip -90 | 15 | 10 | 7.5 |
| 2 | 1,133 | Az.135 Dip 0 | Az. 45 Dip 0 | Az 0 Dip -90 | 30 | 20 | 15 |
| 3 | 3,073 | Az.135 Dip 0 | Az. 45 Dip 0 | Az 0 Dip -90 | 60 | 40 | 30 |
| 4 | 2,470 | Az.135 Dip 0 | Az. 45 Dip 0 | Az 0 Dip -90 | 120 | 80 | 60 |
| **Gold in Feeder Zones** | | | | | | | |
| 1 | 0 | Omni Directional | | | 6.25 | 6.25 | 6.25 |
| 2 | 21 | Omni Directional | | | 12.5 | 12.5 | 12.5 |
| 3 | 170 | Omni Directional | | | 25 | 25 | 25 |
| 4 | 575 | Omni Directional | | | 50 | 50 | 50 |
| **Silver in Breccia Zones** | | | | | | | |
| 1 | 237 | Az. 0 Dip 0 | Az.90 Dip 0 | Az 0 Dip -90 | 25 | 7.5 | 12.5 |
| 2 | 1,713 | Az. 0 Dip 0 | Az.90 Dip 0 | Az 0 Dip -90 | 50 | 15 | 25 |
| 3 | 3,253 | Az. 0 Dip 0 | Az.90 Dip 0 | Az 0 Dip -90 | 100 | 30 | 50 |

| 4 | 1,603 | Az. 0 Dip 0 | Az.90 Dip 0 | Az 0 Dip -90 | 200 | 80 | 100 |
|---|---|---|---|---|---|---|---|
| **Silver in Feeder Zones** | | | | | | | |
| 1 | 0 | Omni Directional | | | 5 | 5 | 5 |
| 2 | 13 | Omni Directional | | | 10 | 10 | 10 |
| 3 | 93 | Omni Directional | | | 20 | 20 | 20 |
| 4 | 660 | Omni Directional | | | 50 | 50 | 50 |

### 19.8 CLASSIFICATION

Based on the study herein reported, delineated mineralization of the Kirazli Deposit is classified as a resource according to the following definition from National Instrument 43-101.

"*In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.*"

"*A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.*"

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

"*A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.*"

"*An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.*"

"*An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.*"

Continuity of geology has been demonstrated by drilling for Kirazli. Continuity of grades can be best estimated by semi-variogram ranges. At this stage of development the Kirazli deposit has no resource classified as measured. The indicated resource consists of blocks that were estimated for gold in either pass 1 or 2 using search ellipse dimensions up to ½ the range of the gold semi-variogram. All other blocks are considered inferred at this time.

The results can be presented as grade-tonnage tables at a variety of gold cut-off grades **(Tables 20-23)**. As no economic studies have been completed at this time, an economic cut-off is presently unknown. For comparative purposes a 0.5 g/t Au cut-off is highlighted. This resource also assumes one could mine to the mineralized solid boundaries (no mining dilution has been applied).

**Table 20:     Indicated Resource at Kirazli**

| INDICATED RESOURCE AT KIRAZLI | | | | |
|---|---|---|---|---|
| Au Cutoff | Tonnes > Cutoff | Grade > Cutoff | | Contained |
| (g/t) | (tonnes) | Au (g/t) | Ag (g/t) | Ounces Au |
| 0.10 | 9,970,000 | 0.925 | 6.802 | 297,000 |
| 0.20 | 9,650,000 | 0.950 | 6.850 | 295,000 |
| 0.30 | 8,860,000 | 1.012 | 7.181 | 288,000 |
| 0.40 | 7,160,000 | 1.169 | 8.306 | 269,000 |
| **0.50** | **5,430,000** | **1.398** | **9.700** | **244,000** |
| 0.60 | 4,390,000 | 1.599 | 11.057 | 226,000 |
| 0.70 | 3,620,000 | 1.803 | 12.388 | 210,000 |
| 0.80 | 3,000,000 | 2.022 | 14.109 | 195,000 |
| 0.90 | 2,580,000 | 2.212 | 15.669 | 183,000 |
| 1.00 | 2,270,000 | 2.387 | 17.180 | 174,000 |
| 1.10 | 1,930,000 | 2.622 | 15.777 | 163,000 |
| 1.20 | 1,580,000 | 2.955 | 15.389 | 150,000 |
| 1.30 | 1,380,000 | 3.199 | 14.509 | 142,000 |
| 1.40 | 1,250,000 | 3.391 | 15.009 | 136,000 |
| 1.50 | 1,140,000 | 3.581 | 15.909 | 131,000 |
| 2.00 | 760,000 | 4.552 | 8.463 | 111,000 |

**Table 21:     Inferred Resource at Kirazli**

| INFERRED RESOURCE AT KIRAZLI | | | | |
|---|---|---|---|---|
| Au Cutoff | Tonnes > Cutoff | Grade > Cutoff | | Contained |
| (g/t) | (tonnes) | Au (g/t) | Ag (g/t) | Ounces Au |
| 0.10 | 37,600,000 | 0.654 | 5.112 | 791,000 |
| 0.20 | 36,050,000 | 0.675 | 5.219 | 782,000 |
| 0.30 | 33,160,000 | 0.712 | 5.224 | 759,000 |
| 0.40 | 25,110,000 | 0.828 | 5.661 | 668,000 |
| **0.50** | **17,810,000** | **0.984** | **6.740** | **563,000** |
| 0.60 | 13,650,000 | 1.118 | 7.910 | 491,000 |
| 0.70 | 10,630,000 | 1.251 | 8.479 | 428,000 |
| 0.80 | 8,520,000 | 1.376 | 8.496 | 377,000 |
| 0.90 | 6,360,000 | 1.556 | 8.498 | 318,000 |
| 1.00 | 5,000,000 | 1.721 | 8.559 | 277,000 |
| 1.10 | 3,900,000 | 1.913 | 9.087 | 240,000 |
| 1.20 | 2,920,000 | 2.170 | 6.498 | 204,000 |
| 1.30 | 2,200,000 | 2.474 | 5.689 | 175,000 |
| 1.40 | 1,790,000 | 2.726 | 5.756 | 157,000 |
| 1.50 | 1,620,000 | 2.861 | 5.281 | 149,000 |
| 2.00 | 1,120,000 | 3.374 | 3.255 | 121,000 |

**Table 22:**     **Indicated Oxide Resource at Kirazli**

| INDICATED OXIDE RESOURCE AT KIRAZLI | | | | |
|---|---|---|---|---|
| Au Cutoff | Tonnes > Cutoff | Grade > Cutoff | | Contained |
| (g/t) | (tonnes) | Au (g/t) | Ag (g/t) | Ounces Au |
| 0.10 | 4,130,000 | 1.247 | 12.420 | 166,000 |
| 0.20 | 4,050,000 | 1.270 | 12.397 | 165,000 |
| 0.30 | 3,960,000 | 1.291 | 12.560 | 164,000 |
| 0.40 | 3,460,000 | 1.427 | 13.778 | 159,000 |
| **0.50** | **2,730,000** | **1.687** | **16.178** | **148,000** |
| 0.60 | 2,330,000 | 1.884 | 18.144 | 141,000 |
| 0.70 | 2,070,000 | 2.038 | 19.195 | 136,000 |
| 0.80 | 1,940,000 | 2.130 | 20.117 | 133,000 |
| 0.90 | 1,730,000 | 2.282 | 21.927 | 127,000 |
| 1.00 | 1,610,000 | 2.385 | 23.076 | 123,000 |
| 1.10 | 1,400,000 | 2.582 | 21.006 | 116,000 |
| 1.20 | 1,210,000 | 2.805 | 19.452 | 109,000 |
| 1.30 | 1,050,000 | 3.047 | 18.505 | 103,000 |
| 1.40 | 980,000 | 3.171 | 18.622 | 100,000 |
| 1.50 | 900,000 | 3.324 | 19.592 | 96,000 |
| 2.00 | 590,000 | 4.217 | 10.353 | 80,000 |

**Table 23:**     **Inferred Oxide Resource at Kirazli**

| INFERRED OXIDE RESOURCE AT KIRAZLI | | | | |
|---|---|---|---|---|
| Au Cutoff | Tonnes > Cutoff | Grade > Cutoff | | Contained |
| (g/t) | (tonnes) | Au (g/t) | Ag (g/t) | Ounces Au |
| 0.10 | 7,870,000 | 0.773 | 14.939 | 196,000 |
| 0.20 | 7,740,000 | 0.783 | 15.093 | 195,000 |
| 0.30 | 7,160,000 | 0.826 | 15.391 | 190,000 |
| 0.40 | 5,970,000 | 0.923 | 16.713 | 177,000 |
| **0.50** | **4,790,000** | **1.039** | **18.919** | **160,000** |
| 0.60 | 4,130,000 | 1.118 | 20.819 | 148,000 |
| 0.70 | 3,530,000 | 1.197 | 21.226 | 136,000 |
| 0.80 | 3,050,000 | 1.269 | 20.046 | 124,000 |
| 0.90 | 2,270,000 | 1.413 | 20.318 | 103,000 |
| 1.00 | 1,850,000 | 1.521 | 20.238 | 90,000 |
| 1.10 | 1,430,000 | 1.661 | 21.622 | 76,000 |
| 1.20 | 950,000 | 1.917 | 16.321 | 59,000 |
| 1.30 | 810,000 | 2.039 | 12.896 | 53,000 |
| 1.40 | 660,000 | 2.184 | 12.733 | 46,000 |
| 1.50 | 600,000 | 2.261 | 11.327 | 44,000 |
| 2.00 | 300,000 | 2.795 | 7.122 | 27,000 |

## 20  OTHER RELEVANT DATA AND INFORMATION

In Turkey, underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located.  Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were recently amended in 2004.  The pre-operation license provided by the old law was repealed.  The basis of royalty payments to the State has been changed to a percentage of total sales.  Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.


## 21  INTERPRETATION AND CONCLUSIONS

The results from the 2005 field program were:

- Expansion of the High Grade Zone to both north and south.
- Discovery of high grade feeder(s).
- Identification of natural, local, high grade silver mineralization.
- The mineralization at the Kirazli Gold Property is the result of a zoned high-sulphidation system with a barren silica cap and lower silicic zone grading outwards into advanced argillic and propylitic alteration.
- The multi-phase Au mineralization was most likely deposited in a series of recognizable, overlapping events.
- There is a strong spatial and timing correlation between phreatic breccia pipes, structural conduits and high grade mineral shoots that feed into the High Grade Zone.
- The geometry of the mineralization takes the form of a series of high grade feeders plunging steeply to the SW that feed into a sub-horizontal oblate High Grade Zone that underlies (and locally overlaps) a silica cap. This High Grade Zone is enveloped in a larger low-grade zone that overlaps the redox horizon.
- The High Grade Zone is open to north, east and south.
- The discovery of hitherto untested phreatic breccia bodies with correlating SW trending surface mineralization signatures adds significant potential for the discovery of new near-surface high grade mineralization similar in character to the High Grade Zone.
- Numerous drill holes terminating within mineralized material at depth demonstrate potential for the identification of new high grade feeder zones.
- There is significant potential for the addition of near-surface high-grade resources as well as further high grade feeders at depth.

## 22  RECOMMENDATIONS

Recommendations of the Fronteer–Teck Cominco Technical Committee for exploration of the Kirazli Gold Property during 2006 include the following:

- Continue a definition diamond drill program on the High Grade Zone on 30-metre spaced centres to expand the known mineralization to the north, east and south.
- Drill-test for deep mineralization below the High Grade Zone
- Drill-test new exploration targets generated through the work completed in 2005.  These include:1) the Saddle Zone (between Kirazli Daği and Çatalkaya Tepe; 2) the Southwest Zone; 3) the Porphyry Zone; 4) the Northern Zone; and 5) Çatalkaya Tepe.
- Maintain normal logging procedures including RQD, PIMA, specific gravity and magnetic susceptibility measurements; continuous sampling of drill holes; adherence to the existing QA/QC (quality assurance – quality control) protocol.
- Commence baseline environmental study.
- Commence mine engineering plan.

A proposed budget for the 2006 **(Table 24)** Work is given below and is based on 5000 metres of drilling over an eight month period.

**Table 24:     Kirazli Gold Property – Proposed 2006 Budget**

| Description | | % of Total |
|---|---:|---:|
| ASSAYS | $156,250 | 8.1 |
| GEOPHYSICS | $5,500 | 0.3 |
| DRILLING | $610,000 | 31.8 |
| FIELD COSTS | $50,000 | 2.6 |
| STAFF SALARIES | $155,500 | 8.1 |
| GOVERNMENT FEES, LICENCES AND PERMITS | $101,000 | 5.3 |
| LEGAL-FORESTRY | $30,000 | 1.6 |
| ROAD CONSTRUCTION | $60,000 | 3.1 |
| TRAVEL AND TRANSPORTATION | $92,500 | 4.8 |
| ENVIRONMENTAL BASE LINE STUDY | $100,000 | 5.2 |
| COMMUNICATION | $12,000 | 0.6 |
| PUBLIC RELATION | $12,000 | 0.6 |
| HEALTH AND SAFETY | $10,000 | 0.5 |
| FRONTEER  EXPENDITURES | $230,000 | 12.0 |
| CONTINGENCY | $150,000 | 7.8 |
| ADMINISTRATION COST (12 %  if not >50,000) | $142,670 | 7.4 |
| **NET COSTS** | **$1,917,420** | 100.0 |

## 23  REFERENCES

Bentzen, A., and A. J. Sinclair, 1993, P-RES – a computer program to aid in the investigation of polymetallic ore reserves;, Tech. Report MT-9, Mineral Deposit Research Unit. Dept. of Geological Sciences, UBC Vancouver.

Cunningham-Dunlop, I, 2005. The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Çanakkale Province, Republic of Turkey, During the Period of May 2004 to January 2005, *43-101 Technical Report*, 43pp

Eaton, L.G. 1989.  Proposed drill plan for the Kirazli gold project, Canakkale Province/County, western Turkey.  *Tüprag Metal Madencilik unpublished internal report,* 6pp.

Erendil, Mural, 2003.   Geological Features of Anatolian Peninsula. *Mineral Research and Exploration General Directorate, Ankara, Turkey, 27 pp.*

Ross, K, 2005. Petrographic study of Five Samples from the Kirazli Project, Turkey. *Report prepared for Fronteer Development Group Inc, Vancouver Canada*, 20pp.

Sinclair, A.J. 1976, Applications of probability graphs in mineral exploration, Spec. v. 4, Assoc. Expl. Geochem., 95 p.

Unknown, 1990.  Kirazli project fact sheet.  *Tüprag Metal Madencilik unpublished internal report,* 5pp.

Unknown, 1990.   Newmont overseas exploration 1990-91 Quarterly statistics.   *Tüprag Metal Madencilik unpublished internal file,* 2pp.

Unknown, 1991.  Kirazli project fact sheet.  *Tüprag Metal Madencilik unpublished internal report,* 1pp.

Unknown, 1991.   Kirazli project second annual report-February 1990 through February 1991. *Tüprag Metal Madencilik unpublished internal report,* 4pp.

Unknown, undated.   Discussion of Combined results of work performed.   *Tüprag Metal Madencilik unpublished internal report,* 15pp.

Unknown, undated.  Kirazli project Prospect pit profiles.  *Tüprag Metal Madencilik unpublished internal File,* 5pp.

**24  DATE**

Respectfully submitted at VANCOUVER, Canada this 10<sup>th</sup> day of March 2006, by





Ian R. Cunningham-Dunlop, P. Eng.
Exploration Manager – Canada/Turkey
Fronteer Development Group Inc.

And




Gary Giroux, P. Eng.

Consulting Geologist
Giroux Consultants Ltd.

**Appendix I  Certificate of Authors**

I, Ian R. Cunningham-Dunlop, P.Eng, do hereby certify that:

1.  I am currently a geologist residing at 2537 Sechelt Drive, North Vancouver, B.C. V7H 1N7

2.  I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen's University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

3.  I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO), the Association of Professional Engineers and Geoscientists of B.C (APEGBC) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG).

4.  I have read the definition of "qualified person" set out in National Instrument 43-101, and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.  I am responsible for the preparation of all sections of the report titled "Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey" relating to the Kirazli Gold Property.  I have worked on the property in a technical capacity since November 1st 2004 and have reviewed the data and data from the 2004 Diamond Drill Program while visiting the site from Feb 4th to Feb 11th 2005.

6.  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

7.  I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement.

8.  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th day of March, 2006 in Vancouver, BC.





Ian R. Cunningham-Dunlop, P. Eng.

Exploration Manager – Canada/Turkey
Fronteer Development Group Inc.

**Certificate of Authors**

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4) I have practiced my profession continuously since 1970.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6) This report titled "The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property" is based on a study of the data available on the Kirazli Project. I am responsible for the resource estimations completed in Vancouver during 2005-06. I have visited the property from April 4-7 2005.

7) I have not previously worked on this deposit.

8) I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9) I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 10th day of March, 2006



G. H. Giroux, P.Eng., MASc.



**Appendix II   Consent of Authors**

*CONSENT OF AUTHOR*

TO:     **British Columbia Securities Commission**
        **TSX Venture Exchange**

I, Ian R. Cunningham-Dunlop, P.Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report titled "Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey", dated February 11th, 2005, and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Fronteer Development Group Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Information Report of Fronteer Development Group Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 10th day of March, 2006 in Vancouver, BC



Ian R. Cunningham-Dunlop, P. Eng.
Exploration Manager – Canada/Turkey
Fronteer Development Group Inc.

*CONSENT OF AUTHOR*

**TO:** **British Columbia Securities Commission**
**TSX Venture Exchange**

I, **Gary Giroux, P.Eng.**, do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report titled "The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Cannakale Province, Turkey from April 2004 to December 2005", dated March 10th, 2006, and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Fronteer Development Group Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Information Report of Aurora Energy Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 10th Day of March, 2006 in Vancouver, B.C., Canada





Gary Giroux, P. Eng.

Consulting Geologist
Giroux Consultants Ltd.

**Appendix III   Kirazli Gold Property – Summary of Historic Drill Hole Collars**

| Hole ID | Drill Type | Easting | Northing | Elev | Az | Dip | TD | Total |
|---|---|---|---|---|---|---|---|---|
| KRP-1 | Percussion | 475221 | 4430054 | 587 | 0 | -90 | 22.05 | |
| KRP-2 | Percussion | 475266 | 4430054 | 600 | 0 | -90 | 16.55 | |
| KRP-3 | Percussion | 475169 | 4430054 | 574 | 0 | -90 | 20.45 | |
| KRP-4 | Percussion | 475428 | 4430054 | 572 | 0 | -90 | 9.00 | |
| KRP-5 | Percussion | 475577 | 4430054 | 530 | 0 | -90 | 16.50 | |
| KRP-6 | Percussion | 475408 | 4430054 | 514 | 0 | -90 | 8.00 | |
| KRP-7 | Percussion | 475587 | 4430054 | 575 | 0 | -90 | 20.50 | |
| KRP-8 | Percussion | 475014 | 4430054 | 560 | 0 | -90 | 14.50 | |
| KRP-9 | Percussion | 475015 | 4430054 | 641 | 0 | -90 | 26.50 | |
| KRP-10 | Percussion | 474995 | 4430054 | 636 | 0 | -90 | 26.50 | |
| KRP-11 | Percussion | 475570 | 4430054 | 721 | 0 | -90 | 28.40 | |
| KRP-12 | Percussion | 475557 | 4430054 | 722 | 0 | -90 | 28.40 | |
| KRP-13 | Percussion | 475513 | 4430054 | 710 | 0 | -90 | 19.45 | |
| KRP-14 | Percussion | 475722 | 4430054 | 720 | 0 | -90 | 28.45 | |
| KRP-15 | Percussion | 475574 | 4430054 | 697 | 0 | -90 | 15.40 | |
| KRP-16 | Percussion | 475625 | 4430054 | 667 | 0 | -90 | 14.75 | |
| KRP-17 | Percussion | 475590 | 4430054 | 639 | 0 | -90 | 21.50 | |
| KRP-18 | Percussion | 475511 | 4430054 | 737 | 0 | -90 | 27.50 | |
| KRP-19 | Percussion | 475115 | 4430054 | 685 | 0 | -90 | 27.50 | |
| KRP-20 | Percussion | 475063 | 4430054 | 654 | 0 | -90 | 26.40 | |
| KRP-21 | Percussion | 475000 | 4430054 | 637 | 262 | -60 | 26.30 | |
| KRP-22 | Percussion | 475641 | 4430054 | 678 | 0 | -90 | 18.45 | |
| KRP-23 | Percussion | 475511 | 4430054 | 650 | 0 | -90 | 29.40 | |
| KRP-24 | Percussion | 475459 | 4430054 | 643 | 25 | -60 | 45.10 | |
| KRP-25 | Percussion | 475380 | 4430054 | 643 | 63 | -60 | 26.10 | 563.65 |
| KRR-1 | RC | 475258 | 4430662 | 710 | 90 | -60 | 175.50 | |
| KRR-2 | RC | 475114 | 4430517 | 661 | 45 | -60 | 174.00 | |
| KRR-3 | RC | 475270 | 4430363 | 635 | 80 | -60 | 174.00 | |
| KRR-4 | RC | 475428 | 4430196 | 669 | 45 | -60 | 174.00 | |
| KRR-5 | RC | 475577 | 4430036 | 712 | 45 | -60 | 175.50 | |
| KRR-6 | RC | 475408 | 4430510 | 727 | 265 | -60 | 174.00 | |
| KRR-7 | RC | 475587 | 4430360 | 762 | 20 | -60 | 175.50 | |
| KRR-8 | RC | 475432 | 4430825 | 596 | 262 | -60 | 169.50 | |
| KRR-9 | RC | 475589 | 4430677 | 664 | 200 | -60 | 150.50 | |
| KRR-10 | RC | 475754 | 4430506 | 674 | 225 | -60 | 174.00 | |
| KRR-11A | RC | 475270 | 4430043 | 590 | 0 | -90 | 24.00 | |
| KRR-11B | RC | 475242 | 4430046 | 589 | 0 | -90 | 67.50 | |
| KRR-12 | RC | 475424 | 4429886 | 638 | 45 | -60 | 138.00 | |
| KRR-13 | RC | 475509 | 4429003 | 704 | 40 | -60 | 150.00 | |
| KRR-14 | RC | 475493 | 4428932 | 707 | 196 | -60 | 150.00 | |
| KRR-15 | RC | 475530 | 4430340 | 742 | 45 | -60 | 129.00 | |
| KRR-16 | RC | 475530 | 4430340 | 742 | 135 | -60 | 130.50 | |
| KRR-17 | RC | 475616 | 4430379 | 760 | 290 | -60 | 123.00 | |
| KRR-18 | RC | 475613 | 4430382 | 760 | 200 | -60 | 149.50 | |
| KRR-19 | RC | 475599 | 4430444 | 749 | 200 | -60 | Abandoned | |
| KRR-20 | RC | 475652 | 4430402 | 739 | 225 | -60 | 90.00 | |
| KRR-21 | RC | 475666 | 4430342 | 760 | 225 | -60 | 79.50 | |
| KRR-22 | RC | 475557 | 4430407 | 752 | 110 | -60 | 100.50 | |
| KRR-23 | RC | 475561 | 4430342 | 755 | 45 | -60 | 113.50 | |
| KRR-24 | RC | 475611 | 4430297 | 770 | 83 | -80 | 113.00 | |
| | | | | | | | | 3,274.50 |

| Hole ID | Drill Type | Easting | Northing | Elev | Az | Dip | TD | Total |
|---------|-----------|---------|----------|------|-----|-----|--------|-----------|
| KRC-1 | Core | 475545 | 4430233 | 732 | 0 | -90 | 110.11 | |
| KRC-2 | Core | 475510 | 4429003 | 703 | 90 | -60 | 100.00 | |
| KRC-3 | Core | 474977 | 4430060 | 514 | 90 | -60 | 101.35 | |
| KRC-4 | Core | 475019 | 4430697 | 640 | 255 | -60 | 100.00 | |
| KRC-5 | Core | 475570 | 4430503 | 721 | 225 | -60 | 200.00 | |
| KRC-6 | Core | 475436 | 4430367 | 730 | 45 | -60 | 189.15 | |
| KRC-7 | Core | 475683 | 4430427 | 730 | 225 | -60 | 195.35 | |
| KRC-8 | Core | 475527 | 4430278 | 743 | 45 | -60 | 200.10 | |
| KRC-9 | Core | 475605 | 4430221 | 762 | 45 | -60 | 200.00 | |
| KRC-10 | Core | 475758 | 4430355 | 741 | 225 | -60 | 187.65 | |
| KRC-11 | Core | 475504 | 4429959 | 680 | 45 | -60 | 161.50 | |
| KRC-12 | Core | 475507 | 4430129 | 700 | 45 | -60 | 200.00 | |
| KRC-13 | Core | 475675 | 4430122 | 770 | 45 | -60 | 199.30 | |
| KRC-14 | Core | 475819 | 4430269 | 765 | 225 | -60 | 199.90 | |
| KRC-15 | Core | 475882 | 4430328 | 725 | 225 | -60 | 160.15 | |
| KRC-16 | Core | 475594 | 4429983 | 722 | 45 | -60 | 162.90 | |
| KRC-17 | Core | 475906 | 4430192 | 770 | 235 | -60 | 199.40 | |
| KRC-18 | Core | 475580 | 4429720 | 700 | 45 | -60 | 160.00 | |
| KRC-19 | Core | 475678 | 4429964 | 770 | 45 | -60 | 184.90 | |
| KRC-20 | Core | 475890 | 4430029 | 770 | 270 | -60 | 161.70 | |
| | | | | | | | | 3,373.46 |
| | | | | | | | Grand Total to Date | 7,211.61 |

**Appendix IV Kirazli Gold Property – Summary of Historic Drill Hole Composites**

| Drill Hole | From | To | Interval | Au Grade (g/t) |
|---|---|---|---|---|
| KRR-1 | 102.00 | 111.00 | 9.00 | 2.10 |
| and | 121.50 | 132.00 | 10.50 | 1.60 |
| KRR-5 | 0.00 | 12.00 | 12.00 | 1.70 |
| and | 55.50 | 75.00 | 19.50 | 1.10 |
| and | 81.00 | 84.00 | 3.00 | 1.90 |
| and | 87.00 | 99.00 | 12.00 | 1.00 |
| and | 109.50 | 136.50 | 27.00 | 0.80 |
| and | 139.50 | 175.50 | 36.00 | 1.40 |
| KRR-7 | 34.50 | 87.00 | 52.50 | 5.00 |
| and | 100.50 | 108.00 | 7.50 | 1.00 |
| KRR-8 | 31.50 | 36.00 | 4.50 | 1.30 |
| KRR-12 | 1.50 | 18.00 | 16.50 | 0.92 |
| and | 22.50 | 31.50 | 9.00 | 0.63 |
| and | 34.50 | 57.00 | 22.50 | 2.20 |
| KRR-15 | 124.50 | 129.00 | 4.50 | 0.98 |
| KRR-16 | 108.00 | 130.00 | 22.00 | 1.40 |
| KRR-17 | 40.50 | 60.00 | 19.50 | 13.70 |
| and | 70.50 | 123.00 | 52.50 | 0.61 |
| KRR-18 | 34.50 | 138.00 | 103.50 | 1.90 |
| KRR-20 | 28.50 | 90.00 | 61.50 | 3.64 |
| Incl. | 28.50 | 73.50 | 45.00 | 4.80 |
| Incl. | 28.50 | 31.50 | 3.00 | 2.09 |
| Incl. | 31.50 | 39.00 | 7.50 | 12.96 |
| Incl. | 39.00 | 73.50 | 34.50 | 3.27 |
| KRR-22 | 69.00 | 87.00 | 18.00 | 0.86 |
| KRR-23 | 31.50 | 113.50 | 82.00 | 1.10 |
| Incl. | 31.50 | 72.00 | 39.00 | 1.79 |
| KRC-4 | 19.80 | 28.10 | 8.30 | 1.80 |
| KRC-5 | 15.40 | 17.10 | 1.70 | 4.10 |
| and | 21.50 | 24.40 | 2.90 | 1.10 |
| KRC-6 | 128.10 | 129.60 | 1.50 | 4.50 |
| KRC-7 | 52.00 | 64.30 | 12.30 | 0.73 |

| Drill Hole | From | To | Interval | Au Grade (g/t) |
|---|---|---|---|---|
| KRC-8 | 40.80 | 53.40 | 12.60 | 0.57 |
| and | 53.40 | 152.60 | 99.20 | 1.40 |
| KRC-9 | 48.90 | 55.80 | 6.90 | 0.82 |
| and | 59.70 | 70.30 | 10.60 | 0.75 |
| and | 94.60 | 105.10 | 10.50 | 0.53 |
| KRC-11 | 45.60 | 65.30 | 19.70 | 1.50 |
| and | 105.20 | 121.60 | 16.40 | 1.20 |
| and | 149.00 | 161.50 | 12.50 | 1.40 |
| KRC-12 | 59.90 | 68.70 | 8.80 | 6.30 |
| and | 70.20 | 108.10 | 37.90 | 0.72 |
| and | 177.00 | 188.20 | 11.20 | 1.00 |
| KRC-13 | 184.50 | 196.70 | 12.20 | 1.20 |
| KRC-16 | 0.00 | 25.80 | 25.80 | 1.60 |
| and | 147.60 | 161.30 | 13.70 | 1.70 |

**Appendix V    Kirazli Gold Property – 2005 Drill Hole Summaries**

| HOLE_ID | EASTING | NORTHING | ELEV (masl) | AZIM | DIP | TD (m) | RC Fm (m) | RC To (m) | Target Zone |
|---------|---------|----------|-------------|------|-----|--------|-----------|-----------|-------------|
| KD-04 | 475791.2 | 4430102.3 | 802.5 | 0 | -90 | 196.7 | | | Ridge |
| KD-05 | 475618.4 | 4430398.2 | 755.3 | 0 | -90 | 120 | 0 | 19.5 | HGZ |
| KD-06 | 475766.3 | 4430142.9 | 803.3 | 0 | -90 | 105 | | | Ridge |
| KD-07 | 475590 | 4430350.6 | 760.6 | 0 | -90 | 150 | | | HGZ |
| KD-08 | 475638.6 | 4430360.6 | 759.8 | 0 | -90 | 107.6 | | | HGZ |
| KD-09 | 475620 | 4430341.8 | 763.8 | 0 | -90 | 150 | 0 | 28 | HGZ |
| KD-10 | 475734.3 | 4430190 | 793.9 | 0 | -90 | 150 | | | Ridge |
| KD-11 | 475594.5 | 4430324.9 | 761.8 | 0 | -90 | 150 | | | HGZ |
| KD-12 | 475691.8 | 4430249.9 | 780.2 | 0 | -90 | 111 | | | Ridge |
| KD-13 | 475632.1 | 4430419.8 | 746 | 0 | -90 | 100 | | | HGZ |
| KD-14 | 475517.8 | 4430452.9 | 752.5 | 0 | -90 | 104 | 2 | 37.5 | Ridge |
| KD-15 | 475610 | 4430429.2 | 744.7 | 0 | -90 | 100 | 0 | 27 | HGZ |
| KD-16 | 475296 | 4430660.4 | 700 | 90 | -60 | 150 | 1.2 | 31.3 | North |
| KD-17 | 475564.7 | 4430381.9 | 756.7 | 0 | -90 | 105 | 0 | 22 | HGZ |
| KD-18 | 475474.3 | 4430506 | 735.9 | 0 | -90 | 122 | | | Ridge |
| KD-19 | 475661.9 | 4430382.2 | 750.3 | 0 | -90 | 121.7 | 0 | 30 | HGZ |
| KD-20 | 475622.6 | 4430314.4 | 765.1 | 0 | -90 | 110 | 0 | 27 | HGZ |
| KD-21 | 475152.2 | 4430684.6 | 693.4 | 270 | -60 | 159 | | | North |
| KD-22 | 475643.3 | 4430067.4 | 748.6 | 45 | -60 | 243.5 | | | SW |
| KD-23 | 475643.4 | 4430331.9 | 764.4 | 0 | -90 | 150 | 0 | 25 | HGZ |
| KD-24 | 475303.1 | 4430752 | 679.1 | 90 | -60 | 150.1 | | | North |
| KD-25 | 475599.5 | 4430290.4 | 760.1 | 0 | -90 | 150 | 0 | 18 | HGZ |
| KD-26 | 475664.1 | 4430438.6 | 727.9 | 0 | -90 | 165.5 | 0 | 19 | HGZ |
| KD-27 | 475565.8 | 4430326.1 | 753.9 | 0 | -90 | 154.5 | 0 | 24 | HGZ |
| KD-28 | 475593.7 | 4430443.1 | 742.3 | 0 | -90 | 156 | | | HGZ |
| KD-29 | 475523.2 | 4430274.5 | 734.8 | 0 | -90 | 179 | 1.3 | 20 | SW |
| KD-30 | 475645.2 | 4430464.8 | 721.6 | 0 | -90 | 155 | 0 | 12 | HGZ |
| KD-31 | 475570.7 | 4430503.5 | 727.4 | 0 | -90 | 281 | 0 | 12 | HGZ |
| KD-32 | 475551.4 | 4430179 | 725.1 | 45 | -60 | 178.5 | 0 | 28 | SW |
| KD-33 | 475700 | 4430549.5 | 672.3 | 225 | -60 | 200 | | | HGZ |
| KD-34 | 475506.7 | 4429904.4 | 669 | 45 | -60 | 227 | | | SW |
| KD-35 | 475750.3 | 4430302.1 | 759.2 | 315 | -45 | 202 | 0 | 18 | HGZ |
| KD-36 | 475662.9 | 4430121.9 | 766.6 | 0 | -90 | 176.3 | 0 | 12.5 | SW |
| KD-37 | 475616.1 | 4430529.4 | 709.6 | 0 | -90 | 186 | 0 | 27 | HGZ |
| KD-38 | 475312.6 | 4429832.6 | 616.7 | 0 | -90 | 231.2 | | | SW |
| KD-39 | 475638.5 | 4430608.7 | 679.9 | 0 | -90 | 239.5 | | | North |
| KD-40 | 475738 | 4428832 | 717.3 | 0 | -90 | 189.7 | | | CT/SE |
| KD-41 | 475664 | 4430731 | 620.8 | 0 | -90 | 179 | | | North |
| KD-42 | 475552 | 4430542 | 719.5 | 0 | -90 | 295.4 | 0 | 9 | HGZ |
| KD-43 | 475569 | 4430420 | 753.9 | 0 | -90 | 256.4 | 0 | 16 | HGZ |
| KD-44 | 475594 | 4430384 | 759.3 | 0 | -90 | 120 | 0 | 30 | HGZ |
| KD-45 | 476194 | 4430228 | 652.9 | 0 | -90 | 192.4 | | | CT/SE |
| KD-46 | 475601 | 4430487 | 728 | 0 | -90 | 218.3 | | | HGZ |
| KD-47 | 475500 | 4430200 | 706 | 0 | -90 | 197.6 | | | SW |

**Appendix VI   Kirazli Gold Property – Summary of 2006 Significant Values**

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-04-Expl | 173.3 | 174.9 | 1.6 | 0.56 |
| | | | | |
| KD-05-HG Zone | 25 | 120 | 95 | 1.03 |
| incl | 25 | 100 | 75 | 1.22 |
| incl | 30.5 | 74.4 | 43.9 | 1.75 |
| incl | 35 | 70 | 35 | 2.01 |
| incl | 36.2 | 54.6 | 18.4 | 2.85 |
| incl | 36.2 | 41.6 | 5.4 | 5.56 |
| | | | | |
| KD-06-Expl | No Significant Au Values | | | |
| | | | | |
| KD-07-HG Zone | 36.3 | 146 | 109.7 | 0.92 |
| incl | 37.3 | 56.7 | 19.4 | 1.96 |
| incl | 37.3 | 39.7 | 2.4 | 4.17 |
| incl | 45 | 46.2 | 1.1 | 4.8 |
| incl | 74.4 | 81 | 6.6 | 2.36 |
| incl | 74.4 | 85.5 | 11.1 | 1.79 |
| incl | 112.5 | 114.5 | 2 | 1.43 |
| | | | | |
| KD-08-HG Zone | 36.7 | 107.6 | 70.9 | 0.97 |
| incl | 36.7 | 41.7 | 5 | 2.49 |
| incl | 53.1 | 80.3 | 27.2 | 1.33 |
| incl | 53.1 | 67.9 | 14.8 | 1.6 |
| incl | 55.9 | 58.7 | 2.8 | 2.4 |
| | | | | |
| KD-09-HG Zone | 25.5 | 86.7 | 61.2 | 3.16 |
| incl | 28 | 61.7 | 33.7 | 5.1 |
| incl | 35 | 41.2 | 6.2 | 11.4 |
| incl | 35 | 47.9 | 12.9 | 9.06 |
| and | 108.8 | 149 | 40.2 | 0.45 |
| incl | 108.8 | 115.6 | 6.8 | 0.7 |
| | | | | |
| KD-10-Expl. | 61.4 | 71.2 | 9.8 | 0.31 |
| incl | 61.4 | 63.9 | 2.5 | 0.68 |
| | | | | |
| KD-11 HG Zone | 32.6 | 35 | 2.4 | 0.73 |
| incl | 41.6 | 42.6 | 1 | 1.54 |
| incl | 55 | 70.4 | 15.4 | 0.42 |
| incl | 61.5 | 70.4 | 8.9 | 0.55 |
| incl | 64.1 | 67.5 | 3.4 | 0.71 |
| incl | 124.9 | 150 | 25.1 | 0.35 |
| | | | | |
| KD-12-Expl. | No Significant Au Values | | | |

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-13 HG Zone | 53 | 100 | 47 | 2.86 |
| incl | 53.4 | 66.9 | 13.5 | 8.25 |
| incl | 54 | 64.05 | 10.05 | 10.48 |
| incl | 54 | 55.8 | 1.8 | 17.28 |
| incl | 56.8 | 59.5 | 2.7 | 11.9 |
| incl | 84.4 | 87.8 | 3.4 | 1.17 |
| | | | | |
| KD-14 Expl. | No Significant Au Values | | | |
| | | | | |
| KD-15 HG Zone | 31.5 | 100 | 68.5 | 2.34 |
| incl | 39 | 84.1 | 45.1 | 3.35 |
| incl | 39 | 48 | 9 | 9.1 |
| incl | 39 | 56 | 17 | 5.68 |
| incl | 40 | 44.5 | 4.5 | 12.05 |
| incl | 77.3 | 79.1 | 1.8 | 5.1 |
| | | | | |
| KD-16 Expl. | 111 | 112 | 1 | 0.59 |
| | | | | |
| KD-17 HG Zone | 77.35 | 92.8 | 15.45 | 0.48 |
| incl | 78.9 | 79.9 | 1 | 1.04 |
| incl | 86.9 | 90.1 | 3.2 | 0.95 |
| | | | | |
| KD-18 Expl. | 39 | 40.5 | 1.5 | 0.31 |
| and | 70.1 | 71 | 0.9 | 0.26 |
| | | | | |
| KD-19 HG Zone | 66.1 | 121.7 | 55.6 | 0.35 |
| incl | 74 | 90.5 | 16.5 | 0.44 |
| incl | 88.5 | 90.5 | 2 | 1.15 |
| incl | 113.6 | 121.7 | 8.1 | 0.4 |
| | | | | |
| KD-20 HG Zone | 57 | 65.9 | 8.9 | 0.97 |
| | 57 | 64 | 7 | 1.1 |
| incl | 57 | 59.1 | 2.1 | 1.33 |
| and | 75.5 | 100.4 | 24.9 | 0.45 |
| incl | 92 | 100.4 | 8.4 | 0.54 |
| | | | | |
| KD-21 Expl | 114 | 118 | 4 | 0.38 |
| and | 120 | 122 | 2 | 0.35 |
| and | 140 | 145 | 5 | 0.38 |

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-22 Expl | 36.4 | 37.9 | 1.5 | 0.42 |
| and | 58.3 | 59.6 | 1.3 | 0.45 |
| and | 72.8 | 76 | 3.2 | 0.35 |
| and | 85.3 | 87 | 1.7 | 0.63 |
| and | 95.3 | 100.7 | 5.4 | 0.34 |
| and | 115.8 | 119.8 | 4 | 0.31 |
| and | 121.25 | 125 | 3.75 | 0.27 |
| and | 132.5 | 144 | 11.5 | 0.47 |
| and | 153.1 | 220.7 | 67.6 | 0.52 |
| incl | 154 | 158.3 | 4.3 | 0.77 |
| incl | 162.3 | 171.3 | 9 | 0.74 |
| incl | 191.3 | 205.7 | 14.4 | 0.81 |
| incl | 204.7 | 205.7 | 1 | 2.48 |
|  |  |  |  |  |
| KD-23 HG Zone | 52 | 150 | 98 | 1.37 |
| and | 59.8 | 150 | 90.2 | 0.42 |
| incl | 53 | 59.8 | 6.8 | 14.1 |
| incl | 53 | 57 | 4 | 22.1 |
| and | 90.8 | 98.7 | 7.9 | 0.55 |
| and | 122.6 | 144.6 | 22 | 0.63 |
| incl | 134.1 | 135.1 | 1 | 1.97 |
|  |  |  |  |  |
| KD-24 Expl. | 71 | 72 | 1 | 0.31 |
|  |  |  |  |  |
| KD-25 HG Zone | 33 | 34.7 | 1.7 | 0.36 |
| and | 60.05 | 87.05 | 27 | 0.51 |
| incl | 67.1 | 72.7 | 5.6 | 0.69 |
| incl | 64.1 | 74.7 | 10.6 | 0.59 |
| incl | 79.8 | 82.8 | 3 | 1.04 |
| and | 106.4 | 109.8 | 3.4 | 0.34 |
| and | 119.9 | 121.35 | 1.45 | 0.4 |
| and | 132.45 | 134.4 | 1.95 | 0.23 |
|  |  |  |  |  |
| KD-26 HG Zone | 1.5 | 12 | 10.5 | 1.24 |
| incl | 3 | 4.5 | 1.5 | 3.53 |
| incl | 7.5 | 10.5 | 3 | 1.6 |
| and | 37.4 | 84.6 | 47.2 | 1.66 |
| incl | 41.5 | 42.5 | 1 | 16.35 |
| incl | 41.5 | 43.7 | 2.2 | 10.12 |
| incl | 37.4 | 51.5 | 14.1 | 3.92 |
| incl | 41.5 | 50.7 | 9.2 | 5.05 |
| and | 87.4 | 115.7 | 28.3 | 0.29 |
| and | 127 | 134.5 | 7.5 | 0.3 |

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-27 HG Zone | 82.5 | 89 | 6.5 | 0.28 |
| and | 94 | 98 | 4 | 0.35 |
| and | 101.3 | 154.5 | 53.2 | 0.62 |
| incl | 119.5 | 124.15 | 4.65 | 1.78 |
| | | | | |
| KD-28 HG Zone | 47.7 | 113.2 | 65.5 | 0.53 |
| incl | 49 | 51.2 | 2.2 | 1.99 |
| incl | 49.8 | 51.2 | 1.4 | 2.57 |
| incl | 52.8 | 61.45 | 8.65 | 0.72 |
| incl | 55.8 | 57.8 | 2 | 1.22 |
| incl | 69.5 | 79 | 9.5 | 0.63 |
| incl | 94.4 | 100 | 5.6 | 0.72 |
| and | 117.5 | 120.3 | 2.8 | 0.38 |
| and | 136 | 147.5 | 11.5 | 0.3 |
| | | | | |
| KD-29 HG Zone | 33.5 | 179 | 145.5 | 0.59 |
| | 35.6 | 85 | 49.4 | 0.88 |
| | 43 | 55.5 | 12.5 | 1.31 |
| | 47.8 | 52.5 | 4.7 | 1.86 |
| | 47.8 | 55.5 | 7.7 | 1.58 |
| | 73.8 | 75.5 | 1.7 | 2.28 |
| | 124.5 | 147 | 22.5 | 0.75 |
| | | | | |
| KD-30 HG Zone | 9 | 79.8 | 70.8 | 1.83 |
| incl | 21.3 | 69.3 | 48 | 2.59 |
| incl | 44.3 | 64.6 | 20.3 | 5.29 |
| incl | 47.3 | 59.9 | 12.6 | 8.09 |
| incl | 49.3 | 56 | 6.7 | 13.84 |
| incl | 50.3 | 52.3 | 2 | 32.3 |
| incl | 51.3 | 52.3 | 1 | 50.1 |
| and | 126 | 134.8 | 8.8 | 0.3 |
| and | 151.2 | 155 | 3.8 | 0.26 |
| | | | | |
| KD-31 Expl | 51.2 | 163.4 | 112.2 | 2.89 |
| incl | 51.2 | 97 | 45.8 | 0.57 |
| incl | 53.5 | 57.1 | 3.6 | 1.1 |
| incl | 73.6 | 76.9 | 3.3 | 1.02 |
| incl | 85 | 93.2 | 8.2 | 0.98 |
| and | 107.8 | 163.4 | 55.6 | 5.33 |
| incl | 125 | 159 | 34 | 8.44 |
| incl | 132.1 | 159 | 26.9 | 10.31 |
| incl | 141 | 159 | 18 | 14.48 |
| incl | 141 | 157.3 | 16.3 | 15.8 |
| incl | 148.4 | 156.3 | 7.9 | 28.68 |

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-32 Expl | 102.7 | 118.5 | 15.8 | 0.34 |
| and | 141 | 143.5 | 2.5 | 0.29 |
| and | 154.2 | 177 | 22.8 | 0.22 |
| | | | | |
| KD-33-Expl | 11.9 | 64.5 | 52.6 | 0.47 |
| incl | 18 | 24 | 6 | 0.95 |
| and | 28.6 | 64.5 | 35.9 | 0.42 |
| and | 83.6 | 134.4 | 50.8 | 0.64 |
| incl | 87 | 91.75 | 4.75 | 1.24 |
| incl | 87 | 89 | 2 | 2.09 |
| incl | 106 | 120.4 | 14.4 | 0.84 |
| and | 142.5 | 200 | 57.5 | 0.55 |
| incl | 169.9 | 174.3 | 4.4 | 2.26 |
| incl | 169 | 185.7 | 16.7 | 1.12 |
| | | | | |
| KD-34-Expl. | 38.9 | 48 | 9.1 | 1.66 |
| incl | 39.9 | 45.7 | 5.8 | 2.42 |
| incl | 39.9 | 40.8 | 0.9 | 9.97 |
| and | 54 | 63 | 9 | 0.69 |
| incl | 55.5 | 60.15 | 4.65 | 1.07 |
| and | 72 | 75.5 | 3.5 | 0.68 |
| and | 122.6 | 168 | 45.4 | 0.74 |
| incl | 122.6 | 142.1 | 19.5 | 0.37 |
| incl | 151.7 | 168 | 16.3 | 1.51 |
| incl | 153.9 | 166.6 | 12.7 | 1.87 |
| incl | 159 | 162 | 3 | 1.26 |
| incl | 163 | 166.6 | 3.6 | 4.19 |
| | | | | |
| KD-35-Expl. | 26 | 28 | 2 | 0.39 |
| and | 105 | 111.7 | 6.7 | 0.59 |
| incl | 107.7 | 110.3 | 2.6 | 0.89 |
| and | 128.7 | 134.9 | 6.2 | 0.38 |
| and | 142.5 | 180.6 | 38.1 | 0.3 |
| incl | 158.1 | 179.1 | 21 | 0.34 |
| incl | 167.9 | 171.6 | 3.7 | 0.48 |
| and | 190.5 | 194.5 | 4 | 0.32 |
| | | | | |
| KD-36 Expl. | 80 | 176.3 | 96.3 | 0.36 |
| incl | 80 | 112.5 | 32.5 | 0.24 |
| incl | 89.8 | 91.8 | 2 | 0.65 |
| incl | 117 | 128.6 | 11.6 | 0.64 |
| incl | 159.4 | 176.3 | 16.9 | 0.48 |

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-37 Expl. | 0 | 159.1 | 159.1 | 0.8 |
| incl | 0 | 117 | 117 | 1.01 |
| incl | 0 | 122.6 | 122.6 | 0.97 |
| incl | 0 | 99.5 | 99.5 | 1.1 |
| incl | 0 | 62.2 | 62.2 | 1.22 |
| incl | 10.5 | 29 | 18.5 | 1.29 |
| incl | 18 | 29 | 11 | 1.6 |
| incl | 32.5 | 38.2 | 5.7 | 1.65 |
| incl | 40.2 | 43.1 | 2.9 | 1.42 |
| incl | 47.4 | 62.2 | 14.8 | 1.49 |
| incl | 69.2 | 84.55 | 15.35 | 1.03 |
| incl | 95.5 | 97.5 | 2 | 2.51 |
| incl | 86.8 | 99.5 | 12.7 | 1.14 |
| | | | | |
| KD-38 Expl. | 0 | 19.5 | 19.5 | 1.15 |
| incl | 6.95 | 15.3 | 8.35 | 1.71 |
| incl | 6.95 | 9.3 | 2.35 | 1.95 |
| | | | | |
| KD-39 Expl. | 0 | 80.6 | 80.6 | 0.95 |
| incl | 0 | 64 | 64 | 1.12 |
| incl | 16 | 61 | 45 | 1.41 |
| incl | 16 | 41.5 | 25.5 | 1.74 |
| incl | 34 | 36.5 | 2.5 | 3.82 |
| and | 132.4 | 189.9 | 57.5 | 0.68 |
| incl | 138 | 141 | 3 | 1.64 |
| incl | 165.4 | 177.8 | 12.4 | 1.07 |
| | | | | |
| KD-40 Expl (Çatalkaya Tepe) | 8.2 | 11.65 | 3.45 | 0.57 |
| | | | | |
| KD-41 Expl. | 7 | 23 | 16 | 0.51 |
| and | 18.8 | 23 | 4.2 | 0.99 |
| incl | 19.9 | 20.4 | 0.5 | 5.81 |
| and | 53.8 | 56.8 | 3 | 0.73 |
| and | 121.15 | 123.7 | 2.55 | 0.57 |
| | | | | |
| KD-42 Expl. | 124.8 | 126.6 | 1.8 | 1.03 |
| and | 239.4 | 240.4 | 1 | 2.74 |

| Drill Hole | From | To | Interval (m) | Au g/t |
|---|---|---|---|---|
| KD-43 Expl | 68.75 | 94.2 | 25.45 | 0.87 |
| incl | 68.75 | 75.7 | 6.95 | 0.67 |
| incl | 78.7 | 90.55 | 11.85 | 1.29 |
| incl | 85.2 | 89.55 | 4.35 | 2.06 |
| and | 119 | 149.5 | 30.5 | 0.38 |
| incl | 119 | 138 | 19 | 0.43 |
| incl | 153.6 | 155.6 | 2 | 0.57 |
| incl | 165.1 | 177 | 11.9 | 0.41 |
| incl | 168.1 | 171.5 | 3.4 | 0.67 |
| and | 200.75 | 206.7 | 5.95 | 0.36 |
| and | 240.25 | 255 | 14.75 | 0.79 |
| incl | 246.1 | 251 | 4.9 | 1.23 |
| incl | 248 | 250 | 2 | 1.91 |
| | | | | |
| KD-44 (HG Zone - MET) | 32.7 | 112 | 79.3 | 3.18 |
| incl | 32.7 | 98 | 65.3 | 7.58 |
| incl | 32.7 | 69.1 | 36.4 | 6.43 |
| incl | 38.4 | 63.1 | 24.7 | 9.14 |
| incl | 39.5 | 61.1 | 21.6 | 10.11 |
| incl | 41.5 | 46.1 | 4.6 | 14.42 |
| incl | 50.1 | 55.2 | 5.1 | 21.36 |
| incl | 52.2 | 53.2 | 1 | 62.5 |
| incl | 73.1 | 98 | 24.9 | 0.5 |
| incl | 73.1 | 77.15 | 4.05 | 1.03 |
| incl | 98 | 112 | 14 | 0.3 |
| | | | | |
| KD-45 Expl | No Signficant Results | | | |
| | | | | |
| KD_46 HG Zone | 36.2 | 139.7 | 103.5 | 0.47 |
| incl | 36.2 | 57 | 20.8 | 0.41 |
| incl | 62.5 | 81.2 | 18.7 | 0.48 |
| incl | 90 | 122.25 | 32.25 | 0.67 |
| incl | 100 | 119.75 | 19.75 | 0.84 |
| incl | 100 | 108 | 8 | 0.87 |
| incl | 110.8 | 115.8 | 5 | 1.16 |
| and | 162 | 204.75 | 42.75 | 5.68 |
| incl | 170.5 | 203.75 | 33.25 | 7.2 |
| incl | 175.75 | 191.9 | 16.15 | 13.57 |
| incl | 179.75 | 191.9 | 12.15 | 17.28 |
| incl | 186.7 | 191.9 | 5.2 | 32.22 |
| incl | 188.7 | 191.9 | 3.2 | 46.92 |
| incl | 190.25 | 191.9 | 1.65 | 76.3 |

**Silver**

| | From(m) | To (m) | Interval (m) | Ag (ppm) |
|---|---|---|---|---|
| **KD-37** | 0 | 37.7 | 37.7 | 64.13 |
| incl | 0 | 10.5 | 10.5 | 131.36 |
| incl | 0 | 13.5 | 13.5 | 113.59 |
| incl | 25.5 | 29 | 3.5 | 90.09 |
| and | 53.7 | 60.2 | 6.5 | 22.45 |
| | | | | |
| **KD-39 Expl.** | 0 | 80.6 | 80.6 | 74.67 |
| incl | 0 | 64 | 64 | 91.03 |
| incl | 16 | 61 | 45 | 122.68 |
| incl | 16 | 41.5 | 25.5 | 123.24 |
| incl | 34 | 36.5 | 2.5 | 270.9 |
| and | 132.4 | 189.9 | 57.5 | 1.38 |
| incl | 138 | 141 | 3 | 9.53 |
| incl | 165.4 | 177.8 | 12.4 | 0.92 |
| | | | | |
| **KD-41 Expl.** | 2 | 26 | 24 | 8.98 |
| | | | | |
| **KD-44 (HG Zone - MET)** | 34.3 | 39.5 | 5.2 | 80.23 |
| | 73.1 | 77.15 | 4.05 | 5.33 |
| | | | | |
| **KD_46 HG Zone** | 16.5 | 43.7 | 27.3 | 45.33 |
| incl | 16.5 | 30.25 | 13.75 | 66.76 |
| incl | 16.5 | 19.7 | 3.2 | 111.93 |
| incl | 22.95 | 25.5 | 2.55 | 78.75 |

**Appendix VII   Assay Methods and Detections – ALS Chemex Laboratories**

## Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

| Method code | Description | Range (ppm) |
|---|---|---|
| Au-AA23 | Au by fire assay and AAS. 30 g nominal sample weight. | 0.005 - 10 |

**Aqua Regia Digestion**

Quantitatively dissolves base metals for the majority of geological materials, and may provide anomaly enhancement in some geological environments.  Major rock forming elements and more resistive metals are only partially dissolved.

| 34 elements by aqua regia acid digestion ICPAES |
|---|
| *Method code*
*ME-ICP41* |

**Elements and Ranges (ppm)**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Ag | (0.2 - 100) | Co | (1 - 10,000) | Mn | (5 - 10,000) | Sr | (1 - 10,000) |
| Al | (0.01% - 15%) | Cr | (1 - 10,000) | Mo | (1 - 10,000) | Ti | (0.01% - 10%) |
| As | (2 – 10,000) | Cu | (1 - 10,000) | Na | (0.01% - 10%) | Tl | (10 - 10,000) |
| B | (10 - 10,000) | Fe | (0.01% - 15%) | Ni | (1 - 10,000) | U | (10 - 10,000) |
| Ba | (10 - 10,000) | Ga | (10 - 10,000) | P | (10 - 10,000) | V | (1 - 10,000) |
| Be | (0.5 - 100) | Hg | (1 - 10,000) | Pb | (2 - 10,000) | W | (10 - 10,000) |
| Bi | (2 - 10,000) | K | (0.01% - 10%) | S | (0.01% - 10%) | Zn | (2 - 10,000) |
| Ca | (0.01% - 15%) | La | (10 - 10,000) | Sb | (2 - 10,000) | | |
| Cd | (0.5 - 500) | Mg | (0.01% - 15%) | Sc | (1 - 10,000) | | |

**(Reproduced from ALS Chemex website)**

### Appendix VIII    Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the Kirazli Gold Property.  The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

**Pre-logging**
- Inspection of core boxes, for missing boxes and footage errors
- Digital photography of all boxes
- RQD and core loss

**Logging**
- Engineering  Comments on the competency of core are taken and recorded on the logs
- Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

**Sampling**
- Standardized Kirazli sample booklets will be utilized at all times.  All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
- Standards and blanks will both be entered every 20$^{th}$ sample.  Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.
- All holes are sampled from top to bottom of the hole, with most samples averaging one meter or less, unless in sulphide ore where samples are taken every 1.5m.
- For each sample interval, all required parts ('From-To') of the Kirazli standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.
- The second half of the tag is put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

**Marking Core**
- The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core
- The sample tag will be placed at the beginning of the sample.

**Double-Check**
- It will be the geologists' job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.

**Specific Gravity Measurements**
- Specific gravity samples are taken from split core approximately every meter or less when there are changes in lithology or alteration, after the logging and sampling is completed.
- Each sample is a minimum of 5 cm long and up to 25 cm
- The samples are dries in a 105ºC oven for 16 hours, and then allowed to cool to room temperature.
- The sample is then weighted dry on a scale with 1 gram accuracy
- For the wet sample weight, the sample is first submerged in water for 10-20 minutes to fill all the vugs with water.  It is then lowered into the weighting apparatus in a harness into the water bucket for the wet weight.
- The volume of the sample is calculated as:  volume= mass in air – mass in water
- The specific density is calculated as:  specific density = mass in air / volume

**Appendix IX   LISTING OF DRILL HOLES USED IN RESOURCE ESTIMATION**

| HOLE | EASTING | NORTHING | ELEVATION | TD (m) |
|------|---------|----------|-----------|--------|
| KD-01 | 475585.63 | 4430360.22 | 760.02 | 23.60 |
| KD-01A | 475585.03 | 4430358.98 | 759.89 | 223.00 |
| KD-02 | 475614.46 | 4430381.93 | 758.29 | 243.20 |
| KD-03 | 475591.54 | 4430445.79 | 742.56 | 402.10 |
| KD-04 | 475791.18 | 4430102.29 | 802.47 | 196.65 |
| KD-05 | 475618.38 | 4430398.16 | 755.26 | 120.00 |
| KD-06 | 475766.31 | 4430142.88 | 803.29 | 105.00 |
| KD-07 | 475589.97 | 4430350.62 | 760.56 | 150.00 |
| KD-08 | 475638.57 | 4430360.57 | 759.84 | 107.60 |
| KD-09 | 475620.02 | 4430341.82 | 763.84 | 150.00 |
| KD-10 | 475734.32 | 4430190.00 | 793.93 | 150.00 |
| KD-11 | 475594.46 | 4430324.87 | 761.82 | 150.00 |
| KD-12 | 475691.78 | 4430249.91 | 780.25 | 111.00 |
| KD-13 | 475632.05 | 4430419.85 | 745.97 | 100.00 |
| KD-14 | 475517.76 | 4430452.94 | 752.52 | 104.00 |
| KD-15 | 475609.97 | 4430429.24 | 744.75 | 100.00 |
| KD-16 | 475296.01 | 4430660.36 | 699.96 | 150.00 |
| KD-17 | 475564.65 | 4430381.87 | 756.73 | 105.00 |
| KD-18 | 475474.33 | 4430505.99 | 735.93 | 122.00 |
| KD-19 | 475661.92 | 4430382.16 | 750.27 | 121.70 |
| KD-20 | 475622.65 | 4430314.37 | 765.10 | 110.00 |
| KD-21 | 475152.25 | 4430684.65 | 693.36 | 159.00 |
| KD-22 | 475643.29 | 4430067.38 | 748.55 | 243.50 |
| KD-23 | 475643.36 | 4430331.87 | 764.40 | 150.00 |
| KD-24 | 475303.10 | 4430752.04 | 679.13 | 150.10 |
| KD-25 | 475599.48 | 4430290.37 | 760.15 | 150.00 |
| KD-26 | 475664.11 | 4430438.59 | 727.92 | 165.50 |
| KD-27 | 475565.76 | 4430326.13 | 753.91 | 154.50 |
| KD-28 | 475593.72 | 4430443.12 | 742.34 | 156.00 |
| KD-29 | 475523.23 | 4430274.51 | 734.85 | 179.00 |
| KD-30 | 475645.23 | 4430464.76 | 721.61 | 155.00 |
| KD-31 | 475570.66 | 4430503.49 | 727.36 | 280.95 |
| KD-32 | 475551.41 | 4430178.96 | 725.07 | 178.50 |
| KD-33 | 475700.02 | 4430549.46 | 672.34 | 200.00 |
| KD-34 | 475506.71 | 4429904.43 | 669.00 | 227.00 |
| KD-35 | 475750.28 | 4430302.09 | 759.24 | 202.00 |
| KD-36 | 475662.93 | 4430121.89 | 766.57 | 176.30 |
| KD-37 | 475616.14 | 4430529.44 | 709.62 | 189.00 |
| KD-38 | 475312.55 | 4429832.58 | 616.70 | 231.20 |
| KD-39 | 475638.52 | 4430608.73 | 679.92 | 239.50 |
| KD-40 | 475710.07 | 4428793.88 | 717.27 | 189.65 |
| KD-41 | 475664.58 | 4430731.77 | 620.81 | 179.00 |
| KD-42 | 475555.39 | 4430539.99 | 719.54 | 295.35 |
| KD-43 | 475570.74 | 4430419.19 | 753.95 | 256.40 |
| KD-44 | 475593.57 | 4430384.16 | 759.37 | 112.00 |
| KD-45 | 476181.17 | 4430230.44 | 658.38 | 192.35 |

| | | | | |
|---|---|---|---|---|
| KD-46 | 475600.02 | 4430486.21 | 725.41 | 218.25 |
| KD-47 | 475499.66 | 4430196.47 | 708.13 | 197.60 |
| KRC-01 | 475545.00 | 4430233.00 | 732.00 | 110.10 |
| KRC-02 | 475510.00 | 4429003.00 | 703.00 | 100.00 |
| KRC-03 | 474977.00 | 4430060.00 | 514.00 | 101.35 |
| KRC-04 | 475019.00 | 4430697.00 | 640.00 | 100.00 |
| KRC-05 | 475569.91 | 4430503.16 | 729.75 | 200.00 |
| KRC-06 | 475436.31 | 4430366.50 | 725.43 | 189.15 |
| KRC-07 | 475683.00 | 4430427.00 | 730.00 | 195.45 |
| KRC-08 | 475527.00 | 4430278.00 | 743.00 | 200.10 |
| KRC-09 | 475604.62 | 4430220.91 | 759.33 | 200.00 |
| KRC-10 | 475758.00 | 4430355.00 | 741.00 | 187.65 |
| KRC-11 | 475503.96 | 4429959.00 | 667.66 | 161.55 |
| KRC-12 | 475507.25 | 4430128.50 | 690.54 | 200.00 |
| KRC-13 | 475675.00 | 4430122.00 | 770.00 | 199.30 |
| KRC-14 | 475818.84 | 4430268.77 | 760.17 | 199.90 |
| KRC-15 | 475882.00 | 4430328.00 | 725.00 | 160.15 |
| KRC-16 | 475594.00 | 4429983.00 | 722.00 | 162.90 |
| KRC-17 | 475906.00 | 4430192.00 | 770.00 | 199.40 |
| KRC-18 | 475580.22 | 4429720.46 | 691.37 | 160.15 |
| KRC-19 | 475678.22 | 4429963.75 | 761.14 | 184.90 |
| KRC-20 | 475889.98 | 4430028.55 | 772.28 | 161.70 |
| KRP-01 | 475221.00 | 4430054.00 | 587.00 | 22.05 |
| KRP-02 | 475266.00 | 4429859.00 | 600.00 | 16.55 |
| KRP-03 | 475169.00 | 4429852.00 | 574.00 | 20.45 |
| KRP-04 | 475427.84 | 4430196.00 | 667.81 | 9.00 |
| KRP-05 | 475577.22 | 4430036.00 | 710.87 | 16.50 |
| KRP-06 | 475407.66 | 4430510.50 | 725.88 | 8.00 |
| KRP-07 | 475586.78 | 4430360.00 | 760.20 | 20.50 |
| KRP-08 | 475014.00 | 4429655.00 | 560.00 | 14.50 |
| KRP-09 | 475015.00 | 4430635.00 | 641.00 | 26.50 |
| KRP-10 | 474995.00 | 4430699.00 | 636.00 | 26.50 |
| KRP-11 | 475570.00 | 4428984.00 | 721.00 | 28.40 |
| KRP-12 | 475557.00 | 4428904.00 | 722.00 | 28.40 |
| KRP-13 | 475513.00 | 4428950.00 | 710.00 | 19.45 |
| KRP-14 | 475722.00 | 4428787.00 | 720.00 | 28.45 |
| KRP-15 | 475574.00 | 4429101.00 | 697.00 | 15.40 |
| KRP-16 | 475625.00 | 4429640.00 | 667.00 | 14.75 |
| KRP-17 | 475590.00 | 4429528.00 | 639.00 | 21.50 |
| KRP-18 | 475511.00 | 4430328.00 | 737.00 | 27.50 |
| KRP-19 | 475115.00 | 4430635.00 | 685.00 | 27.50 |
| KRP-20 | 475063.00 | 4430636.00 | 654.00 | 26.40 |
| KRP-21 | 475000.00 | 4430700.00 | 637.00 | 26.30 |
| KRP-22 | 475641.00 | 4429634.00 | 678.00 | 18.45 |
| KRP-23 | 475511.00 | 4430729.00 | 650.00 | 29.40 |
| KRP-24 | 475459.00 | 4430736.00 | 643.00 | 45.10 |
| KRP-25 | 475380.00 | 4430810.00 | 643.00 | 26.10 |
| KRR-01 | 475247.20 | 4430659.82 | 708.63 | 175.50 |
| KRR-02 | 475114.00 | 4430517.00 | 661.00 | 174.00 |
| KRR-03 | 475270.00 | 4430363.00 | 635.00 | 174.00 |

| | | | | |
|---|---|---|---|---|
| KRR-04 | 475427.85 | 4430196.01 | 667.81 | 174.00 |
| KRR-05 | 475577.22 | 4430036.01 | 710.87 | 175.50 |
| KRR-06 | 475407.64 | 4430510.36 | 725.88 | 174.00 |
| KRR-07 | 475586.77 | 4430359.96 | 760.20 | 175.50 |
| KRR-08 | 475432.00 | 4430825.00 | 596.00 | 169.50 |
| KRR-09 | 475589.00 | 4430677.00 | 664.00 | 150.50 |
| KRR-10 | 475754.00 | 4430506.00 | 674.00 | 174.00 |
| KRR-11A | 475270.00 | 4430043.00 | 590.00 | 24.00 |
| KRR-11B | 475242.00 | 4430046.00 | 589.00 | 67.50 |
| KRR-12 | 475424.00 | 4429886.00 | 638.00 | 138.00 |
| KRR-13 | 475509.00 | 4429003.00 | 704.00 | 150.00 |
| KRR-14 | 475493.00 | 4428932.00 | 707.00 | 150.00 |
| KRR-15 | 475530.00 | 4430340.00 | 742.00 | 129.00 |
| KRR-16 | 475530.00 | 4430340.00 | 742.00 | 130.50 |
| KRR-17 | 475616.20 | 4430379.09 | 758.43 | 123.00 |
| KRR-18 | 475613.06 | 4430381.83 | 758.31 | 149.50 |
| KRR-20 | 475652.00 | 4430402.00 | 739.00 | 90.00 |
| KRR-21 | 475666.00 | 4430342.00 | 760.00 | 79.50 |
| KRR-22 | 475557.00 | 4430407.00 | 752.00 | 100.50 |
| KRR-23 | 475561.16 | 4430341.50 | 754.15 | 113.50 |
| KRR-24 | 475611.45 | 4430297.15 | 762.80 | 113.00 |

**Appendix X   KIRAZLI BRECCIA ZONE GOLD**



KIRAZLI BRECCIA ZONE SILVER



KIRAZLI FEEDER ZONE GOLD



KIRAZLI FEEDER ZONE SILVER



KIRAZLI WASTE ZONE GOLD



KIRAZLI WASTE ZONE SILVER



**Appendix XI   LISTING OF BULK DENSITY DETERMINATIONS**

| HOLE | FROM | TO | SG | ZONE | OXIDATION |
|------|------|------|------|-------|-----------|
| KD-01A | 22.20 | 23.40 | 2.35 | WASTE | Oxide |
| KD-01A | 23.40 | 24.60 | 2.18 | WASTE | Oxide |
| KD-01A | 24.60 | 25.60 | 2.35 | WASTE | Oxide |
| KD-01A | 28.00 | 29.00 | 2.40 | WASTE | Oxide |
| KD-01A | 29.00 | 30.00 | 2.39 | BRECC | Oxide |
| KD-01A | 30.00 | 31.00 | 2.34 | BRECC | Oxide |
| KD-01A | 31.00 | 31.80 | 2.49 | BRECC | Oxide |
| KD-01A | 33.50 | 34.50 | 2.43 | BRECC | Oxide |
| KD-01A | 34.50 | 35.50 | 2.31 | BRECC | Oxide |
| KD-01A | 35.50 | 36.50 | 2.21 | BRECC | Oxide |
| KD-01A | 43.30 | 43.65 | 2.40 | BRECC | Oxide |
| KD-01A | 47.10 | 47.90 | 2.23 | BRECC | Oxide |
| KD-01A | 52.90 | 53.40 | 1.92 | BRECC | Oxide |
| KD-01A | 55.00 | 55.80 | 2.35 | BRECC | Oxide |
| KD-01A | 55.80 | 56.50 | 2.20 | BRECC | Oxide |
| KD-01A | 56.50 | 57.50 | 2.52 | BRECC | Oxide |
| KD-01A | 57.50 | 57.90 | 2.23 | BRECC | Oxide |
| KD-01A | 57.90 | 58.50 | 2.44 | BRECC | Oxide |
| KD-01A | 58.50 | 59.30 | 2.20 | BRECC | Oxide |
| KD-01A | 59.30 | 60.20 | 2.27 | BRECC | Oxide |
| KD-01A | 60.20 | 60.80 | 2.54 | BRECC | Oxide |
| KD-01A | 61.60 | 62.60 | 2.51 | BRECC | Oxide |
| KD-01A | 62.60 | 63.40 | 2.56 | BRECC | Oxide |
| KD-01A | 63.40 | 64.35 | 2.57 | BRECC | Oxide |
| KD-01A | 64.35 | 65.30 | 2.53 | BRECC | Oxide |
| KD-01A | 65.90 | 66.60 | 2.55 | BRECC | Oxide |
| KD-01A | 67.30 | 67.85 | 2.46 | BRECC | Oxide |
| KD-01A | 69.10 | 70.00 | 2.41 | BRECC | Oxide |
| KD-01A | 70.00 | 70.80 | 2.43 | BRECC | Oxide |
| KD-01A | 70.80 | 71.80 | 2.50 | BRECC | Oxide |
| KD-01A | 73.50 | 74.50 | 2.15 | BRECC | Oxide |
| KD-01A | 74.50 | 75.10 | 2.37 | BRECC | Oxide |
| KD-01A | 75.10 | 75.60 | 2.43 | BRECC | Oxide |
| KD-01A | 75.60 | 76.20 | 2.51 | BRECC | Oxide |
| KD-01A | 76.90 | 77.90 | 2.49 | BRECC | Oxide |
| KD-01A | 77.90 | 78.70 | 2.39 | BRECC | Oxide |
| KD-01A | 79.30 | 80.50 | 2.54 | BRECC | Oxide |
| KD-01A | 81.00 | 81.70 | 2.24 | BRECC | Oxide |
| KD-01A | 82.05 | 82.70 | 2.47 | BRECC | Oxide |
| KD-01A | 82.70 | 83.40 | 2.47 | BRECC | Oxide |
| KD-01A | 85.40 | 86.40 | 2.24 | BRECC | Oxide |
| KD-01A | 86.40 | 87.15 | 2.40 | BRECC | Oxide |
| KD-01A | 87.80 | 88.20 | 2.48 | BRECC | Oxide |
| KD-01A | 88.20 | 89.10 | 2.48 | BRECC | Oxide |
| KD-01A | 89.80 | 90.55 | 2.54 | BRECC | Oxide |
| KD-01A | 90.55 | 91.10 | 2.53 | BRECC | Oxide |
| KD-01A | 91.10 | 91.70 | 2.50 | BRECC | Oxide |
| KD-01A | 92.50 | 93.50 | 2.52 | BRECC | Oxide |
| KD-01A | 93.50 | 94.50 | 2.54 | BRECC | Oxide |
| KD-01A | 94.50 | 95.50 | 2.54 | BRECC | Oxide |
| KD-01A | 96.20 | 97.10 | 2.56 | BRECC | Oxide |
| KD-01A | 97.10 | 98.10 | 2.49 | BRECC | Oxide |
| KD-01A | 98.10 | 99.00 | 2.49 | BRECC | Oxide |
| KD-01A | 100.40 | 101.30 | 2.46 | BRECC | Oxide |
| KD-01A | 101.30 | 102.30 | 2.56 | BRECC | Oxide |
| KD-01A | 103.30 | 104.30 | 2.55 | BRECC | Oxide |
| KD-01A | 104.30 | 105.30 | 2.55 | BRECC | Oxide |

| | | | | | |
|---|---|---|---|---|---|
| KD-01A | 106.30 | 107.30 | 2.52 | BRECC | Oxide |
| KD-01A | 107.30 | 108.30 | 2.58 | BRECC | Oxide |
| KD-01A | 108.30 | 109.30 | 2.52 | BRECC | Oxide |
| KD-01A | 109.30 | 110.30 | 2.59 | BRECC | Oxide |
| KD-01A | 110.30 | 111.10 | 2.51 | BRECC | Oxide |
| KD-01A | 111.10 | 112.30 | 2.51 | BRECC | Oxide |
| KD-01A | 112.30 | 113.60 | 2.56 | BRECC | Oxide |
| KD-01A | 113.60 | 114.40 | 2.53 | BRECC | Oxide |
| KD-01A | 116.90 | 117.60 | 2.49 | BRECC | Oxide |
| KD-01A | 117.60 | 118.50 | 2.53 | BRECC | Oxide |
| KD-01A | 118.70 | 119.70 | 2.53 | BRECC | Oxide |
| KD-01A | 119.70 | 120.70 | 2.56 | BRECC | Oxide |
| KD-01A | 120.70 | 121.70 | 2.64 | BRECC | Oxide |
| KD-01A | 122.25 | 122.80 | 2.63 | BRECC | Oxide |
| KD-01A | 123.30 | 124.30 | 2.50 | BRECC | Oxide |
| KD-01A | 125.30 | 126.30 | 2.50 | BRECC | Oxide |
| KD-01A | 126.30 | 127.30 | 2.54 | BRECC | Oxide |
| KD-01A | 128.30 | 129.30 | 2.59 | BRECC | Oxide |
| KD-01A | 129.30 | 130.30 | 2.61 | BRECC | Oxide |
| KD-01A | 130.30 | 131.00 | 2.53 | BRECC | Oxide |
| KD-01A | 131.00 | 131.55 | 2.53 | BRECC | Oxide |
| KD-01A | 132.50 | 133.50 | 2.59 | BRECC | Oxide |
| KD-01A | 133.50 | 134.50 | 2.49 | BRECC | Oxide |
| KD-01A | 134.50 | 135.50 | 2.56 | BRECC | Oxide |
| KD-01A | 135.50 | 136.40 | 2.57 | BRECC | Oxide |
| KD-01A | 136.40 | 137.40 | 2.57 | BRECC | Oxide |
| KD-01A | 137.40 | 138.40 | 2.54 | BRECC | Oxide |
| KD-01A | 138.40 | 139.40 | 2.58 | BRECC | Oxide |
| KD-01A | 139.40 | 140.40 | 2.58 | BRECC | Oxide |
| KD-01A | 140.40 | 141.20 | 2.63 | BRECC | Oxide |
| KD-01A | 141.20 | 142.20 | 2.60 | BRECC | Oxide |
| KD-01A | 144.20 | 145.20 | 2.52 | BRECC | Oxide |
| KD-01A | 145.20 | 146.20 | 2.59 | BRECC | Oxide |
| KD-01A | 146.20 | 147.00 | 2.63 | BRECC | Oxide |
| KD-01A | 147.00 | 148.00 | 2.56 | BRECC | Oxide |
| KD-01A | 148.65 | 149.15 | 2.62 | BRECC | Oxide |
| KD-01A | 149.15 | 150.00 | 2.56 | BRECC | Oxide |
| KD-01A | 150.00 | 151.00 | 2.58 | BRECC | Oxide |
| KD-01A | 152.00 | 153.00 | 2.61 | BRECC | Oxide |
| KD-01A | 154.00 | 155.00 | 2.60 | BRECC | Oxide |
| KD-01A | 155.00 | 156.00 | 2.58 | BRECC | Oxide |
| KD-01A | 156.00 | 157.00 | 2.59 | BRECC | Oxide |
| KD-01A | 157.00 | 158.00 | 2.61 | BRECC | Oxide |
| KD-01A | 159.00 | 160.00 | 2.54 | | Oxide |
| KD-01A | 160.00 | 161.00 | 2.60 | | Oxide |
| KD-01A | 161.00 | 162.00 | 2.59 | | Oxide |
| KD-01A | 162.00 | 162.90 | 2.60 | | Oxide |
| KD-01A | 162.90 | 164.15 | 2.65 | | Sulphide |
| KD-01A | 164.15 | 164.95 | 2.62 | | Sulphide |
| KD-01A | 164.95 | 166.00 | 2.72 | | Sulphide |
| KD-01A | 166.00 | 167.00 | 2.84 | | Sulphide |
| KD-01A | 167.00 | 168.00 | 2.69 | | Sulphide |
| KD-01A | 169.00 | 170.00 | 2.71 | | Sulphide |
| KD-01A | 170.00 | 171.00 | 2.66 | | Sulphide |
| KD-01A | 171.00 | 172.00 | 2.67 | | Sulphide |
| KD-01A | 172.00 | 173.00 | 2.62 | | Sulphide |
| KD-01A | 174.00 | 175.00 | 2.62 | | Sulphide |
| KD-01A | 175.00 | 176.00 | 2.67 | | Sulphide |
| KD-01A | 177.00 | 178.00 | 2.62 | | Sulphide |
| KD-01A | 178.00 | 179.00 | 2.75 | | Sulphide |

```
KD-01A    179.00    180.00    2.67                 Sulphide
KD-01A    181.00    182.00    2.78                 Sulphide
KD-01A    183.00    184.00    2.55                 Sulphide
KD-01A    184.00    185.00    2.63                 Sulphide
KD-01A    185.00    186.00    2.71                 Sulphide
KD-01A    186.00    187.00    2.57                 Sulphide
KD-01A    191.00    192.00    2.67                 Sulphide
KD-01A    193.00    194.00    2.65                 Sulphide
KD-01A    195.00    196.00    2.68                 Sulphide
KD-01A    197.00    198.00    2.67                 Sulphide
KD-01A    198.00    199.00    2.65                 Sulphide
KD-01A    199.00    200.00    2.65                 Sulphide
KD-01A    201.00    201.60    2.61                 Sulphide
KD-01A    202.50    204.00    2.66                 Sulphide
KD-01A    204.00    205.00    2.66                 Sulphide
KD-01A    205.00    206.00    2.66                 Sulphide
KD-01A    206.00    207.00    2.67                 Sulphide
KD-01A    207.80    208.45    2.73                 Sulphide
KD-01A    208.45    209.60    2.62                 Sulphide
KD-01A    212.70    213.70    2.63    BRECC        Sulphide
KD-01A    214.30    215.40    2.69    BRECC        Sulphide
KD-01A    215.40    216.40    2.65    BRECC        Sulphide
KD-01A    216.40    217.40    2.59    BRECC        Sulphide
KD-01A    217.40    218.40    2.64    BRECC        Sulphide
KD-01A    218.40    219.50    2.69    BRECC        Sulphide
KD-01A    219.50    220.50    2.63    BRECC        Sulphide
KD-01A    220.50    221.70    2.63    BRECC        Sulphide
KD-01A    221.70    223.00    2.48    BRECC        Sulphide
KD-02       0.00      1.00    2.31    WASTE        Oxide
KD-02       8.40      9.40    2.33    WASTE        Oxide
KD-02      12.40     13.10    2.43    WASTE        Oxide
KD-02      13.10     13.90    2.34    WASTE        Oxide
KD-02      16.25     17.40    2.41    WASTE        Oxide
KD-02      20.70     21.80    2.57    WASTE        Oxide
KD-02      21.80     23.00    2.55    WASTE        Oxide
KD-02      39.70     40.60    1.94    WASTE        Oxide
KD-02      43.50     44.10    2.51    WASTE        Oxide
KD-02      44.10     44.30    1.93    WASTE        Oxide
KD-02      44.30     44.90    1.93    WASTE        Oxide
KD-02      44.90     45.60    2.11    WASTE        Oxide
KD-02      46.20     47.20    2.59    WASTE        Oxide
KD-02      47.20     48.20    2.63    WASTE        Oxide
KD-02      48.20     49.20    2.54    WASTE        Oxide
KD-02      49.20     50.20    2.62    WASTE        Oxide
KD-02      50.20     50.70    2.71    WASTE        Oxide
KD-02      50.70     51.30    2.66    WASTE        Oxide
KD-02      51.30     51.90    2.22    WASTE        Oxide
KD-02      52.85     53.90    2.63    WASTE        Oxide
KD-02      54.90     55.80    2.50    WASTE        Oxide
KD-02      55.80     56.80    2.51    WASTE        Oxide
KD-02      56.80     57.60    2.56    WASTE        Oxide
KD-02      57.60     58.40    2.54    WASTE        Oxide
KD-02      59.15     60.10    2.51    WASTE        Oxide
KD-02      60.10     61.30    2.29    WASTE        Oxide
KD-02      61.30     62.40    2.33    WASTE        Oxide
KD-02      62.40     63.50    2.12    WASTE        Oxide
KD-02      64.50     65.10    2.11    WASTE        Oxide
KD-02      65.10     65.60    2.76    WASTE        Oxide
KD-02      65.60     66.70    2.76    WASTE        Oxide
KD-02      67.80     68.90    2.12    WASTE        Oxide
```

| | | | | | |
|---|---|---|---|---|---|
| KD-02 | 68.90 | 70.00 | 2.43 | WASTE | Oxide |
| KD-02 | 70.00 | 71.10 | 2.33 | WASTE | Oxide |
| KD-02 | 71.10 | 72.20 | 2.44 | WASTE | Oxide |
| KD-02 | 72.20 | 73.30 | 2.25 | WASTE | Oxide |
| KD-02 | 73.30 | 74.20 | 2.60 | WASTE | Oxide |
| KD-02 | 74.20 | 75.00 | 2.14 | WASTE | Oxide |
| KD-02 | 75.00 | 76.20 | 2.04 | WASTE | Oxide |
| KD-02 | 76.20 | 77.20 | 2.15 | WASTE | Oxide |
| KD-02 | 77.20 | 78.20 | 2.15 | WASTE | Oxide |
| KD-02 | 80.00 | 81.05 | 2.34 | WASTE | Oxide |
| KD-02 | 81.05 | 82.00 | 2.45 | WASTE | Oxide |
| KD-02 | 82.00 | 83.00 | 2.31 | WASTE | Oxide |
| KD-02 | 83.00 | 84.30 | 2.42 | WASTE | Oxide |
| KD-02 | 84.30 | 85.50 | 2.56 | WASTE | Oxide |
| KD-02 | 85.50 | 86.50 | 2.55 | WASTE | Oxide |
| KD-02 | 86.50 | 87.70 | 2.56 | WASTE | Oxide |
| KD-02 | 87.70 | 88.50 | 2.51 | WASTE | Oxide |
| KD-02 | 88.50 | 89.40 | 2.62 | WASTE | Oxide |
| KD-02 | 89.40 | 90.20 | 2.77 | WASTE | Oxide |
| KD-02 | 90.20 | 91.40 | 2.60 | WASTE | Oxide |
| KD-02 | 91.80 | 93.00 | 2.60 | WASTE | Oxide |
| KD-02 | 93.00 | 94.00 | 2.48 | WASTE | Oxide |
| KD-02 | 94.00 | 95.10 | 2.56 | WASTE | Oxide |
| KD-02 | 96.00 | 97.30 | 2.59 | WASTE | Oxide |
| KD-02 | 97.30 | 98.45 | 2.58 | WASTE | Oxide |
| KD-02 | 98.45 | 99.50 | 2.70 | WASTE | Sulphide |
| KD-02 | 99.50 | 100.50 | 2.59 | WASTE | Sulphide |
| KD-02 | 100.50 | 101.40 | 2.66 | WASTE | Sulphide |
| KD-02 | 102.70 | 103.70 | 2.37 | WASTE | Sulphide |
| KD-02 | 106.50 | 107.40 | 2.62 | WASTE | Sulphide |
| KD-02 | 108.25 | 109.30 | 2.61 | WASTE | Oxide |
| KD-02 | 109.30 | 110.40 | 2.56 | WASTE | Oxide |
| KD-02 | 110.40 | 111.40 | 2.56 | WASTE | Oxide |
| KD-02 | 111.40 | 112.50 | 2.68 | WASTE | Sulphide |
| KD-02 | 112.50 | 113.50 | 2.70 | BRECC | Sulphide |
| KD-02 | 113.50 | 114.60 | 2.51 | BRECC | Sulphide |
| KD-02 | 114.60 | 115.80 | 2.51 | BRECC | Transitional |
| KD-02 | 115.80 | 116.80 | 2.57 | BRECC | Transitional |
| KD-02 | 116.80 | 117.80 | 2.56 | BRECC | Transitional |
| KD-02 | 117.80 | 118.80 | 2.53 | BRECC | Transitional |
| KD-02 | 118.80 | 119.80 | 2.62 | BRECC | Transitional |
| KD-02 | 119.80 | 120.80 | 2.55 | BRECC | Transitional |
| KD-02 | 120.80 | 121.80 | 2.54 | BRECC | Transitional |
| KD-02 | 122.80 | 123.80 | 2.62 | BRECC | Transitional |
| KD-02 | 124.80 | 125.80 | 2.58 | BRECC | Transitional |
| KD-02 | 126.80 | 127.80 | 2.72 | BRECC | Transitional |
| KD-02 | 127.80 | 128.80 | 2.59 | BRECC | Transitional |
| KD-02 | 128.80 | 129.80 | 2.49 | BRECC | Transitional |
| KD-02 | 129.80 | 130.70 | 2.59 | BRECC | Transitional |
| KD-02 | 132.90 | 133.50 | 2.54 | BRECC | Transitional |
| KD-02 | 134.20 | 135.10 | 2.60 | BRECC | Transitional |
| KD-02 | 136.00 | 136.90 | 2.72 | BRECC | Transitional |
| KD-02 | 136.90 | 137.80 | 2.66 | BRECC | Transitional |
| KD-02 | 137.80 | 138.70 | 2.62 | BRECC | Transitional |
| KD-02 | 138.70 | 139.60 | 2.42 | BRECC | Transitional |
| KD-02 | 139.60 | 140.50 | 2.70 | BRECC | Transitional |
| KD-02 | 140.50 | 141.50 | 2.72 | BRECC | Transitional |
| KD-02 | 141.50 | 142.30 | 2.72 | BRECC | Transitional |
| KD-02 | 142.30 | 143.30 | 2.70 | BRECC | Transitional |
| KD-02 | 143.30 | 144.30 | 2.58 | BRECC | Transitional |

| | | | | | |
|---|---|---|---|---|---|
| KD-02 | 144.30 | 145.40 | 2.56 | BRECC | Transitional |
| KD-02 | 145.40 | 146.00 | 2.55 | BRECC | Transitional |
| KD-02 | 146.00 | 147.10 | 2.57 | BRECC | Oxide |
| KD-02 | 147.10 | 148.20 | 2.61 | BRECC | Oxide |
| KD-02 | 150.00 | 151.00 | 2.66 | BRECC | Sulphide |
| KD-02 | 151.00 | 151.90 | 2.59 | BRECC | Sulphide |
| KD-02 | 151.90 | 153.00 | 2.63 | BRECC | Sulphide |
| KD-02 | 153.00 | 154.00 | 2.67 | BRECC | Sulphide |
| KD-02 | 154.00 | 155.00 | 2.71 | BRECC | Sulphide |
| KD-02 | 156.00 | 157.00 | 2.74 | BRECC | Sulphide |
| KD-02 | 157.00 | 158.00 | 2.67 | BRECC | Sulphide |
| KD-02 | 158.00 | 159.00 | 2.72 | BRECC | Sulphide |
| KD-02 | 159.00 | 160.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 160.00 | 161.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 161.00 | 162.00 | 2.67 | BRECC | Sulphide |
| KD-02 | 162.00 | 163.00 | 2.70 | BRECC | Sulphide |
| KD-02 | 163.00 | 164.00 | 2.74 | BRECC | Sulphide |
| KD-02 | 164.00 | 165.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 165.00 | 166.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 166.00 | 167.00 | 2.69 | BRECC | Sulphide |
| KD-02 | 167.00 | 168.00 | 2.67 | BRECC | Sulphide |
| KD-02 | 168.00 | 169.00 | 2.67 | BRECC | Sulphide |
| KD-02 | 169.00 | 170.00 | 2.69 | BRECC | Sulphide |
| KD-02 | 170.00 | 171.00 | 2.75 | BRECC | Sulphide |
| KD-02 | 171.00 | 172.00 | 2.72 | BRECC | Sulphide |
| KD-02 | 172.00 | 173.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 173.00 | 174.00 | 2.71 | BRECC | Sulphide |
| KD-02 | 174.00 | 175.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 175.00 | 176.00 | 2.70 | BRECC | Sulphide |
| KD-02 | 176.00 | 177.00 | 2.73 | BRECC | Sulphide |
| KD-02 | 177.00 | 178.00 | 2.68 | BRECC | Sulphide |
| KD-02 | 178.00 | 179.00 | 2.67 | BRECC | Sulphide |
| KD-02 | 179.00 | 180.00 | 2.71 | BRECC | Sulphide |
| KD-02 | 180.00 | 181.00 | 2.74 | BRECC | Sulphide |
| KD-02 | 181.00 | 182.20 | 2.67 | BRECC | Sulphide |
| KD-02 | 182.20 | 183.30 | 2.69 | BRECC | Sulphide |
| KD-02 | 183.30 | 184.30 | 2.69 | BRECC | Sulphide |
| KD-02 | 184.30 | 185.30 | 2.72 | BRECC | Sulphide |
| KD-02 | 185.80 | 186.40 | 2.65 | BRECC | Sulphide |
| KD-02 | 187.00 | 187.60 | 2.71 | BRECC | Sulphide |
| KD-02 | 187.60 | 188.50 | 2.53 | BRECC | Sulphide |
| KD-02 | 188.50 | 189.15 | 2.48 | BRECC | Oxide |
| KD-02 | 189.15 | 189.90 | 2.52 | BRECC | Oxide |
| KD-02 | 189.90 | 190.80 | 2.55 | BRECC | Oxide |
| KD-02 | 191.70 | 192.50 | 2.64 | BRECC | Sulphide |
| KD-02 | 192.50 | 193.50 | 2.65 | BRECC | Sulphide |
| KD-02 | 193.50 | 194.50 | 2.73 | BRECC | Sulphide |
| KD-02 | 194.50 | 195.50 | 2.80 | BRECC | Sulphide |
| KD-02 | 195.50 | 196.50 | 2.79 | BRECC | Sulphide |
| KD-02 | 196.90 | 197.80 | 2.75 | BRECC | Sulphide |
| KD-02 | 197.80 | 198.60 | 2.68 | BRECC | Sulphide |
| KD-02 | 198.60 | 199.60 | 2.68 | BRECC | Sulphide |
| KD-02 | 199.60 | 200.60 | 2.79 | BRECC | Sulphide |
| KD-02 | 200.60 | 201.60 | 2.78 | BRECC | Sulphide |
| KD-02 | 202.60 | 203.60 | 2.89 | BRECC | Sulphide |
| KD-02 | 203.60 | 204.60 | 2.74 | BRECC | Sulphide |
| KD-02 | 204.60 | 205.70 | 2.79 | BRECC | Sulphide |
| KD-02 | 206.80 | 207.50 | 2.87 | BRECC | Sulphide |
| KD-02 | 207.50 | 208.20 | 2.81 | BRECC | Sulphide |
| KD-02 | 208.20 | 209.00 | 2.80 | BRECC | Sulphide |

```
KD-02    209.00    209.95    2.78    BRECC    Sulphide
KD-02    209.95    210.80    2.74    BRECC    Sulphide
KD-02    210.80    211.90    2.70    BRECC    Sulphide
KD-02    211.90    212.90    2.70    BRECC    Sulphide
KD-02    214.50    214.90    2.72    BRECC    Sulphide
KD-02    214.90    215.90    2.72    BRECC    Sulphide
KD-02    215.90    216.90    2.73    BRECC    Sulphide
KD-02    217.90    218.80    2.68    BRECC    Sulphide
KD-02    218.80    219.80    2.73    BRECC    Sulphide
KD-02    219.80    220.80    2.73    BRECC    Sulphide
KD-02    220.80    221.80    2.70    BRECC    Sulphide
KD-02    221.80    222.75    2.62    BRECC    Sulphide
KD-02    222.75    223.60    2.70    BRECC    Sulphide
KD-02    224.60    225.70    2.65    BRECC    Sulphide
KD-02    225.70    226.70    2.68    BRECC    Sulphide
KD-02    226.70    227.70    2.68    BRECC    Sulphide
KD-02    227.70    228.70    2.67    BRECC    Sulphide
KD-02    228.70    229.70    2.67    BRECC    Sulphide
KD-02    229.70    230.60    2.68    BRECC    Sulphide
KD-02    230.60    231.50    2.68    BRECC    Sulphide
KD-02    231.50    232.50    2.69    BRECC    Sulphide
KD-02    233.40    234.20    2.69    BRECC    Sulphide
KD-02    234.20    235.10    2.69    BRECC    Sulphide
KD-02    235.10    236.10    2.70    BRECC    Sulphide
KD-02    236.10    237.10    2.62    BRECC    Sulphide
KD-02    237.10    238.10    2.61    BRECC    Sulphide
KD-02    238.10    239.10    2.63    BRECC    Sulphide
KD-02    239.10    240.10    2.63    BRECC    Sulphide
KD-02    241.10    242.10    2.66    BRECC    Sulphide
KD-02    242.10    243.20    2.72    BRECC    Sulphide
KD-03      1.00      1.90    2.28    WASTE    Oxide
KD-03      2.90      4.00    2.51    WASTE    Oxide
KD-03      7.20      8.10    2.08    WASTE    Oxide
KD-03     11.20     12.50    2.22    WASTE    Oxide
KD-03     14.10     15.00    2.52    WASTE    Oxide
KD-03     15.00     15.80    2.52    WASTE    Oxide
KD-03     15.80     16.70    2.20    WASTE    Oxide
KD-03     20.20     21.10    2.34    WASTE    Oxide
KD-03     21.10     22.00    2.30    WASTE    Oxide
KD-03     23.30     24.30    2.34    WASTE    Oxide
KD-03     24.30     25.30    2.22    WASTE    Oxide
KD-03     25.30     26.50    2.56    WASTE    Oxide
KD-03     27.20     28.40    2.49    WASTE    Oxide
KD-03     31.00     32.20    2.50    WASTE    Oxide
KD-03     32.20     33.30    2.05    WASTE    Oxide
KD-03     34.10     34.90    2.42    WASTE    Oxide
KD-03     52.30     53.30    2.48    WASTE    Oxide
KD-03     53.30     54.40    2.48    BRECC    Oxide
KD-03     54.40     55.10    1.97    BRECC    Oxide
KD-03     56.40     56.90    2.53    BRECC    Oxide
KD-03     57.90     58.90    2.55    BRECC    Oxide
KD-03     60.10     61.10    2.53    BRECC    Oxide
KD-03     61.10     62.10    2.00    BRECC    Oxide
KD-03     62.10     63.10    2.55    BRECC    Oxide
KD-03     64.10     65.10    2.59    BRECC    Oxide
KD-03     65.10     66.10    2.54    BRECC    Oxide
KD-03     66.10     67.10    2.58    BRECC    Oxide
KD-03     67.10     68.00    2.65    BRECC    Oxide
KD-03     68.00     68.70    2.62    BRECC    Oxide
KD-03     70.00     70.90    2.70    BRECC    Oxide
```

```
KD-03      71.90     72.80    2.41   BRECC          Oxide
KD-03      72.80     74.00    2.41   BRECC          Oxide
KD-03      74.00     75.00    2.64   BRECC          Oxide
KD-03      75.00     76.00    2.36   BRECC          Oxide
KD-03      77.20     78.20    2.48   BRECC          Oxide
KD-03      79.20     79.70    2.68   BRECC          Oxide
KD-03      83.00     83.80    2.55   BRECC          Oxide
KD-03      84.80     85.80    2.59   BRECC          Oxide
KD-03      87.70     88.80    2.58   BRECC          Oxide
KD-03      89.70     90.70    2.14   BRECC          Oxide
KD-03      90.70     91.70    2.61   BRECC          Oxide
KD-03      92.50     93.00    2.55   BRECC          Oxide
KD-03      96.00     97.10    2.60   BRECC          Oxide
KD-03      97.10     98.30    2.56   BRECC          Oxide
KD-03      98.30     99.20    2.61   BRECC          Oxide
KD-03      99.20    100.10    2.57   BRECC          Oxide
KD-03     101.00    102.00    2.51   BRECC          Oxide
KD-03     102.00    103.00    2.71   BRECC          Sulphide
KD-03     107.00    108.00    2.63   BRECC          Sulphide
KD-03     109.00    110.00    2.65   BRECC          Sulphide
KD-03     110.00    111.00    2.65   BRECC          Oxide
KD-03     112.00    113.00    2.60   BRECC          Oxide
KD-03     117.00    118.00    2.53   BRECC          Oxide
KD-03     120.00    121.20    2.46   BRECC          Oxide
KD-03     121.20    122.20    2.58   BRECC          Oxide
KD-03     122.20    123.20    2.71   BRECC          Oxide
KD-03     124.20    125.20    2.78   BRECC          Sulphide
KD-03     125.20    126.20    2.71   BRECC          Sulphide
KD-03     127.10    128.20    2.66   BRECC          Sulphide
KD-03     128.20    129.20    2.33   BRECC          Sulphide
KD-03     130.20    131.20    2.66   BRECC          Sulphide
KD-03     132.20    133.30    2.61   BRECC          Sulphide
KD-03     135.30    136.20    2.64   BRECC          Sulphide
KD-03     136.20    137.20    2.65   BRECC          Sulphide
KD-03     139.00    140.00    2.62   BRECC          Oxide
KD-03     140.00    141.00    2.59   BRECC          Oxide
KD-03     141.90    142.60    2.79   BRECC          Sulphide
KD-03     142.60    143.40    2.70   BRECC          Sulphide
KD-03     143.40    144.40    2.67   BRECC          Sulphide
KD-03     146.40    147.40    2.74   BRECC          Sulphide
KD-03     149.30    150.30    2.70   BRECC          Sulphide
KD-03     151.30    152.30    2.70   BRECC          Sulphide
KD-03     153.20    154.30    2.72   BRECC          Sulphide
KD-03     155.40    156.40    2.76   BRECC          Sulphide
KD-03     158.10    159.10    2.71   BRECC          Sulphide
KD-03     160.00    160.40    2.75   BRECC          Sulphide
KD-03     163.80    164.50    2.72   BRECC          Sulphide
KD-03     164.50    165.50    2.71   BRECC          Sulphide
KD-03     167.50    168.50    2.74   BRECC          Sulphide
KD-03     169.50    170.40    2.73   BRECC          Sulphide
KD-03     170.40    171.40    2.74   BRECC          Sulphide
KD-03     173.90    174.95    2.55   BRECC          Sulphide
KD-03     177.70    178.70    2.74   BRECC          Sulphide
KD-03     178.70    179.80    2.74   BRECC          Sulphide
KD-03     179.80    180.70    2.75   BRECC          Sulphide
KD-03     180.70    181.65    2.75   BRECC          Sulphide
KD-03     183.20    184.20    2.72   BRECC          Sulphide
KD-03     184.20    185.10    2.70   BRECC          Sulphide
KD-03     185.10    185.60    2.45   BRECC          Oxide
KD-03     185.60    186.10    2.56   BRECC          Oxide
```

```
KD-03        186.10    186.45    2.57   BRECC            Oxide
KD-03        187.40    188.50    2.75   BRECC            Oxide
KD-03        188.50    189.50    2.93   BRECC            Oxide
KD-03        189.50    190.40    2.72   BRECC            Sulphide
KD-03        190.40    191.45    2.71   BRECC            Sulphide
KD-03        191.45    192.50    2.77   BRECC            Sulphide
KD-03        192.50    193.40    2.77   BRECC            Sulphide
KD-03        195.20    196.00    2.92   BRECC            Sulphide
KD-03        196.00    196.90    2.77   BRECC            Sulphide
KD-03        197.80    198.80    2.71   WASTE            Sulphide
KD-03        200.50    201.70    2.65   BRECC            Sulphide
KD-03        202.85    203.90    2.59   BRECC            Sulphide
KD-03        204.75    205.85    2.60   BRECC            Sulphide
KD-03        207.90    209.00    2.65   BRECC            Sulphide
KD-03        210.90    211.70    2.64   BRECC            Sulphide
KD-03        211.70    212.70    2.70   BRECC            Sulphide
KD-03        214.70    215.75    2.61   BRECC            Sulphide
KD-03        217.80    218.60    2.72   BRECC            Sulphide
KD-03        218.60    219.70    2.72   BRECC            Sulphide
KD-03        220.40    221.30    2.63   BRECC            Sulphide
KD-03        222.20    222.85    2.59   BRECC            Sulphide
KD-03        225.60    226.10    2.66   BRECC            Sulphide
KD-03        226.10    227.30    2.76   BRECC            Sulphide
KD-03        227.30    228.20    2.68   BRECC            Sulphide
KD-03        230.75    231.80    2.68   BRECC            Sulphide
KD-03        233.60    234.55    2.69   BRECC            Sulphide
KD-03        236.60    237.60    2.67   BRECC            Sulphide
KD-03        237.60    238.60    2.69   BRECC            Sulphide
KD-03        238.60    239.65    2.69   BRECC            Sulphide
KD-03        239.65    240.70    2.66   BRECC            Sulphide
KD-03        240.70    241.50    2.65   BRECC            Sulphide
KD-03        242.35    242.55    3.32   BRECC            Sulphide
KD-03        243.50    244.50    2.61   BRECC            Sulphide
KD-03        246.30    247.40    2.69   BRECC            Sulphide
KD-03        248.40    249.40    2.68   BRECC            Sulphide
KD-03        250.50    251.70    2.65   BRECC            Sulphide
KD-03        251.70    252.60    2.65   BRECC            Sulphide
KD-03        254.20    254.90    2.66   BRECC            Sulphide
KD-03        256.70    257.70    2.62   BRECC            Sulphide
KD-03        257.70    258.65    2.66   BRECC            Sulphide
KD-03        258.65    259.75    2.67   BRECC            Sulphide
KD-03        261.00    262.00    2.67   BRECC            Sulphide
KD-03        262.40    263.60    2.63   BRECC            Sulphide
KD-03        263.60    264.60    2.74   BRECC            Sulphide
KD-03        265.60    266.50    2.65   BRECC            Sulphide
KD-03        266.50    267.80    2.65   BRECC            Sulphide
KD-03        267.80    268.30    2.73   BRECC            Sulphide
KD-03        269.20    270.20    2.66   BRECC            Sulphide
KD-03        270.20    271.25    2.63   BRECC            Sulphide
KD-03        272.35    273.35    2.67   BRECC            Sulphide
KD-03        275.40    276.45    2.66   WASTE            Sulphide
KD-03        276.45    276.80    3.52   WASTE            Sulphide
KD-03        276.80    277.95    3.52   WASTE            Sulphide
KD-03        279.40    280.40    2.64   WASTE            Sulphide
KD-03        281.55    282.40    2.61   WASTE            Sulphide
KD-03        282.40    283.35    2.61   WASTE            Sulphide
KD-03        284.70    285.70    2.65   WASTE            Sulphide
KD-03        285.70    287.00    2.65   WASTE            Sulphide
KD-03        289.00    290.00    2.70   WASTE            Sulphide
KD-03        290.00    290.85    2.70   WASTE            Sulphide
```

| | | | | | |
|-------|--------|--------|------|-------|----------|
| KD-03 | 292.65 | 293.10 | 2.47 | WASTE | Sulphide |
| KD-03 | 295.10 | 296.40 | 2.59 | WASTE | Sulphide |
| KD-03 | 296.40 | 297.70 | 2.70 | WASTE | Sulphide |
| KD-03 | 300.20 | 301.35 | 2.60 | WASTE | Sulphide |
| KD-03 | 302.70 | 303.80 | 2.59 | WASTE | Sulphide |
| KD-03 | 304.95 | 306.10 | 2.61 | WASTE | Sulphide |
| KD-03 | 307.40 | 308.55 | 2.57 | WASTE | Sulphide |
| KD-03 | 309.70 | 310.80 | 2.64 | WASTE | Sulphide |
| KD-03 | 313.30 | 314.30 | 2.64 | WASTE | Sulphide |
| KD-03 | 315.00 | 316.30 | 2.48 | WASTE | Sulphide |
| KD-03 | 319.90 | 320.80 | 2.59 | WASTE | Sulphide |
| KD-03 | 320.80 | 322.00 | 2.59 | WASTE | Sulphide |
| KD-03 | 324.70 | 325.90 | 2.54 | WASTE | Sulphide |
| KD-03 | 325.90 | 326.90 | 2.54 | WASTE | Sulphide |
| KD-03 | 326.90 | 328.15 | 2.59 | WASTE | Sulphide |
| KD-03 | 328.15 | 329.55 | 2.60 | WASTE | Sulphide |
| KD-03 | 329.55 | 330.60 | 2.70 | WASTE | Sulphide |
| KD-03 | 330.60 | 331.60 | 2.56 | WASTE | Sulphide |
| KD-03 | 331.60 | 332.80 | 2.53 | WASTE | Sulphide |
| KD-03 | 333.90 | 335.10 | 2.54 | WASTE | Sulphide |
| KD-03 | 335.10 | 336.20 | 2.59 | WASTE | Sulphide |
| KD-03 | 337.25 | 338.40 | 2.58 | WASTE | Sulphide |
| KD-03 | 339.60 | 340.70 | 2.59 | WASTE | Sulphide |
| KD-03 | 340.70 | 341.95 | 2.59 | WASTE | Sulphide |
| KD-03 | 341.95 | 343.10 | 2.58 | WASTE | Sulphide |
| KD-03 | 343.10 | 344.30 | 2.57 | WASTE | Sulphide |
| KD-03 | 344.30 | 345.50 | 2.57 | WASTE | Sulphide |
| KD-03 | 345.50 | 346.70 | 2.58 | WASTE | Sulphide |
| KD-03 | 347.90 | 348.70 | 2.58 | WASTE | Sulphide |
| KD-03 | 349.10 | 350.20 | 2.58 | WASTE | Sulphide |
| KD-03 | 350.20 | 351.50 | 2.56 | WASTE | Sulphide |
| KD-03 | 353.80 | 355.00 | 2.50 | WASTE | Sulphide |
| KD-03 | 355.00 | 356.30 | 2.50 | WASTE | Sulphide |
| KD-03 | 356.30 | 357.40 | 2.49 | WASTE | Sulphide |
| KD-03 | 357.40 | 358.55 | 2.54 | WASTE | Sulphide |
| KD-03 | 358.55 | 359.90 | 2.53 | WASTE | Sulphide |
| KD-03 | 361.00 | 362.20 | 2.53 | WASTE | Sulphide |
| KD-03 | 362.20 | 363.00 | 2.52 | WASTE | Sulphide |
| KD-03 | 363.00 | 364.00 | 2.52 | WASTE | Sulphide |
| KD-03 | 364.00 | 365.00 | 2.51 | WASTE | Sulphide |
| KD-03 | 365.00 | 366.00 | 2.42 | WASTE | Sulphide |
| KD-03 | 366.70 | 367.55 | 2.51 | WASTE | Sulphide |
| KD-03 | 368.55 | 369.40 | 2.49 | WASTE | Sulphide |
| KD-03 | 370.70 | 371.60 | 2.59 | WASTE | Sulphide |
| KD-03 | 372.45 | 373.30 | 2.56 | WASTE | Sulphide |
| KD-03 | 374.30 | 375.40 | 2.58 | WASTE | Sulphide |
| KD-03 | 375.40 | 376.00 | 2.62 | WASTE | Sulphide |
| KD-03 | 376.00 | 377.00 | 2.62 | WASTE | Sulphide |
| KD-03 | 377.00 | 378.00 | 2.62 | WASTE | Sulphide |
| KD-03 | 378.00 | 379.00 | 2.62 | WASTE | Sulphide |
| KD-03 | 379.00 | 380.00 | 2.64 | WASTE | Sulphide |
| KD-03 | 380.00 | 380.95 | 2.62 | WASTE | Sulphide |
| KD-03 | 380.95 | 381.85 | 2.60 | WASTE | Sulphide |
| KD-03 | 383.90 | 385.00 | 2.56 | WASTE | Sulphide |
| KD-03 | 385.00 | 386.00 | 2.58 | WASTE | Sulphide |
| KD-03 | 386.65 | 388.00 | 2.58 | WASTE | Sulphide |
| KD-03 | 388.60 | 389.85 | 2.61 | WASTE | Sulphide |
| KD-03 | 389.85 | 390.75 | 2.57 | WASTE | Sulphide |
| KD-03 | 390.75 | 391.75 | 2.58 | WASTE | Sulphide |
| KD-03 | 392.75 | 393.50 | 2.61 | WASTE | Sulphide |

| | | | | | |
|---|---|---|---|---|---|
| KD-03 | 393.50 | 394.36 | 2.61 | WASTE | Sulphide |
| KD-03 | 396.30 | 397.30 | 2.58 | WASTE | Sulphide |
| KD-03 | 397.30 | 398.70 | 2.60 | WASTE | Sulphide |
| KD-03 | 399.70 | 400.70 | 2.58 | WASTE | Sulphide |
| KD-03 | 401.55 | 402.10 | 2.60 | WASTE | Sulphide |
| KD-04 | 0.70 | 1.00 | 2.30 | WASTE | Oxide |
| KD-04 | 1.00 | 1.50 | 2.30 | WASTE | Oxide |
| KD-04 | 1.50 | 2.25 | 2.33 | WASTE | Oxide |
| KD-04 | 2.25 | 3.25 | 2.42 | WASTE | Oxide |
| KD-04 | 3.25 | 4.15 | 2.44 | WASTE | Oxide |
| KD-04 | 4.15 | 5.50 | 2.38 | WASTE | Oxide |
| KD-04 | 6.55 | 7.30 | 2.29 | WASTE | Oxide |
| KD-04 | 9.00 | 10.50 | 2.27 | WASTE | Oxide |
| KD-04 | 10.50 | 12.00 | 2.33 | WASTE | Oxide |
| KD-04 | 12.00 | 13.00 | 2.39 | WASTE | Oxide |
| KD-04 | 13.00 | 14.50 | 2.41 | WASTE | Oxide |
| KD-04 | 14.50 | 15.50 | 2.43 | WASTE | Oxide |
| KD-04 | 15.50 | 17.00 | 2.30 | WASTE | Oxide |
| KD-04 | 18.00 | 18.50 | 2.49 | WASTE | Oxide |
| KD-04 | 18.50 | 19.50 | 2.46 | WASTE | Oxide |
| KD-04 | 19.50 | 21.00 | 2.47 | WASTE | Oxide |
| KD-04 | 21.00 | 22.20 | 2.51 | WASTE | Oxide |
| KD-04 | 22.20 | 22.70 | 2.46 | WASTE | Oxide |
| KD-04 | 22.70 | 23.45 | 2.42 | WASTE | Oxide |
| KD-04 | 26.90 | 28.40 | 2.40 | WASTE | Oxide |
| KD-05 | 19.50 | 21.00 | 2.56 | WASTE | Oxide |
| KD-05 | 22.50 | 23.50 | 2.36 | WASTE | Oxide |
| KD-05 | 26.00 | 26.40 | 2.50 | WASTE | Oxide |
| KD-05 | 26.40 | 27.80 | 2.50 | WASTE | Oxide |
| KD-05 | 27.80 | 29.00 | 2.50 | WASTE | Oxide |
| KD-05 | 53.10 | 54.60 | 2.55 | BRECC | Oxide |
| KD-05 | 54.60 | 55.50 | 2.50 | BRECC | Oxide |
| KD-05 | 55.50 | 57.00 | 2.46 | BRECC | Oxide |
| KD-05 | 58.20 | 59.40 | 2.54 | BRECC | Oxide |
| KD-05 | 59.40 | 61.00 | 2.48 | BRECC | Oxide |
| KD-05 | 62.40 | 63.60 | 2.24 | BRECC | Oxide |
| KD-05 | 63.60 | 65.00 | 2.53 | BRECC | Oxide |
| KD-05 | 66.00 | 67.00 | 2.42 | BRECC | Oxide |
| KD-05 | 67.00 | 68.50 | 2.34 | BRECC | Oxide |
| KD-05 | 68.50 | 70.00 | 2.40 | BRECC | Oxide |
| KD-05 | 70.00 | 71.60 | 2.39 | BRECC | Oxide |
| KD-05 | 71.60 | 72.80 | 2.47 | BRECC | Oxide |
| KD-05 | 72.80 | 74.40 | 2.53 | BRECC | Oxide |
| KD-05 | 74.40 | 76.00 | 2.45 | BRECC | Oxide |
| KD-05 | 76.00 | 77.10 | 2.48 | BRECC | Oxide |
| KD-05 | 77.50 | 77.70 | 2.52 | BRECC | Oxide |
| KD-05 | 88.00 | 89.50 | 2.48 | BRECC | Oxide |
| KD-05 | 89.50 | 90.50 | 2.55 | BRECC | Oxide |
| KD-05 | 90.50 | 91.56 | 2.56 | BRECC | Oxide |
| KD-05 | 91.56 | 92.55 | 2.46 | BRECC | Oxide |
| KD-05 | 93.70 | 94.84 | 2.56 | BRECC | Oxide |
| KD-05 | 94.84 | 95.22 | 2.58 | BRECC | Oxide |
| KD-05 | 95.22 | 97.00 | 2.55 | BRECC | Oxide |
| KD-05 | 97.00 | 98.50 | 2.59 | BRECC | Oxide |
| KD-05 | 98.50 | 100.00 | 2.56 | BRECC | Oxide |
| KD-05 | 101.00 | 102.60 | 2.53 | BRECC | Oxide |
| KD-05 | 102.60 | 103.60 | 2.51 | BRECC | Oxide |
| KD-05 | 103.60 | 104.30 | 2.53 | BRECC | Oxide |
| KD-05 | 104.30 | 105.30 | 2.54 | BRECC | Oxide |
| KD-05 | 107.20 | 108.60 | 2.59 | BRECC | Transitional |

| KD-05 | 108.60 | 110.00 | 2.59 | BRECC | Transitional |
|-------|--------|--------|------|-------|--------------|
| KD-05 | 111.00 | 112.00 | 2.52 | BRECC | Transitional |
| KD-05 | 112.00 | 112.70 | 2.63 | BRECC | Transitional |
| KD-05 | 112.70 | 113.60 | 2.51 | BRECC | Transitional |
| KD-05 | 116.23 | 117.80 | 2.49 | BRECC | Transitional |
| KD-05 | 117.80 | 118.50 | 2.49 | BRECC | Transitional |
| KD-05 | 118.50 | 120.00 | 2.55 | BRECC | Transitional |
| KD-07 | 47.70  | 48.70  | 2.41 | BRECC | Oxide        |
| KD-07 | 48.70  | 49.40  | 2.47 | BRECC | Oxide        |
| KD-07 | 49.40  | 50.70  | 2.33 | BRECC | Oxide        |
| KD-07 | 52.00  | 52.50  | 2.48 | BRECC | Oxide        |
| KD-07 | 53.70  | 55.20  | 2.51 | BRECC | Oxide        |
| KD-07 | 56.70  | 58.00  | 2.47 | BRECC | Oxide        |
| KD-07 | 58.00  | 58.95  | 2.55 | BRECC | Oxide        |
| KD-07 | 58.95  | 59.70  | 2.55 | BRECC | Oxide        |
| KD-07 | 62.00  | 63.10  | 2.06 | BRECC | Oxide        |
| KD-07 | 63.10  | 64.20  | 2.52 | BRECC | Oxide        |
| KD-07 | 64.20  | 65.00  | 2.55 | BRECC | Oxide        |
| KD-07 | 65.00  | 66.00  | 2.55 | BRECC | Oxide        |
| KD-07 | 66.00  | 67.20  | 2.56 | BRECC | Oxide        |
| KD-07 | 67.20  | 68.20  | 2.56 | BRECC | Oxide        |
| KD-07 | 68.20  | 68.80  | 2.58 | BRECC | Oxide        |
| KD-07 | 68.80  | 69.80  | 2.58 | BRECC | Oxide        |
| KD-07 | 69.80  | 70.80  | 2.62 | BRECC | Oxide        |
| KD-07 | 70.80  | 72.00  | 2.62 | BRECC | Oxide        |
| KD-07 | 72.00  | 73.40  | 2.57 | BRECC | Oxide        |
| KD-07 | 74.40  | 75.40  | 2.47 | BRECC | Oxide        |
| KD-07 | 76.30  | 77.30  | 2.38 | BRECC | Oxide        |
| KD-07 | 78.30  | 79.50  | 2.32 | BRECC | Oxide        |
| KD-07 | 79.50  | 81.00  | 2.42 | BRECC | Oxide        |
| KD-07 | 82.50  | 84.00  | 2.38 | BRECC | Transitional |
| KD-07 | 84.00  | 85.50  | 2.55 | BRECC | Transitional |
| KD-07 | 85.50  | 86.70  | 2.54 | BRECC | Transitional |
| KD-07 | 88.30  | 89.80  | 2.50 | BRECC | Transitional |
| KD-07 | 89.80  | 90.60  | 2.52 | BRECC | Transitional |
| KD-07 | 90.60  | 91.50  | 2.55 | BRECC | Transitional |
| KD-07 | 93.87  | 94.81  | 2.79 | BRECC | Sulphide     |
| KD-07 | 94.81  | 96.00  | 2.63 | BRECC | Sulphide     |
| KD-07 | 96.00  | 96.50  | 2.65 | BRECC | Transitional |
| KD-07 | 97.50  | 99.00  | 2.57 | BRECC | Transitional |
| KD-07 | 99.00  | 100.50 | 2.65 | BRECC | Transitional |
| KD-07 | 100.50 | 101.40 | 2.55 | BRECC | Transitional |
| KD-07 | 101.40 | 102.00 | 2.61 | BRECC | Transitional |
| KD-07 | 102.00 | 103.35 | 2.61 | BRECC | Transitional |
| KD-07 | 103.35 | 104.05 | 2.57 | BRECC | Transitional |
| KD-07 | 105.00 | 106.35 | 2.49 | BRECC | Transitional |
| KD-07 | 106.35 | 107.50 | 2.64 | BRECC | Transitional |
| KD-07 | 107.50 | 108.50 | 2.62 | BRECC | Transitional |
| KD-07 | 108.50 | 109.50 | 2.62 | BRECC | Transitional |
| KD-07 | 109.50 | 110.50 | 2.62 | BRECC | Sulphide     |
| KD-07 | 111.50 | 112.50 | 2.73 | BRECC | Sulphide     |
| KD-07 | 112.50 | 113.50 | 2.69 | BRECC | Sulphide     |
| KD-07 | 114.50 | 115.50 | 2.66 | BRECC | Sulphide     |
| KD-07 | 116.50 | 117.00 | 2.57 | BRECC | Sulphide     |
| KD-07 | 117.00 | 118.50 | 2.71 | BRECC | Transitional |
| KD-07 | 118.50 | 119.00 | 2.67 | BRECC | Transitional |
| KD-07 | 119.00 | 120.00 | 2.67 | BRECC | Transitional |
| KD-07 | 120.00 | 121.00 | 2.66 | BRECC | Transitional |
| KD-07 | 123.00 | 124.00 | 2.58 | BRECC | Oxide        |
| KD-07 | 124.60 | 124.96 | 2.65 | BRECC | Transitional |

| | | | | | |
|---|---|---|---|---|---|
| KD-07 | 125.38 | 126.50 | 2.73 | BRECC | Sulphide |
| KD-07 | 128.50 | 129.50 | 2.62 | BRECC | Sulphide |
| KD-07 | 130.50 | 131.50 | 2.68 | BRECC | Sulphide |
| KD-07 | 132.50 | 133.50 | 2.69 | BRECC | Sulphide |
| KD-07 | 134.50 | 135.50 | 2.77 | BRECC | Sulphide |
| KD-07 | 135.50 | 136.50 | 2.71 | BRECC | Sulphide |
| KD-07 | 139.00 | 139.80 | 2.74 | BRECC | Sulphide |
| KD-07 | 139.80 | 141.00 | 2.70 | BRECC | Sulphide |
| KD-07 | 141.00 | 142.00 | 2.71 | BRECC | Sulphide |
| KD-07 | 143.00 | 144.00 | 2.56 | BRECC | Sulphide |
| KD-07 | 144.00 | 145.00 | 2.64 | WASTE | Sulphide |
| KD-07 | 146.00 | 147.00 | 2.84 | WASTE | Sulphide |
| KD-07 | 148.00 | 149.00 | 2.79 | WASTE | Sulphide |
| KD-07 | 149.00 | 149.75 | 2.76 | WASTE | Sulphide |
| KD-08 | 73.60 | 74.60 | 2.62 | BRECC | Oxide |
| KD-08 | 74.60 | 75.40 | 2.61 | BRECC | Oxide |
| KD-08 | 75.40 | 76.50 | 2.53 | BRECC | Oxide |
| KD-08 | 76.50 | 77.60 | 2.60 | BRECC | Oxide |
| KD-08 | 77.60 | 78.60 | 2.61 | BRECC | Oxide |
| KD-08 | 78.60 | 79.60 | 2.78 | BRECC | Oxide |
| KD-08 | 79.60 | 80.30 | 3.27 | BRECC | Oxide |
| KD-08 | 80.30 | 81.00 | 2.90 | BRECC | Oxide |
| KD-08 | 82.00 | 82.80 | 3.46 | BRECC | Transitional |
| KD-08 | 82.80 | 83.60 | 3.46 | BRECC | Transitional |
| KD-08 | 83.60 | 84.30 | 2.24 | BRECC | Oxide |
| KD-08 | 84.30 | 85.30 | 1.97 | BRECC | Oxide |
| KD-08 | 85.30 | 86.00 | 4.32 | BRECC | Transitional |
| KD-08 | 87.00 | 88.00 | 2.06 | BRECC | Transitional |
| KD-08 | 89.00 | 90.00 | 2.55 | BRECC | Transitional |
| KD-08 | 90.00 | 91.00 | 2.60 | BRECC | Transitional |
| KD-08 | 91.00 | 92.00 | 2.58 | BRECC | Transitional |
| KD-08 | 94.00 | 95.00 | 2.66 | BRECC | Transitional |
| KD-08 | 96.00 | 97.00 | 2.64 | BRECC | Transitional |
| KD-08 | 97.00 | 98.00 | 2.52 | BRECC | Transitional |
| KD-08 | 99.07 | 100.00 | 2.48 | BRECC | Transitional |
| KD-08 | 100.00 | 101.00 | 2.55 | BRECC | Transitional |
| KD-08 | 102.00 | 103.00 | 2.55 | BRECC | Transitional |
| KD-08 | 103.00 | 104.00 | 2.61 | BRECC | Transitional |
| KD-08 | 104.00 | 105.00 | 2.58 | BRECC | Transitional |
| KD-08 | 105.00 | 106.00 | 2.58 | BRECC | Transitional |
| KD-08 | 106.00 | 106.80 | 2.59 | BRECC | Transitional |
| KD-09 | 47.00 | 47.90 | 2.47 | BRECC | Oxide |
| KD-09 | 47.90 | 48.70 | 2.39 | BRECC | Oxide |
| KD-09 | 48.70 | 49.50 | 2.35 | BRECC | Oxide |
| KD-09 | 49.50 | 50.20 | 2.33 | BRECC | Oxide |
| KD-09 | 50.20 | 50.90 | 2.37 | BRECC | Oxide |
| KD-09 | 53.40 | 54.00 | 2.30 | BRECC | Oxide |
| KD-09 | 54.00 | 55.10 | 2.20 | BRECC | Oxide |
| KD-09 | 56.70 | 57.60 | 2.34 | BRECC | Oxide |
| KD-09 | 57.60 | 58.60 | 2.39 | BRECC | Oxide |
| KD-09 | 59.60 | 60.80 | 2.38 | BRECC | Oxide |
| KD-09 | 61.70 | 62.70 | 2.10 | BRECC | Oxide |
| KD-09 | 63.70 | 64.70 | 2.38 | BRECC | Oxide |
| KD-09 | 65.50 | 66.50 | 2.50 | BRECC | Oxide |
| KD-09 | 66.50 | 67.50 | 2.61 | BRECC | Oxide |
| KD-09 | 72.30 | 73.10 | 2.25 | BRECC | Oxide |
| KD-09 | 73.10 | 73.90 | 2.24 | BRECC | Oxide |
| KD-09 | 75.50 | 76.50 | 2.76 | BRECC | Oxide |
| KD-09 | 76.50 | 77.40 | 2.67 | BRECC | Oxide |
| KD-09 | 77.40 | 78.30 | 2.20 | BRECC | Oxide |

| | | | | | |
|---|---|---|---|---|---|
| KD-09 | 78.30 | 79.10 | 2.58 | BRECC | Oxide |
| KD-09 | 79.10 | 80.00 | 2.59 | BRECC | Oxide |
| KD-09 | 80.00 | 80.90 | 2.58 | BRECC | Oxide |
| KD-09 | 80.90 | 82.10 | 2.50 | BRECC | Oxide |
| KD-09 | 83.10 | 84.10 | 2.47 | BRECC | Oxide |
| KD-09 | 85.10 | 85.70 | 2.47 | BRECC | Oxide |
| KD-09 | 85.70 | 86.70 | 2.35 | BRECC | Sulphide |
| KD-09 | 86.70 | 87.70 | 2.34 | WASTE | Sulphide |
| KD-09 | 87.70 | 88.70 | 2.51 | WASTE | Sulphide |
| KD-09 | 89.70 | 90.70 | 2.33 | WASTE | Sulphide |
| KD-09 | 92.70 | 93.70 | 2.18 | WASTE | Sulphide |
| KD-09 | 93.70 | 94.70 | 2.50 | WASTE | Sulphide |
| KD-09 | 94.70 | 95.70 | 2.50 | WASTE | Sulphide |
| KD-09 | 98.50 | 99.60 | 2.41 | WASTE | Oxide |
| KD-09 | 99.60 | 100.60 | 2.46 | WASTE | Oxide |
| KD-09 | 103.20 | 104.30 | 2.49 | WASTE | Sulphide |
| KD-09 | 106.30 | 107.30 | 2.57 | WASTE | Oxide |
| KD-09 | 107.30 | 108.00 | 2.57 | WASTE | Oxide |
| KD-09 | 108.00 | 108.80 | 2.56 | BRECC | Oxide |
| KD-09 | 108.80 | 110.60 | 2.64 | BRECC | Sulphide |
| KD-09 | 110.60 | 111.60 | 2.69 | BRECC | Sulphide |
| KD-09 | 113.60 | 114.60 | 2.57 | BRECC | Transitional |
| KD-09 | 114.60 | 115.60 | 2.59 | BRECC | Transitional |
| KD-09 | 115.60 | 116.60 | 2.54 | BRECC | Transitional |
| KD-09 | 116.60 | 117.60 | 2.65 | BRECC | Transitional |
| KD-09 | 119.60 | 120.60 | 2.61 | BRECC | Transitional |
| KD-09 | 120.60 | 121.60 | 2.58 | BRECC | Transitional |
| KD-09 | 121.60 | 122.50 | 2.66 | BRECC | Transitional |
| KD-09 | 127.40 | 128.20 | 2.62 | BRECC | Sulphide |
| KD-09 | 128.20 | 129.45 | 2.61 | BRECC | Sulphide |
| KD-09 | 129.45 | 130.45 | 2.68 | BRECC | Sulphide |
| KD-09 | 130.45 | 131.45 | 2.65 | BRECC | Sulphide |
| KD-09 | 131.45 | 132.40 | 2.56 | BRECC | Sulphide |
| KD-09 | 132.40 | 133.35 | 2.56 | BRECC | Transitional |
| KD-09 | 133.35 | 134.25 | 2.68 | BRECC | Transitional |
| KD-09 | 135.90 | 136.80 | 2.61 | BRECC | Transitional |
| KD-09 | 136.80 | 137.50 | 2.56 | BRECC | Transitional |
| KD-09 | 138.30 | 139.10 | 2.55 | BRECC | Transitional |
| KD-09 | 139.10 | 140.10 | 2.64 | BRECC | Transitional |
| KD-09 | 142.80 | 143.30 | 2.66 | BRECC | Transitional |
| KD-09 | 143.30 | 144.30 | 2.66 | BRECC | Sulphide |
| KD-09 | 144.30 | 145.30 | 2.70 | BRECC | Sulphide |
| KD-09 | 146.30 | 147.60 | 2.73 | BRECC | Sulphide |
| KD-13 | 49.00 | 49.60 | 2.49 | WASTE | Oxide |
| KD-13 | 49.60 | 50.15 | 2.49 | WASTE | Oxide |
| KD-13 | 51.00 | 52.00 | 2.58 | BRECC | Oxide |
| KD-13 | 53.00 | 53.40 | 2.53 | BRECC | Oxide |
| KD-13 | 53.40 | 54.00 | 2.49 | BRECC | Oxide |
| KD-13 | 54.00 | 55.00 | 2.55 | BRECC | Oxide |
| KD-13 | 55.00 | 55.80 | 2.55 | BRECC | Oxide |
| KD-13 | 55.80 | 56.30 | 2.44 | BRECC | Oxide |
| KD-13 | 56.30 | 56.80 | 2.51 | BRECC | Oxide |
| KD-13 | 56.80 | 57.50 | 2.58 | BRECC | Oxide |
| KD-13 | 58.40 | 59.50 | 2.46 | BRECC | Oxide |
| KD-13 | 59.50 | 60.40 | 2.40 | BRECC | Oxide |
| KD-13 | 60.40 | 61.30 | 2.52 | BRECC | Oxide |
| KD-13 | 61.30 | 62.25 | 2.52 | BRECC | Oxide |
| KD-13 | 62.25 | 63.10 | 2.62 | BRECC | Oxide |
| KD-13 | 64.05 | 64.80 | 2.59 | BRECC | Oxide |
| KD-13 | 64.80 | 65.85 | 2.58 | BRECC | Oxide |

| | | | | | |
|---|---|---|---|---|---|
| KD-13 | 65.85 | 66.90 | 2.50 | BRECC | Oxide |
| KD-13 | 67.90 | 68.75 | 2.42 | BRECC | Oxide |
| KD-13 | 74.50 | 75.50 | 2.51 | BRECC | Sulphide |
| KD-13 | 75.50 | 76.45 | 2.51 | BRECC | Sulphide |
| KD-13 | 76.45 | 77.40 | 2.56 | BRECC | Sulphide |
| KD-13 | 77.40 | 78.30 | 2.64 | BRECC | Sulphide |
| KD-13 | 78.30 | 78.70 | 2.66 | BRECC | Sulphide |
| KD-13 | 79.70 | 80.70 | 2.72 | BRECC | Sulphide |
| KD-13 | 81.55 | 82.45 | 2.72 | BRECC | Sulphide |
| KD-13 | 84.40 | 85.25 | 2.65 | BRECC | Sulphide |
| KD-13 | 85.25 | 86.10 | 2.69 | BRECC | Sulphide |
| KD-13 | 86.80 | 87.80 | 2.64 | BRECC | Oxide |
| KD-13 | 89.60 | 90.40 | 2.59 | BRECC | Oxide |
| KD-13 | 90.40 | 91.20 | 2.60 | BRECC | Oxide |
| KD-13 | 91.20 | 91.90 | 2.64 | BRECC | Oxide |
| KD-13 | 91.90 | 92.80 | 2.61 | BRECC | Oxide |
| KD-13 | 92.80 | 93.70 | 2.74 | BRECC | Oxide |
| KD-13 | 93.70 | 94.85 | 2.60 | BRECC | Oxide |
| KD-13 | 96.00 | 96.90 | 2.62 | BRECC | Oxide |
| KD-13 | 97.80 | 98.70 | 2.61 | BRECC | Oxide |
| KD-14 | 47.15 | 48.60 | 2.13 | WASTE | Transitional |
| KD-14 | 50.10 | 51.60 | 2.44 | WASTE | Transitional |
| KD-14 | 54.60 | 55.90 | 2.31 | WASTE | Oxide |
| KD-14 | 55.90 | 57.00 | 2.43 | WASTE | Oxide |
| KD-14 | 60.00 | 61.00 | 2.50 | WASTE | Oxide |
| KD-14 | 61.00 | 62.00 | 2.39 | WASTE | Oxide |
| KD-14 | 64.00 | 64.80 | 2.37 | WASTE | Oxide |
| KD-14 | 67.20 | 68.00 | 2.39 | WASTE | Oxide |
| KD-14 | 71.60 | 72.50 | 2.68 | WASTE | Oxide |
| KD-14 | 74.40 | 75.40 | 2.58 | WASTE | Oxide |
| KD-14 | 75.40 | 76.40 | 2.58 | WASTE | Oxide |
| KD-14 | 77.40 | 78.40 | 3.00 | WASTE | Oxide |
| KD-14 | 88.20 | 88.70 | 2.67 | WASTE | Oxide |
| KD-14 | 89.60 | 90.90 | 2.75 | WASTE | Oxide |
| KD-14 | 90.90 | 92.00 | 2.53 | WASTE | Oxide |
| KD-14 | 94.90 | 95.50 | 2.55 | WASTE | Oxide |
| KD-14 | 96.75 | 97.40 | 2.61 | WASTE | Oxide |
| KD-14 | 100.10 | 101.10 | 2.66 | WASTE | Sulphide |
| KD-15 | 27.00 | 28.40 | 2.38 | WASTE | Oxide |
| KD-15 | 29.50 | 30.80 | 2.29 | BRECC | Oxide |
| KD-15 | 31.50 | 32.50 | 2.38 | BRECC | Oxide |
| KD-15 | 34.25 | 35.00 | 2.50 | BRECC | Oxide |
| KD-15 | 35.60 | 36.50 | 2.50 | BRECC | Oxide |
| KD-15 | 36.50 | 37.50 | 2.40 | BRECC | Oxide |
| KD-15 | 39.00 | 40.00 | 2.38 | BRECC | Oxide |
| KD-15 | 40.00 | 41.00 | 2.46 | BRECC | Oxide |
| KD-15 | 41.00 | 42.00 | 2.50 | BRECC | Oxide |
| KD-15 | 42.00 | 42.75 | 2.38 | BRECC | Oxide |
| KD-15 | 43.50 | 44.50 | 2.56 | BRECC | Oxide |
| KD-15 | 45.00 | 46.00 | 2.38 | BRECC | Oxide |
| KD-15 | 47.00 | 48.00 | 2.50 | BRECC | Oxide |
| KD-15 | 50.00 | 51.00 | 2.38 | BRECC | Oxide |
| KD-15 | 51.75 | 52.50 | 2.27 | BRECC | Oxide |
| KD-15 | 55.00 | 56.00 | 2.50 | BRECC | Oxide |
| KD-15 | 57.00 | 58.00 | 2.53 | BRECC | Oxide |
| KD-15 | 58.00 | 58.80 | 2.55 | BRECC | Oxide |
| KD-15 | 60.00 | 61.00 | 2.63 | BRECC | Oxide |
| KD-15 | 61.00 | 62.00 | 2.63 | BRECC | Oxide |
| KD-15 | 62.00 | 63.00 | 2.54 | BRECC | Oxide |
| KD-15 | 63.00 | 64.00 | 2.70 | BRECC | Oxide |

| | | | | | |
|---|---|---|---|---|---|
| KD-15 | 64.00 | 65.00 | 2.67 | BRECC | Oxide |
| KD-15 | 65.00 | 66.00 | 2.68 | BRECC | Oxide |
| KD-15 | 66.00 | 67.00 | 2.60 | BRECC | Oxide |
| KD-15 | 67.00 | 68.10 | 2.61 | BRECC | Oxide |
| KD-15 | 68.10 | 69.10 | 2.39 | BRECC | Oxide |
| KD-15 | 69.10 | 70.10 | 2.60 | BRECC | Oxide |
| KD-15 | 70.10 | 71.00 | 2.37 | BRECC | Oxide |
| KD-15 | 71.00 | 71.95 | 2.36 | BRECC | Oxide |
| KD-15 | 71.95 | 72.90 | 2.63 | BRECC | Oxide |
| KD-15 | 74.30 | 75.30 | 2.15 | BRECC | Oxide |
| KD-15 | 75.30 | 76.30 | 2.10 | BRECC | Oxide |
| KD-15 | 76.30 | 77.30 | 2.18 | BRECC | Oxide |
| KD-15 | 77.30 | 78.20 | 2.69 | BRECC | Oxide |
| KD-15 | 78.20 | 79.10 | 2.16 | BRECC | Oxide |
| KD-15 | 79.10 | 80.10 | 2.50 | BRECC | Oxide |
| KD-15 | 80.10 | 81.10 | 2.63 | BRECC | Oxide |
| KD-15 | 81.10 | 82.10 | 2.36 | BRECC | Oxide |
| KD-15 | 82.10 | 83.10 | 2.24 | BRECC | Oxide |
| KD-15 | 83.10 | 84.10 | 2.11 | BRECC | Oxide |
| KD-15 | 84.10 | 85.30 | 2.27 | BRECC | Oxide |
| KD-15 | 85.30 | 86.20 | 2.41 | BRECC | Oxide |
| KD-15 | 86.20 | 87.10 | 2.30 | BRECC | Oxide |
| KD-15 | 87.10 | 88.00 | 2.12 | BRECC | Oxide |
| KD-15 | 88.00 | 88.90 | 2.46 | BRECC | Oxide |
| KD-15 | 88.90 | 89.90 | 2.49 | BRECC | Oxide |
| KD-15 | 89.90 | 90.90 | 2.47 | BRECC | Oxide |
| KD-15 | 91.90 | 92.85 | 2.47 | BRECC | Oxide |
| KD-15 | 92.85 | 93.40 | 2.80 | BRECC | Sulphide |
| KD-15 | 94.40 | 95.50 | 2.62 | BRECC | Sulphide |
| KD-15 | 95.50 | 96.60 | 2.67 | BRECC | Sulphide |
| KD-15 | 97.70 | 98.80 | 2.63 | BRECC | Sulphide |
| KD-15 | 98.80 | 100.00 | 2.56 | BRECC | Sulphide |
| KD-19 | 30.00 | 31.50 | 2.42 | WASTE | Oxide |
| KD-19 | 31.50 | 32.50 | 2.42 | WASTE | Oxide |
| KD-19 | 40.20 | 41.20 | 2.46 | WASTE | Oxide |
| KD-19 | 46.70 | 47.70 | 2.22 | WASTE | Oxide |
| KD-19 | 48.70 | 49.40 | 2.25 | WASTE | Oxide |
| KD-19 | 51.00 | 52.00 | 2.50 | WASTE | Oxide |
| KD-19 | 52.80 | 53.80 | 2.42 | WASTE | Transitional |
| KD-19 | 54.80 | 55.80 | 2.28 | WASTE | Transitional |
| KD-19 | 55.80 | 56.80 | 2.27 | WASTE | Transitional |
| KD-19 | 57.60 | 58.50 | 2.32 | WASTE | Transitional |
| KD-19 | 59.40 | 60.30 | 2.51 | WASTE | Sulphide |
| KD-19 | 62.00 | 62.80 | 2.54 | WASTE | Sulphide |
| KD-19 | 66.10 | 66.70 | 2.38 | BRECC | Oxide |
| KD-19 | 66.70 | 67.50 | 2.50 | BRECC | Oxide |
| KD-19 | 68.45 | 69.10 | 2.59 | BRECC | Oxide |
| KD-19 | 70.00 | 70.90 | 2.55 | BRECC | Oxide |
| KD-19 | 70.90 | 71.60 | 2.55 | BRECC | Oxide |
| KD-19 | 71.60 | 72.40 | 2.53 | BRECC | Oxide |
| KD-19 | 72.40 | 73.18 | 2.51 | BRECC | Oxide |
| KD-19 | 75.00 | 76.00 | 2.48 | BRECC | Transitional |
| KD-19 | 80.00 | 80.80 | 2.40 | BRECC | Transitional |
| KD-19 | 80.80 | 81.80 | 2.60 | BRECC | Transitional |
| KD-19 | 81.80 | 83.00 | 2.58 | BRECC | Transitional |
| KD-19 | 83.00 | 84.00 | 2.58 | BRECC | Transitional |
| KD-19 | 84.80 | 85.80 | 2.56 | BRECC | Transitional |
| KD-19 | 87.80 | 88.50 | 2.49 | BRECC | Oxide |
| KD-19 | 88.50 | 90.50 | 2.54 | BRECC | Transitional |
| KD-19 | 90.50 | 91.50 | 2.53 | BRECC | Transitional |

```
KD-19      93.20     94.00    2.36   BRECC    Transitional
KD-19      94.90     95.80    2.47   WASTE    Transitional
KD-19      95.80     96.70    2.37   WASTE    Transitional
KD-19      96.70     97.70    2.51   WASTE      Sulphide
KD-19      97.70     98.60    2.51   WASTE      Sulphide
KD-19      98.60     99.50    2.63   WASTE      Sulphide
KD-19     101.20    102.00    2.53   WASTE    Transitional
KD-19     103.80    104.85    2.51   WASTE    Transitional
KD-19     104.85    105.90    2.52   WASTE    Transitional
KD-19     105.90    106.80    2.63   WASTE    Transitional
KD-19     107.60    108.60    2.63   WASTE    Transitional
KD-19     108.60    109.50    2.64   WASTE    Transitional
KD-19     109.50    110.40    2.64   BRECC    Transitional
KD-19     110.85    111.60    2.63   BRECC      Sulphide
KD-19     112.30    112.80    2.64   BRECC      Sulphide
KD-19     112.80    113.60    2.68   BRECC      Sulphide
KD-19     114.60    115.60    2.59   BRECC    Transitional
KD-19     115.60    116.60    2.74   BRECC    Transitional
KD-19     118.10    119.00    2.68   BRECC    Transitional
KD-19     119.00    119.70    2.74   BRECC    Transitional
KD-19     120.70    121.70    2.67   BRECC    Transitional
KD-31      42.00     43.00    2.37   WASTE         Oxide
KD-31      43.00     43.80    2.34   WASTE         Oxide
KD-31      44.50     45.20    2.53   WASTE         Oxide
KD-31      46.00     46.90    2.78   BRECC         Oxide
KD-31      46.90     47.60    2.62   BRECC         Oxide
KD-31      47.60     48.60    2.60   BRECC         Oxide
KD-31      48.60     49.30    2.71   BRECC         Oxide
KD-31      49.30     50.30    2.39   BRECC         Oxide
KD-31      51.20     52.10    2.45   BRECC         Oxide
KD-31      52.10     53.50    2.56   BRECC         Oxide
KD-31      53.50     54.50    2.50   BRECC         Oxide
KD-31      54.50     55.50    2.53   BRECC         Oxide
KD-31      55.50     56.30    2.72   BRECC         Oxide
KD-31      57.10     58.00    2.51   BRECC         Oxide
KD-31      59.00     60.00    2.60   BRECC         Oxide
KD-31      60.00     60.80    2.56   BRECC         Oxide
KD-31      60.80     61.50    2.59   BRECC         Oxide
KD-31      61.50     62.30    2.46   BRECC         Oxide
KD-31      62.30     63.00    2.55   BRECC    Transitional
KD-31      63.00     63.60    2.65   BRECC    Transitional
KD-31      63.60     64.20    2.74   BRECC    Transitional
KD-31      64.20     65.20    2.59   BRECC    Transitional
KD-31      65.20     66.00    2.63   BRECC    Transitional
KD-31      66.00     67.00    2.75   BRECC    Transitional
KD-31      67.00     68.00    2.67   BRECC    Transitional
KD-31      68.00     68.60    2.69   BRECC    Transitional
KD-31      69.20     70.00    2.73   BRECC      Sulphide
KD-31      70.00     71.00    2.77   BRECC      Sulphide
KD-31      72.60     73.60    2.56   BRECC         Oxide
KD-31      73.60     74.60    2.50   BRECC         Oxide
KD-31      74.60     75.30    2.56   BRECC         Oxide
KD-31      75.30     76.00    2.66   BRECC         Oxide
KD-31      76.00     76.90    2.60   BRECC         Oxide
KD-31      76.90     77.60    2.68   BRECC    Transitional
KD-31      78.60     79.20    2.59   BRECC    Transitional
KD-31      79.20     80.20    2.61   BRECC    Transitional
KD-31      80.20     81.00    2.57   BRECC    Transitional
KD-31      81.00     82.00    2.51   BRECC    Transitional
KD-31      82.00     82.80    2.57   BRECC    Transitional
```

```
KD-31          82.80      83.40     2.52   BRECC   Transitional
KD-31          83.40      84.10     2.51   BRECC   Transitional
KD-31          84.10      85.00     2.60   BRECC   Transitional
KD-31          85.00      86.00     2.55   BRECC   Transitional
KD-31          86.00      86.70     2.70   BRECC   Transitional
KD-31          86.70      87.60     2.70   BRECC   Transitional
KD-31          87.60      88.20     2.67   BRECC   Transitional
KD-31          88.20      88.85     2.67   BRECC   Transitional
KD-31          88.85      89.80     2.81   BRECC      Sulphide
KD-31          89.80      90.50     2.69   BRECC      Sulphide
KD-31          90.50      91.50     2.72   BRECC      Sulphide
KD-31          91.50      92.40     2.58   BRECC      Sulphide
KD-31          92.40      93.20     2.63   BRECC      Sulphide
KD-31          93.20      94.00     2.74   BRECC      Sulphide
KD-31          95.00      96.00     2.60   BRECC      Sulphide
KD-31          97.00      98.00     2.62   BRECC      Sulphide
KD-31          98.60      99.60     2.72   BRECC      Sulphide
KD-31          99.60     100.50     2.72   BRECC      Sulphide
KD-31         100.50     101.30     2.84   BRECC      Sulphide
KD-31         101.90     102.30     2.73   BRECC        Oxide
KD-31         103.10     104.00     2.61   BRECC        Oxide
KD-31         104.80     105.60     2.59   BRECC      Sulphide
KD-31         107.80     108.60     2.78   BRECC      Sulphide
KD-31         108.60     109.40     2.59   BRECC      Sulphide
KD-31         109.40     110.30     2.71   BRECC      Sulphide
KD-31         110.30     111.20     2.65   BRECC      Sulphide
KD-31         112.00     113.00     2.73   BRECC      Sulphide
KD-31         113.00     113.70     2.77   BRECC      Sulphide
KD-31         115.50     116.20     2.82   BRECC      Sulphide
KD-31         117.00     117.70     2.72   BRECC      Sulphide
KD-31         117.70     118.30     2.75   BRECC      Sulphide
KD-31         119.10     119.90     2.88   BRECC      Sulphide
KD-31         120.50     121.50     2.69   BRECC   Transitional
KD-31         122.30     123.00     2.69   BRECC   Transitional
KD-31         124.00     125.00     2.69   BRECC      Sulphide
KD-31         125.00     126.00     3.48   BRECC      Sulphide
KD-31         126.00     127.00     2.93   BRECC      Sulphide
KD-31         127.00     127.80     3.35   BRECC      Sulphide
KD-31         127.80     128.60     2.68   BRECC      Sulphide
KD-31         128.60     129.30     2.95   BRECC      Sulphide
KD-31         129.30     130.00     3.19   BRECC      Sulphide
KD-31         130.00     130.70     2.70   BRECC      Sulphide
KD-31         130.70     131.40     2.93   BRECC      Sulphide
KD-31         131.40     132.10     2.73   BRECC      Sulphide
KD-31         132.10     133.00     2.82   BRECC      Sulphide
KD-31         133.00     133.80     2.77   BRECC      Sulphide
KD-31         133.80     134.60     2.88   BRECC      Sulphide
KD-31         134.60     135.90     2.65   BRECC        Oxide
KD-31         135.90     136.50     3.23   BRECC      Sulphide
KD-31         136.50     137.80     3.08   BRECC      Sulphide
KD-31         137.80     138.50     3.78   BRECC      Sulphide
KD-31         138.50     139.30     2.72   BRECC      Sulphide
KD-31         139.30     140.30     2.67   BRECC      Sulphide
KD-31         140.30     141.00     2.69   BRECC      Sulphide
KD-31         141.00     142.00     2.77   BRECC      Sulphide
KD-31         142.00     143.00     2.68   BRECC      Sulphide
KD-31         143.00     144.10     2.80   BRECC      Sulphide
KD-31         144.10     145.00     2.85   BRECC      Sulphide
KD-31         145.00     145.80     2.70   BRECC      Sulphide
KD-31         145.80     146.80     2.85   BRECC      Sulphide
```

```
KD-31    146.80    147.60    2.66    BRECC    Sulphide
KD-31    147.60    148.40    2.67    BRECC    Sulphide
KD-31    148.40    149.30    2.70    BRECC    Sulphide
KD-31    149.30    150.10    2.67    BRECC    Sulphide
KD-31    150.10    151.00    2.62    BRECC    Sulphide
KD-31    151.00    152.00    2.46    BRECC    Sulphide
KD-31    152.00    152.50    2.59    BRECC    Sulphide
KD-31    152.50    153.70    2.61    BRECC    Sulphide
KD-31    153.70    154.40    2.64    BRECC    Sulphide
KD-31    154.40    155.40    2.71    BRECC    Sulphide
KD-31    155.40    156.30    2.96    BRECC    Sulphide
KD-31    156.30    157.30    2.72    BRECC    Sulphide
KD-31    157.30    158.30    2.71    BRECC    Sulphide
KD-31    158.30    159.00    2.72    BRECC    Sulphide
KD-31    159.00    159.90    2.72    BRECC    Sulphide
KD-31    159.90    160.70    2.76    BRECC    Sulphide
KD-31    160.70    161.60    2.72    BRECC    Sulphide
KD-31    161.60    162.50    2.73    WASTE    Sulphide
KD-31    162.50    163.40    2.74    WASTE    Sulphide
KD-31    163.40    164.40    2.74    WASTE    Sulphide
KD-31    164.40    165.40    2.58    WASTE    Sulphide
KD-31    168.60    169.60    2.54    WASTE    Sulphide
KD-31    170.60    171.60    2.56    WASTE    Sulphide
KD-31    172.60    173.60    2.45    WASTE    Sulphide
KD-31    176.60    177.60    2.57    WASTE    Sulphide
KD-31    177.60    178.60    2.43    WASTE    Sulphide
KD-31    181.60    182.30    2.61    WASTE    Sulphide
KD-31    183.30    184.30    2.53    WASTE    Sulphide
KD-31    185.30    186.20    2.56    WASTE    Sulphide
KD-31    186.90    187.60    2.53    WASTE    Sulphide
KD-31    191.20    192.00    2.56    WASTE    Sulphide
KD-31    196.00    196.90    2.56    WASTE    Sulphide
KD-31    199.10    199.90    2.60    WASTE    Sulphide
KD-31    207.80    208.60    2.60    WASTE    Sulphide
KD-31    209.60    210.40    2.63    WASTE    Sulphide
KD-31    211.40    212.40    2.63    WASTE    Sulphide
KD-31    213.40    214.40    2.61    WASTE    Sulphide
KD-31    215.80    216.30    2.56    WASTE    Sulphide
KD-31    216.30    217.30    2.63    WASTE    Sulphide
KD-31    219.40    220.30    2.52    WASTE    Sulphide
KD-31    225.90    226.70    2.62    WASTE    Sulphide
KD-31    228.70    229.50    2.67    WASTE    Sulphide
KD-31    233.00    233.80    2.55    WASTE    Sulphide
KD-31    235.50    236.50    2.49    WASTE    Sulphide
KD-31    239.00    239.70    2.53    WASTE    Sulphide
KD-31    247.10    248.10    2.69    WASTE    Sulphide
KD-31    248.10    249.00    2.69    WASTE    Sulphide
KD-31    251.50    252.30    2.62    WASTE    Sulphide
KD-31    258.10    258.70    2.66    WASTE    Sulphide
KD-31    261.60    262.20    2.68    WASTE    Sulphide
KD-31    266.60    267.60    2.61    WASTE    Sulphide
KD-31    269.80    270.50    2.63    WASTE    Sulphide
KD-31    276.30    277.00    2.56    WASTE    Sulphide
KD-31    280.15    280.95    2.58    WASTE    Sulphide
KD-37     27.30     28.00    2.57    BRECC    Oxide
KD-37     28.00     29.00    2.74    BRECC    Oxide
KD-37     29.00     29.80    2.71    BRECC    Oxide
KD-37     29.80     30.80    2.61    BRECC    Oxide
KD-37     30.80     31.20    2.66    BRECC    Oxide
KD-37     33.50     34.50    2.64    BRECC    Oxide
```

| | | | | | |
|------|-------|-------|------|-------|--------------|
| KD-37 | 34.50 | 35.50 | 2.59 | BRECC | Oxide |
| KD-37 | 35.50 | 37.70 | 2.55 | BRECC | Oxide |
| KD-37 | 37.70 | 38.20 | 2.59 | BRECC | Oxide |
| KD-37 | 38.20 | 39.30 | 2.54 | BRECC | Oxide |
| KD-37 | 39.30 | 40.20 | 2.57 | BRECC | Oxide |
| KD-37 | 40.20 | 41.10 | 2.58 | BRECC | Oxide |
| KD-37 | 41.10 | 42.10 | 2.64 | BRECC | Oxide |
| KD-37 | 42.10 | 43.10 | 2.63 | BRECC | Oxide |
| KD-37 | 43.10 | 44.10 | 2.69 | BRECC | Oxide |
| KD-37 | 44.10 | 44.70 | 2.67 | BRECC | Oxide |
| KD-37 | 44.70 | 45.50 | 2.57 | BRECC | Oxide |
| KD-37 | 45.50 | 46.40 | 2.60 | BRECC | Oxide |
| KD-37 | 46.40 | 47.40 | 2.55 | BRECC | Oxide |
| KD-37 | 47.40 | 48.40 | 2.55 | BRECC | Oxide |
| KD-37 | 48.40 | 49.40 | 2.56 | BRECC | Oxide |
| KD-37 | 49.40 | 50.40 | 2.51 | BRECC | Oxide |
| KD-37 | 50.40 | 51.10 | 2.56 | BRECC | Oxide |
| KD-37 | 51.10 | 52.10 | 2.68 | BRECC | Oxide |
| KD-37 | 52.10 | 52.70 | 2.71 | BRECC | Oxide |
| KD-37 | 52.70 | 53.70 | 2.53 | BRECC | Oxide |
| KD-37 | 53.70 | 55.20 | 2.46 | BRECC | Oxide |
| KD-37 | 55.20 | 56.20 | 2.53 | BRECC | Oxide |
| KD-37 | 56.20 | 57.20 | 2.55 | BRECC | Oxide |
| KD-37 | 57.20 | 58.20 | 2.55 | BRECC | Oxide |
| KD-37 | 58.20 | 59.20 | 2.59 | BRECC | Oxide |
| KD-37 | 59.20 | 60.20 | 2.61 | BRECC | Oxide |
| KD-37 | 60.20 | 61.20 | 2.68 | BRECC | Oxide |
| KD-37 | 61.20 | 62.20 | 2.66 | BRECC | Oxide |
| KD-37 | 62.20 | 63.20 | 2.61 | BRECC | Oxide |
| KD-37 | 63.20 | 64.20 | 2.63 | BRECC | Oxide |
| KD-37 | 64.20 | 65.20 | 2.58 | BRECC | Oxide |
| KD-37 | 65.20 | 66.00 | 2.55 | BRECC | Oxide |
| KD-37 | 66.00 | 67.20 | 2.49 | BRECC | Oxide |
| KD-37 | 67.20 | 68.20 | 2.42 | BRECC | Oxide |
| KD-37 | 68.20 | 69.20 | 2.52 | BRECC | Oxide |
| KD-37 | 69.20 | 69.65 | 2.57 | BRECC | Oxide |
| KD-37 | 69.65 | 70.20 | 2.57 | BRECC | Oxide |
| KD-37 | 70.20 | 71.20 | 2.58 | BRECC | Oxide |
| KD-37 | 71.20 | 72.20 | 2.62 | BRECC | Oxide |
| KD-37 | 72.20 | 73.20 | 2.49 | BRECC | Transitional |
| KD-37 | 73.20 | 74.00 | 2.57 | BRECC | Transitional |
| KD-37 | 74.00 | 75.00 | 2.56 | BRECC | Transitional |
| KD-37 | 75.00 | 76.00 | 2.59 | BRECC | Oxide |
| KD-37 | 76.00 | 76.80 | 2.57 | BRECC | Oxide |
| KD-37 | 76.80 | 77.45 | 2.54 | BRECC | Oxide |
| KD-37 | 77.45 | 78.50 | 2.58 | BRECC | Oxide |
| KD-37 | 78.50 | 79.50 | 2.52 | BRECC | Oxide |
| KD-37 | 79.50 | 80.50 | 2.58 | BRECC | Oxide |
| KD-37 | 80.50 | 81.50 | 2.59 | BRECC | Oxide |
| KD-37 | 81.50 | 82.50 | 2.61 | BRECC | Oxide |
| KD-37 | 82.50 | 83.45 | 2.66 | BRECC | Oxide |
| KD-37 | 83.45 | 84.55 | 2.49 | BRECC | Sulphide |
| KD-37 | 84.55 | 85.30 | 2.64 | BRECC | Sulphide |
| KD-37 | 85.30 | 86.00 | 2.52 | BRECC | Oxide |
| KD-37 | 86.00 | 86.80 | 2.54 | BRECC | Oxide |
| KD-37 | 86.80 | 87.80 | 2.83 | BRECC | Sulphide |
| KD-37 | 87.80 | 88.50 | 2.69 | BRECC | Sulphide |
| KD-37 | 88.50 | 89.50 | 2.78 | BRECC | Sulphide |
| KD-37 | 89.50 | 90.50 | 2.74 | BRECC | Sulphide |
| KD-37 | 90.50 | 91.50 | 2.69 | BRECC | Sulphide |

| | | | | | |
|---|---|---|---|---|---|
| KD-37 | 91.50 | 92.10 | 2.72 | BRECC | Sulphide |
| KD-37 | 92.10 | 92.60 | 2.82 | BRECC | Sulphide |
| KD-37 | 92.60 | 93.40 | 2.60 | BRECC | Oxide |
| KD-37 | 93.40 | 94.00 | 2.85 | BRECC | Sulphide |
| KD-37 | 94.00 | 94.65 | 2.75 | BRECC | Sulphide |
| KD-37 | 94.65 | 95.50 | 2.67 | BRECC | Sulphide |
| KD-37 | 95.50 | 96.50 | 2.60 | BRECC | Sulphide |
| KD-37 | 96.50 | 97.50 | 2.79 | BRECC | Sulphide |
| KD-37 | 97.50 | 98.50 | 2.53 | BRECC | Sulphide |
| KD-37 | 98.50 | 99.50 | 2.66 | BRECC | Sulphide |
| KD-37 | 99.50 | 100.30 | 2.70 | BRECC | Sulphide |
| KD-37 | 100.30 | 101.00 | 2.78 | BRECC | Sulphide |
| KD-37 | 101.00 | 102.00 | 2.71 | BRECC | Sulphide |
| KD-37 | 102.00 | 103.00 | 2.67 | BRECC | Sulphide |
| KD-37 | 103.00 | 104.00 | 2.77 | BRECC | Sulphide |
| KD-37 | 104.00 | 105.00 | 2.59 | BRECC | Sulphide |
| KD-37 | 106.00 | 106.80 | 2.64 | BRECC | Sulphide |
| KD-37 | 107.40 | 108.40 | 2.63 | BRECC | Sulphide |
| KD-37 | 110.20 | 111.20 | 2.63 | BRECC | Sulphide |
| KD-37 | 112.20 | 113.20 | 2.66 | BRECC | Sulphide |
| KD-37 | 114.00 | 115.00 | 2.84 | BRECC | Sulphide |
| KD-37 | 116.00 | 117.00 | 2.68 | BRECC | Sulphide |
| KD-37 | 117.00 | 117.60 | 2.65 | BRECC | Sulphide |
| KD-37 | 120.30 | 121.00 | 2.68 | BRECC | Sulphide |
| KD-37 | 121.00 | 122.60 | 2.68 | BRECC | Sulphide |
| KD-37 | 122.60 | 124.20 | 2.59 | BRECC | Sulphide |
| KD-37 | 127.20 | 128.20 | 2.63 | BRECC | Sulphide |
| KD-37 | 131.70 | 133.20 | 2.63 | BRECC | Sulphide |
| KD-37 | 136.20 | 137.70 | 2.84 | BRECC | Sulphide |
| KD-37 | 137.70 | 139.20 | 2.73 | BRECC | Sulphide |
| KD-37 | 141.90 | 143.00 | 2.74 | BRECC | Sulphide |
| KD-37 | 143.90 | 144.80 | 2.70 | WASTE | Sulphide |
| KD-37 | 149.20 | 150.00 | 2.68 | WASTE | Sulphide |
| KD-37 | 151.10 | 152.10 | 2.66 | WASTE | Sulphide |
| KD-37 | 152.10 | 153.10 | 2.64 | WASTE | Sulphide |
| KD-37 | 154.10 | 155.10 | 2.63 | WASTE | Sulphide |
| KD-37 | 155.10 | 156.10 | 2.68 | WASTE | Sulphide |
| KD-37 | 156.10 | 157.10 | 2.63 | WASTE | Sulphide |
| KD-37 | 157.10 | 158.10 | 2.69 | WASTE | Sulphide |
| KD-37 | 158.10 | 159.10 | 2.76 | WASTE | Sulphide |
| KD-37 | 159.10 | 160.10 | 2.66 | WASTE | Sulphide |
| KD-37 | 161.10 | 162.00 | 2.65 | WASTE | Sulphide |
| KD-37 | 163.00 | 164.00 | 2.65 | WASTE | Sulphide |
| KD-37 | 165.00 | 166.00 | 2.64 | WASTE | Sulphide |
| KD-37 | 169.00 | 170.00 | 2.60 | WASTE | Sulphide |
| KD-37 | 172.00 | 173.00 | 2.62 | WASTE | Sulphide |
| KD-37 | 174.00 | 175.00 | 2.66 | WASTE | Sulphide |
| KD-37 | 176.00 | 177.00 | 2.64 | WASTE | Sulphide |
| KD-37 | 178.00 | 179.00 | 2.67 | WASTE | Sulphide |
| KD-37 | 181.00 | 182.00 | 2.64 | WASTE | Sulphide |
| KD-37 | 184.00 | 185.00 | 2.46 | WASTE | Sulphide |
| KD-44 | 31.70 | 32.70 | 2.15 | BRECC | Oxide |
| KD-44 | 35.30 | 37.40 | 2.29 | BRECC | Oxide |
| KD-44 | 44.70 | 46.10 | 2.01 | BRECC | Oxide |
| KD-44 | 46.10 | 47.10 | 2.04 | BRECC | Oxide |
| KD-44 | 48.10 | 49.10 | 2.00 | BRECC | Oxide |
| KD-44 | 49.10 | 50.10 | 2.34 | BRECC | Oxide |
| KD-44 | 50.10 | 51.20 | 2.49 | BRECC | Oxide |
| KD-44 | 51.20 | 52.20 | 2.48 | BRECC | Oxide |
| KD-44 | 52.20 | 53.20 | 2.26 | BRECC | Oxide |

| | | | | | |
|---|---|---|---|---|---|
| KD-44 | 53.20 | 54.20 | 2.56 | BRECC | Oxide |
| KD-44 | 55.20 | 56.20 | 2.45 | BRECC | Oxide |
| KD-44 | 56.20 | 57.10 | 2.45 | BRECC | Oxide |
| KD-44 | 57.10 | 58.10 | 2.55 | BRECC | Oxide |
| KD-44 | 59.10 | 60.10 | 2.53 | BRECC | Oxide |
| KD-44 | 60.10 | 61.10 | 2.45 | BRECC | Oxide |
| KD-44 | 62.10 | 63.10 | 2.39 | BRECC | Oxide |
| KD-44 | 64.10 | 65.10 | 2.36 | BRECC | Oxide |
| KD-44 | 65.10 | 66.10 | 2.37 | BRECC | Oxide |
| KD-44 | 66.10 | 67.10 | 2.26 | BRECC | Oxide |
| KD-44 | 67.10 | 68.10 | 2.26 | BRECC | Oxide |
| KD-44 | 68.10 | 69.10 | 2.49 | BRECC | Oxide |
| KD-44 | 73.10 | 74.10 | 2.54 | BRECC | Oxide |
| KD-44 | 75.10 | 76.15 | 2.63 | BRECC | Oxide |
| KD-44 | 76.15 | 77.15 | 2.68 | BRECC | Oxide |
| KD-44 | 77.15 | 77.50 | 2.64 | BRECC | Oxide |
| KD-44 | 78.50 | 79.40 | 2.61 | BRECC | Oxide |
| KD-44 | 79.40 | 80.30 | 2.61 | BRECC | Oxide |
| KD-44 | 81.20 | 82.20 | 2.49 | BRECC | Oxide |
| KD-44 | 82.20 | 83.30 | 2.67 | BRECC | Oxide |
| KD-44 | 83.30 | 84.60 | 2.24 | BRECC | Oxide |
| KD-44 | 84.60 | 85.60 | 2.59 | BRECC | Oxide |
| KD-44 | 86.60 | 87.60 | 2.63 | BRECC | Oxide |
| KD-44 | 88.60 | 89.60 | 2.62 | BRECC | Oxide |
| KD-44 | 92.10 | 93.00 | 2.65 | BRECC | Oxide |
| KD-44 | 94.00 | 95.00 | 2.62 | BRECC | Oxide |
| KD-44 | 99.00 | 100.00 | 2.64 | BRECC | Oxide |
| KD-44 | 100.00 | 101.00 | 2.56 | BRECC | Oxide |
| KD-44 | 101.70 | 102.70 | 2.71 | BRECC | Oxide |
| KD-44 | 103.70 | 104.80 | 2.52 | BRECC | Oxide |
| KD-44 | 104.80 | 105.90 | 2.47 | BRECC | Oxide |
| KD-44 | 107.00 | 108.00 | 2.67 | BRECC | Sulphide |
| KD-44 | 109.00 | 110.00 | 2.58 | BRECC | Sulphide |
| KD-44 | 110.00 | 111.00 | 2.58 | BRECC | Sulphide |